CMS ENERGY & CONSUMERS ENERGY

ANNUAL REPORT

2024











CMS ENERGY

Consumers Energy

Count on Us®

To our Valued Shareholders:

Thank you for another year of your investment in CMS Energy.

Over the course of 2024, significant commitments were made to our customers, demonstrating they can "Count on Us" to deliver safe, reliable, affordable, clean and equitable energy to their homes and businesses.

We continue to deliver on our electric Reliability Roadmap and competitive rates initiatives. From more undergrounding to forestry work in the field and the continued practice of lean operating principles, it's an exciting time! The investments in our electric grid and focus on waste elimination help ensure a more resilient and affordable system for our customers. Building trust within our communities is vital as we create partnerships important to Michigan and our broader service area.

We are not just meeting the energy needs of today, but are also building a brighter, cleaner, and more prosperous tomorrow as we continue to lead the Clean Energy Transformation. As we make important investments in wind, solar, and battery storage, we are shaping a more dynamic and diversified energy mix to support customer demand and an ever-changing, weather-driven landscape.

More importantly, we continue to align our operational performance with our promise to provide consistent, industry-leading financial results. With 138 years of service, CMS Energy continues to have one of the highest multiples in the Utility sector. Our solid investment thesis stands the test of time and allows us to be there for our customers – every step of the way.

Our strategy is simple, and our vision is clear. Through strong operational and financial performance, we continue to position the business for strength. I am extremely proud of our team here at CMS Energy. Working together to support our triple bottom line – People, Planet, and Prosperity. I look forward to another year of strong performance in 2025. Thank you for your investment and confidence in CMS Energy.

Sincerely,

Garrick Rochow
President and CEO

Consumers Energy
One Energy Plaza
Jackson, MI 49201

CMSenergy.com

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____

Commission File No.	Registrant; State of Incorporation; Address; and Telephone Number	IRS Employer Identification No.
1-9513	**CMS ENERGY CORPORATION** (A Michigan Corporation) One Energy Plaza, Jackson, Michigan 49201 (517) 788-0550	38-2726431
1-5611	**CONSUMERS ENERGY COMPANY** (A Michigan Corporation) One Energy Plaza, Jackson, Michigan 49201 (517) 788-0550	38-0442310

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
CMS Energy Corporation Common Stock, $0.01 par value	CMS	New York Stock Exchange
CMS Energy Corporation 5.625% Junior Subordinated Notes due 2078	CMSA	New York Stock Exchange
CMS Energy Corporation 5.875% Junior Subordinated Notes due 2078	CMSC	New York Stock Exchange
CMS Energy Corporation 5.875% Junior Subordinated Notes due 2079	CMSD	New York Stock Exchange
CMS Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.200% Cumulative Redeemable Perpetual Preferred Stock, Series C	CMS PRC	New York Stock Exchange
Consumers Energy Company Cumulative Preferred Stock, $100 par value: $4.50 Series	CMS-PB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CMS Energy Corporation: Yes ☒ No ☐ **Consumers Energy Company:** Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CMS Energy Corporation: Yes ☐ No ☒ **Consumers Energy Company:** Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

CMS Energy Corporation: Yes ☒ No ☐ **Consumers Energy Company:** Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

CMS Energy Corporation: Yes ☒ No ☐ **Consumers Energy Company:** Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

CMS Energy Corporation:		**Consumers Energy Company:**	
Large accelerated filer	☒	Large accelerated filer	☐
Non-accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Accelerated filer	☐
Smaller reporting company	☐	Smaller reporting company	☐
Emerging growth company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

CMS Energy Corporation: ☐ **Consumers Energy Company:** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

CMS Energy Corporation: ☒ **Consumers Energy Company:** ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

CMS Energy Corporation: ☐ **Consumers Energy Company:** ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

CMS Energy Corporation: ☐ **Consumers Energy Company:** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CMS Energy Corporation: Yes ☐ No ☒ **Consumers Energy Company:** Yes ☐ No ☒

The aggregate market value of CMS Energy voting and non-voting common equity held by non-affiliates was $17.701 billion for the 297,340,567 CMS Energy Corporation Common Stock shares outstanding on June 28, 2024 based on the closing sale price of $59.53 for CMS Energy Corporation Common Stock, as reported by the New York Stock Exchange on such date. There were no shares of Consumers common equity held by non-affiliates as of June 28, 2024.

There were 298,794,638 shares of CMS Energy Corporation Common Stock outstanding on January 17, 2025. On January 17, 2025, CMS Energy held all 84,108,789 outstanding shares of common stock of Consumers.

Documents incorporated by reference in Part III: CMS Energy's and Consumers' proxy statement relating to their 2025 Annual Meetings of Shareholders to be held May 2, 2025.

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CMS Energy Corporation
Consumers Energy Company

Annual Reports on Form 10-K to the Securities and Exchange Commission for the Year Ended December 31, 2024

Table of Contents

Glossary

Certain terms used in the text and financial statements are defined below.

2023 Form 10-K
Each of CMS Energy's and Consumers' Annual Report on Form 10-K for the year ended December 31, 2023

2023 Energy Law
Michigan's Public Acts 229, 230, 231, 233, 234, and 235 of 2023

3G
Third generation technology

4G
Fourth generation technology

ABATE
Association of Businesses Advocating Tariff Equity

ABO
Accumulated benefit obligation; the liabilities of a pension plan based on service and pay to date, which differs from the PBO in that it does not reflect expected future salary increases

AFUDC
Allowance for borrowed and equity funds used during construction

AOCI
Accumulated other comprehensive income (loss)

ARO
Asset retirement obligation

ASC 715
Financial Accounting Standards Board Accounting Standards Codification Topic 715, Retirement Benefits

ASP
Appliance Service Plan

ASU
Financial Accounting Standards Board Accounting Standards Update

Audit Committee

The Audit Committee of the Board, which is composed entirely of independent directors.

Aviator Wind

Aviator Wind Holdings, LLC, a VIE in which Aviator Wind Equity Holdings holds a Class B membership interest

Aviator Wind Equity Holdings

Aviator Wind Equity Holdings, LLC, a VIE in which Grand River Wind, LLC, a wholly owned subsidiary of NorthStar Clean Energy, has a 51-percent interest

Bay Harbor

A residential/commercial real estate area located near Petoskey, Michigan, in which CMS Energy sold its interest in 2002

Bcf

Billion cubic feet

Board

Board of Directors of CMS Energy and Consumers

CAO

Chief Accounting Officer

CCR

Coal combustion residual

CEO

Chief Executive Officer

CERCLA

Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended

CFO

Chief Financial Officer

CIO

Chief Information Officer

city-gate contract

An arrangement made for the point at which a local distribution company physically receives gas from a supplier or pipeline

Clean Air Act

Federal Clean Air Act of 1963, as amended

Clean Energy Plan

Consumers' long-term strategy for delivering clean, reliable, resilient, and affordable energy to its customers; this plan was originally outlined and approved in Consumers' 2018 integrated resource plan and subsequently updated and approved through its 2021 integrated resource plan

Clean Water Act

Federal Water Pollution Control Act of 1972, as amended

CMS Capital

CMS Capital, L.L.C., a wholly owned subsidiary of CMS Energy

CMS Energy

CMS Energy Corporation and its consolidated subsidiaries, unless otherwise noted; the parent of Consumers and NorthStar Clean Energy

CMS ERM

CMS Energy Resource Management Company, a wholly owned subsidiary of NorthStar Clean Energy

CMS Gas Transmission

CMS Gas Transmission Company, a wholly owned subsidiary of NorthStar Clean Energy

CMS Land

CMS Land Company, a wholly owned subsidiary of CMS Capital, L.L.C., a wholly owned subsidiary of CMS Energy

Consumers

Consumers Energy Company and its consolidated subsidiaries, unless otherwise noted; a wholly owned subsidiary of CMS Energy

Consumers 2014 Securitization Funding

Consumers 2014 Securitization Funding LLC, a wholly owned consolidated bankruptcy-remote subsidiary of Consumers and special-purpose entity organized for the sole purpose of purchasing and owning securitization property, issuing securitization bonds, and pledging its interest in securitization property to a trustee to collateralize the securitization bonds

Consumers 2023 Securitization Funding

Consumers 2023 Securitization Funding LLC, a wholly owned consolidated bankruptcy-remote subsidiary of Consumers and special-purpose entity organized for the sole purpose of purchasing and owning securitization property, issuing securitization bonds, and pledging its interest in securitization property to a trustee to collateralize the securitization bonds

Covert Generating Station

A 1,200-MW natural gas-fueled generation station that was acquired by Consumers in May 2023 from New Covert Generating Company, LLC, a non-affiliated company

Craven

Craven County Wood Energy Limited Partnership, a VIE in which HYDRA-CO Enterprises, Inc., a wholly owned subsidiary of NorthStar Clean Energy, has a 50-percent interest

CSAPR

Cross-State Air Pollution Rule of 2011, as amended

DB Pension Plan A

Defined benefit pension plan of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries, created as of December 31, 2017 for active employees who were covered under the defined benefit pension plan that closed in 2005

DB Pension Plan B

Defined benefit pension plan of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries, amended as of December 31, 2017 to include only retired and former employees who were covered under the defined benefit pension plan that closed in 2005

DB Pension Plans

Defined benefit pension plans of CMS Energy and Consumers, comprising DB Pension Plan A and DB Pension Plan B

DB SERP

Defined Benefit Supplemental Executive Retirement Plan

DCCP

Defined Company Contribution Plan

DC SERP

Defined Contribution Supplemental Executive Retirement Plan

DIG

Dearborn Industrial Generation, L.L.C., a wholly owned subsidiary of Dearborn Industrial Energy, L.L.C., a wholly owned subsidiary of NorthStar Clean Energy

Dodd-Frank Act

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

DTE Electric

DTE Electric Company, a non-affiliated company

EEI

Edison Electric Institute, an association representing all U.S. investor-owned electric companies

EGLE

Michigan Department of Environment, Great Lakes, and Energy

Endangered Species Act

Endangered Species Act of 1973, as amended

EnerBank

EnerBank USA, a wholly owned subsidiary of CMS Capital until October 1, 2021

energy waste reduction

The reduction of energy consumption through energy efficiency and demand-side energy conservation, as established under Michigan law

EPA

U.S. Environmental Protection Agency

EPS

Earnings per share

ERCOT

Electric Reliability Council of Texas

Exchange Act

Securities Exchange Act of 1934

Federal Power Act

Federal Power Act of 1920

FERC

Federal Energy Regulatory Commission

First Mortgage Bond Indenture

Indenture dated as of September 1, 1945 between Consumers and The Bank of New York Mellon, as Trustee, as amended and supplemented

FTR

Financial transmission right

GAAP

U.S. Generally Accepted Accounting Principles

GCC

Gas Customer Choice, which allows gas customers to purchase gas from alternative suppliers

GCR

Gas cost recovery

Genesee

Genesee Power Station Limited Partnership, a VIE in which HYDRA-CO Enterprises, Inc., a wholly owned subsidiary of NorthStar Clean Energy, has a 50-percent interest

Good Neighbor Plan

A plan issued by the EPA which secures significant reductions in ozone-forming emissions of NOx from power plants and industrial facilities

Grayling

Grayling Generating Station Limited Partnership, a VIE in which HYDRA-CO Enterprises, Inc., a wholly owned subsidiary of NorthStar Clean Energy, has a 50-percent interest

GWh

Gigawatt-hour, a unit of energy equal to one billion watt-hours

Internal Revenue Code

Internal Revenue Code of 1986, as amended

IRS

Internal Revenue Service

kV

Thousand volts, a unit used to measure the difference in electrical pressure along a current

kVA

Thousand volt-amperes, a unit used to reflect the electrical power capacity rating of equipment or a system

kWh

Kilowatt-hour, a unit of energy equal to one thousand watt-hours

Ludington

Ludington pumped-storage plant, jointly owned by Consumers and DTE Electric

MATS

Mercury and Air Toxics Standards, which limit mercury, acid gases, and other toxic pollution from coal-fueled and oil-fueled power plants

MCV Facility

A 1,647-MW natural gas-fueled, combined-cycle cogeneration facility operated by the MCV Partnership

MCV Partnership

Midland Cogeneration Venture Limited Partnership, a non-affiliated company

MCV PPA

PPA between Consumers and the MCV Partnership

METC

Michigan Electric Transmission Company, LLC, a non-affiliated company

MGP

Manufactured gas plant

Migratory Bird Treaty Act

Migratory Bird Treaty Act of 1918, as amended

MISO

Midcontinent Independent System Operator, Inc.

mothball

To place a generating unit into a state of extended reserve shutdown in which the unit is inactive and unavailable for service for a specified period, during which the unit can be brought back into service after receiving appropriate notification and completing any necessary maintenance or other work; generation owners in MISO must request approval to mothball a unit, and MISO then evaluates the request for reliability impacts

MPSC

Michigan Public Service Commission

MRV

Market-related value of plan assets

MW

Megawatt, a unit of power equal to one million watts

MWh

Megawatt-hour, a unit of energy equal to one million watt-hours

NAAQS

National Ambient Air Quality Standards

Natural Gas Act

Natural Gas Act of 1938

NERC

North American Electric Reliability Corporation, a non-affiliated company responsible for developing and enforcing reliability standards, monitoring the bulk power system, and educating and certifying industry personnel

Newport Solar Holdings

Newport Solar Holdings III, LLC, a VIE in which Newport Solar Equity Holdings LLC, a wholly owned subsidiary of Grand River Solar, LLC, a wholly owned subsidiary of NorthStar Clean Energy, holds a Class B membership interest

NorthStar Clean Energy

NorthStar Clean Energy Company, a wholly owned subsidiary of CMS Energy, formerly known as CMS Enterprises Company

NOx

Nitrogen oxides

NPDES

National Pollutant Discharge Elimination System, a permit system for regulating point sources of pollution under the Clean Water Act

NREPA

Part 201 of Michigan's Natural Resources and Environmental Protection Act of 1994, as amended

NWO Holdco

NWO Holdco, L.L.C., a VIE in which NWO Holdco I, LLC, a wholly owned subsidiary of Grand River Wind, LLC, a wholly owned subsidiary of NorthStar Clean Energy, holds a Class B membership interest

OPEB

Other post-employment benefits

OPEB Plan

Postretirement health care and life insurance plans of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries

OSHA

Occupational Safety and Health Administration

PBO

Projected benefit obligation

PCB

Polychlorinated biphenyl

PFAS

Per- and polyfluoroalkyl substances

PISP

Performance Incentive Stock Plan

PJM

PJM Interconnection Inc.

PPA

Power purchase agreement

PSCR

Power supply cost recovery

PURPA

Public Utility Regulatory Policies Act of 1978

RCRA

Federal Resource Conservation and Recovery Act of 1976

REC

Renewable energy credit

Reliability Roadmap

Consumers' five-year strategy to improve its electric distribution system and the reliability of the grid; this plan was filed with the MPSC in 2023, and is an update to Consumers' previous Electric Distribution Infrastructure Investment Plan filed in 2021

ROA

Retail Open Access, which allows electric generation customers to choose alternative electric suppliers pursuant to Michigan's Public Acts 141 and 142 of 2000, as amended

S&P

Standard & Poor's Financial Services LLC

SEC

U.S. Securities and Exchange Commission

securitization

A financing method authorized by statute and approved by the MPSC which allows a utility to sell its right to receive a portion of the rate payments received from its customers for the repayment of securitization bonds issued by a special-purpose entity affiliated with such utility

SOFR

Secured overnight financing rate calculated and published by the Federal Reserve Bank of New York

TAES

Toshiba America Energy Systems Corporation, a non-affiliated company

TBJH

TBJH Inc., a non-affiliated company

TCJA

Tax Cuts and Jobs Act of 2017

Term SOFR

The rate per annum that is a forward-looking term rate based on SOFR

T.E.S. Filer City

T.E.S. Filer City Station Limited Partnership, a VIE in which HYDRA-CO Enterprises, Inc., a wholly owned subsidiary of NorthStar Clean Energy, has a 50-percent interest

Toshiba

Toshiba Corporation, a non-affiliated company

USW

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO-CLC

UWUA

Utility Workers Union of America, AFL-CIO

VEBA trust

Voluntary employees' beneficiary association trusts accounts established specifically to set aside employer-contributed assets to pay for future expenses of the OPEB Plan

VIE

Variable interest entity

Wolverine Power

Wolverine Power Supply Cooperative, Inc., a non-affiliated company

Filing Format

This combined Form 10-K is separately filed by CMS Energy and Consumers. Information in this combined Form 10-K relating to each individual registrant is filed by such registrant on its own behalf. Consumers makes no representation regarding information relating to any other companies affiliated with CMS Energy other than its own subsidiaries.

CMS Energy is the parent holding company of several subsidiaries, including Consumers and NorthStar Clean Energy. None of CMS Energy, NorthStar Clean Energy, nor any of CMS Energy's other subsidiaries (other than Consumers) has any obligation in respect of Consumers' debt securities or preferred stock and holders of such securities should not consider the financial resources or results of operations of CMS Energy, NorthStar Clean Energy, nor any of CMS Energy's other subsidiaries (other than Consumers and its own subsidiaries (in relevant circumstances)) in making a decision with respect to Consumers' debt securities or preferred stock. Similarly, neither Consumers nor any other subsidiary of CMS Energy has any obligation in respect of securities of CMS Energy.

Forward-looking Statements and Information

This Form 10-K and other CMS Energy and Consumers disclosures may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. The use of "anticipates," "assumes," "believes," "could," "estimates," "expects," "forecasts," "goals," "guidance," "intends," "may," "might," "objectives," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "targets," "will," and other similar words is intended to identify forward-looking statements that involve risk and uncertainty. This discussion of potential risks and uncertainties is designed to highlight important factors that may impact CMS Energy's and Consumers' businesses and financial outlook. CMS Energy and Consumers have no obligation to update or revise forward-looking statements regardless of whether new information, future events, or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause CMS Energy's and Consumers' actual results to differ materially from the results anticipated in these statements. These factors include, but are not limited to, the following, all of which are potentially significant:

- the impact and effect of recent events, such as worsening trade relations, geopolitical tensions, war, acts of terrorism, and the responses to these events, and related economic disruptions including, but not limited to, inflation, energy price volatility, and supply chain disruptions

- the impact of new regulation by the MPSC, FERC, and other applicable governmental proceedings and regulations, including any associated impact on electric or gas rates or rate structures

- potentially adverse regulatory treatment, effects of a failure to receive timely regulatory orders that are or could come before the MPSC, FERC, or other governmental authorities, or effects of a government shutdown

- changes in the performance of or regulations applicable to MISO, METC, pipelines, railroads, vessels, or other service providers that CMS Energy, Consumers, or any of their affiliates rely on to serve their customers

- the adoption of or challenges to federal or state laws or regulations or changes in applicable laws, rules, regulations, principles, or practices, or in their interpretation, such as those related to energy policy, ROA, the Public Utility Regulatory Policies Act of 1978, infrastructure integrity or security, cybersecurity, gas pipeline safety, gas pipeline capacity, energy waste reduction, the financial compensation mechanism, the environment, regulation or deregulation, reliability, health care reforms, taxes, accounting matters, climate change, air emissions, renewable energy, the Dodd-Frank Act, and other business issues that could have an impact on CMS Energy's, Consumers', or any of their affiliates' businesses or financial results

- factors affecting, disrupting, interrupting, or otherwise impacting CMS Energy's or Consumers' facilities, utility infrastructure, operations, or backup systems, such as costs and availability of personnel, equipment, and materials; weather and climate, including catastrophic weather-related damage and extreme temperatures; natural disasters; fires; smoke; scheduled or unscheduled equipment outages; maintenance or repairs; contractor performance; environmental incidents; failures of equipment or materials; electric transmission and distribution or gas pipeline system constraints; interconnection requirements; political and social unrest; general strikes; the government and/or paramilitary response to political or social events; changes in trade policies, regulations, or tariffs; accidents; explosions; physical disasters; global pandemics; cyber incidents; physical or cyber attacks; vandalism; war or terrorism; and the ability to obtain or maintain insurance coverage for these events

- the ability of CMS Energy and Consumers to execute cost-reduction strategies and/or convert economic development opportunities

- potentially adverse regulatory or legal interpretations or decisions regarding environmental matters, or delayed regulatory treatment or permitting decisions that are or could come before agencies such as EGLE, the EPA, FERC, and/or the U.S. Army Corps of Engineers, and potential environmental remediation costs associated with these interpretations or decisions, including those that may affect Consumers' coal ash management or routine maintenance, repair, and replacement classification under New Source Review, a construction-permitting program under the Clean Air Act

- changes in energy markets, including availability, price, and seasonality of electric capacity and energy and the timing and extent of changes in commodity prices and availability and deliverability of coal, natural gas, natural gas liquids, electricity, oil, gasoline, diesel fuel, and certain related products

- the price of CMS Energy common stock, the credit ratings of CMS Energy and Consumers, capital and financial market conditions, and the effect of these market conditions on CMS Energy's and Consumers' interest costs and access to the capital markets, including availability of financing to CMS Energy, Consumers, or any of their affiliates

- the ability of CMS Energy and Consumers to execute their financing strategies

- the investment performance of the assets of CMS Energy's and Consumers' pension and benefit plans, the discount rates, mortality assumptions, and future medical costs used in calculating the plans' obligations, and the resulting impact on future funding requirements

- the impact of the economy, particularly in Michigan, and potential future volatility in the financial and credit markets on CMS Energy's, Consumers', or any of their affiliates' revenues, ability to collect accounts receivable from customers, or cost and availability of capital

- changes in the economic and financial viability of CMS Energy's and Consumers' suppliers, customers, and other counterparties and the continued ability of these third parties, including those in bankruptcy, to meet their obligations to CMS Energy and Consumers

- population changes in the geographic areas where CMS Energy and Consumers conduct business

- national, regional, and local economic, competitive, and regulatory policies, conditions, and developments

- loss of customer demand for electric generation supply to alternative electric suppliers, the creation of municipal utilities, increased use of self-generation including distributed generation, energy waste reduction, or energy storage

- loss of customer demand for natural gas due to alternative technologies or fuels or electrification

- the ability of Consumers to meet increased renewable energy demand due to customers seeking to meet their own sustainability goals in a timely and cost-efficient manner

- the reputational or other impact on CMS Energy and Consumers of the failure to meet the renewable or clean energy standards required by the 2023 Energy Law or to achieve or make timely progress on their greenhouse gas reduction goals related to reducing their impact on climate change

- adverse consequences of employee, director, or third-party fraud or non-compliance with codes of conduct or with laws or regulations

- federal regulation of electric sales, including periodic re-examination by federal regulators of CMS Energy's and Consumers' market-based sales authorizations

- any event, change, development, occurrence, or circumstance that could impact the implementation of the Clean Energy Plan, including any action by a regulatory authority or other third party to prohibit, delay, or impair the implementation of the Clean Energy Plan

- the ability to meet increases in electric demand associated with data centers

- the availability, cost, coverage, and terms of insurance, the stability of insurance providers, and the ability of Consumers to recover the costs of any insurance from customers

- the effectiveness of CMS Energy's and Consumers' risk management policies, procedures, and strategies, including strategies to hedge risk related to interest rates and future prices of electricity, natural gas, and other energy-related commodities

- factors affecting development of electric generation projects, gas transmission, and gas and electric distribution infrastructure replacement, conversion, and expansion projects, including factors related to project site identification, construction material availability and pricing, tariffs, embargoes on equipment, supply chain disruptions, schedule delays, interconnection delays, availability of qualified construction personnel, permitting, acquisition of property rights, community opposition, environmental regulations, and government actions

- changes or disruption in fuel supply, including but not limited to supplier bankruptcy and delivery disruptions

- potential costs, lost revenues, reputational harm, or other consequences resulting from misappropriation of assets or sensitive information, corruption of data, or operational disruption in connection with a cyberattack or other cyber incident

- potential disruption to, interruption or failure of, or other impacts on information technology backup or disaster recovery systems

- technological developments in energy production, storage, delivery, usage, and metering

- the ability to implement and integrate technology successfully, including artificial intelligence

- the impact of CMS Energy's and Consumers' integrated business software system and its effects on their operations, including utility customer billing and collections

- adverse consequences resulting from any past, present, or future assertion of indemnity or warranty claims associated with assets and businesses previously owned by CMS Energy or Consumers, including claims resulting from attempts by foreign or domestic governments to assess taxes on or to impose environmental liability associated with past operations or transactions

- the outcome, cost, and other effects of any legal or administrative claims, proceedings, investigations, or settlements

- the reputational impact on CMS Energy and Consumers of operational incidents, violations of corporate policies, regulatory violations, inappropriate use of social media, and other events

- restrictions imposed by various financing arrangements and regulatory requirements on the ability of Consumers and other subsidiaries of CMS Energy to transfer funds to CMS Energy in the form of cash dividends, loans, or advances

- earnings volatility resulting from the application of fair value accounting to certain energy commodity contracts or interest rate contracts

- changes in financial or regulatory accounting principles or policies

- other matters that may be disclosed from time to time in CMS Energy's and Consumers' SEC filings, or in other public documents

All forward-looking statements should be considered in the context of the risk and other factors described above and as detailed from time to time in CMS Energy's and Consumers' SEC filings. For additional details regarding these and other uncertainties, see Item 1A. Risk Factors; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook; and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

Part I

Item 1.   Business

General

CMS Energy

CMS Energy was formed as a corporation in Michigan in 1987 and is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and NorthStar Clean Energy, primarily a domestic independent power producer and marketer. Consumers' customer base consists of a mix of primarily residential, commercial, and diversified industrial customers. NorthStar Clean Energy, through its subsidiaries and equity investments, is engaged in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production.

CMS Energy manages its businesses by the nature of services each provides, and operates principally in three business segments: electric utility; gas utility; and NorthStar Clean Energy, its non-utility operations and investments. Consumers' consolidated operations account for the substantial majority of CMS Energy's total assets, income, and operating revenue. CMS Energy's consolidated operating revenue was $7.5 billion in 2024 and 2023, and $8.6 billion in 2022.

For further information about operating revenue, income, and assets and liabilities attributable to all of CMS Energy's business segments and operations, see Item 8. Financial Statements and Supplementary Data—CMS Energy Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Consumers

Consumers has served Michigan customers since 1886. Consumers was incorporated in Maine in 1910 and became a Michigan corporation in 1968. Consumers owns and operates electric generation and distribution facilities and gas transmission, storage, and distribution facilities. It provides electricity and/ or natural gas to 6.8 million of Michigan's 10 million residents. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and FERC, as well as to NERC reliability standards, as described in CMS Energy and Consumers Regulation.

Consumers' consolidated operating revenue was $7.2 billion in 2024 and 2023, and $8.2 billion in 2022. For further information about operating revenue, income, and assets and liabilities attributable to Consumers' electric and gas utility operations, see Item 8. Financial Statements and Supplementary Data —Consumers Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Consumers owns its principal properties in fee, except that most electric lines, gas mains, and renewable generation projects are located below or adjacent to public roads or on land owned by others and are accessed by Consumers through easements, leases, and other rights. Almost all of Consumers' properties are subject to the lien of its First Mortgage Bond Indenture. For additional information on Consumers' properties, see Business Segments—Consumers Electric Utility—Electric Utility Properties and Consumers Gas Utility—Gas Utility Properties.

In 2024, Consumers served 1.9 million electric customers and 1.8 million gas customers in Michigan's Lower Peninsula. Presented in the following map are Consumers' service territories:



Electric service territory	
Gas service territory	
Combination electric and gas service territory	

CMS Energy and Consumers—The Triple Bottom Line

For information regarding CMS Energy's and Consumers' purpose and impact on the "triple bottom line" of people, planet, and prosperity, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.

Business Segments

Consumers Electric Utility

Electric Utility Operations: Consumers' electric utility operations, which include the generation, purchase, distribution, and sale of electricity, generated operating revenue of $5.1 billion in 2024, $4.7 billion in 2023, and $5.4 billion in 2022. Consumers' electric utility customer base consists of a mix of primarily residential, commercial, and diversified industrial customers in Michigan's Lower Peninsula.

Presented in the following illustration is Consumers' 2024 electric utility operating revenue of $5.1 billion by customer class:



Consumers' electric utility operations are not dependent on a single customer, or even a few customers, and the loss of any one or even a few of Consumers' largest customers is not reasonably likely to have a material adverse effect on Consumers' financial condition.

In 2024, Consumers' electric deliveries were 37 billion kWh, which included ROA deliveries of four billion kWh, resulting in net bundled sales of 33 billion kWh. In 2023, Consumers' electric deliveries were 36 billion kWh, which included ROA deliveries of three billion kWh, resulting in net bundled sales of 33 billion kWh.

Consumers' electric utility operations are seasonal. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment.

Presented in the following illustration are Consumers' monthly weather-normalized electric deliveries (deliveries adjusted to reflect normal weather conditions) to its customers, including ROA deliveries, during 2024 and 2023:



Consumers' 2024 summer peak demand was 8,030 MW, which included ROA demand of 603 MW. For the 2023-2024 winter season, Consumers' peak demand was 5,594 MW, which included ROA demand of 410 MW. As required by MISO reserve margin requirements, Consumers owns or controls, through long-term PPAs, short-term capacity purchases, and auction capacity purchases, all of the capacity required to supply its projected firm peak load and necessary reserve margin for summer 2025.

Electric Utility Properties: Consumers owns and operates electric generation and distribution facilities. For details about Consumers' electric generation facilities, see the Electric Utility Generation and Supply Mix section that follows this Electric Utility Properties section. Consumers' distribution system consists of:

- 270 miles of high-voltage distribution overhead lines operating at 138 kV
- four miles of high-voltage distribution underground lines operating at 138 kV
- 4,646 miles of high-voltage distribution overhead lines operating at 46 kV and 69 kV
- 18 miles of high-voltage distribution underground lines operating at 46 kV
- 81,924 miles of electric distribution overhead lines
- 9,775 miles of underground distribution lines
- 1,098 substations with an aggregate transformer capacity of 28 million kVA

Consumers is interconnected to the interstate high-voltage electric transmission system owned by METC and operated by MISO. Consumers is also interconnected to neighboring utilities and to other transmission systems.

Electric Utility Generation and Supply Mix: Consumers' Clean Energy Plan details its strategy to meet customers' long-term energy needs. The Clean Energy Plan was most recently revised and approved by the MPSC in 2022. Under Michigan's integrated resource planning process, Consumers will file updates to its Clean Energy Plan in 2026. Together with updates to its renewable energy plan that Consumers filed in November 2024, these updated plans will serve as Consumers' blueprint to meeting the requirements of the 2023 Energy Law that was enacted in Michigan in November 2023.

Under its Clean Energy Plan, Consumers will eliminate the use of coal in owned generation in 2025. Specifically, Consumers retired the D.E. Karn coal-fueled generating units in June 2023 and plans to retire the J.H. Campbell coal-fueled generating units in 2025. In order to continue providing controllable sources of electricity to customers while expanding its investment in renewable energy, Consumers purchased the Covert Generating Station, a natural gas-fueled generating facility with 1,200 MW of nameplate capacity, in May 2023. Consumers has also contracted to purchase 400 MW of capacity from battery storage facilities, which will be located in Michigan's Lower Peninsula and are expected to be operational by 2027.

In November 2024, Consumers filed updates to its renewable energy plan, proposing an addition of up to 9,000 MW of both purchased and owned solar energy resources and up to 2,800 MW of new, competitively bid wind capacity. These actions will enable Consumers to achieve 60 percent renewable energy by 2035 and 100 percent clean energy by 2040. For further information on Consumers' progress towards reducing carbon emissions and towards meeting the requirements of the 2023 Energy Law, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview and Outlook—Consumers Electric Utility Outlook and Uncertainties.

Presented in the following table are details about Consumers' 2024 electric generation and supply mix:

Name and Location (Michigan)	Number of Units and Year Entered Service	2024 Generation Capacity [1] (MW)	2024 Electric Supply (GWh)
Coal steam generation			
J.H. Campbell 1 & 2 – West Olive[2]	2 Units, 1962-1967	540	2,718
J.H. Campbell 3 – West Olive[2,3]	1 Unit, 1980	791	5,214
		1,331	7,932
Oil/Gas steam generation			
D.E. Karn 3 & 4 – Essexville	2 Units, 1975-1977	1,200	96
Hydroelectric			
Ludington – Ludington	6 Units, 1973	1,112 [4]	(458) [5]
Conventional hydro generation	35 Units, 1906-1949	75	366
		1,187	(92)
Gas combined cycle			
Covert Generating Station – Covert	3 Units, 2004	1,089	7,159
Jackson – Jackson	1 Unit, 2002	534	2,001
Zeeland – Zeeland	3 Units, 2002	520	3,963
		2,143	13,123
Gas combustion turbines			
Zeeland (simple cycle) – Zeeland	2 Units, 2001	314	1,733
Wind generation			
Crescent Wind Farm – Hillsdale County	2021	150	369
Cross Winds® Energy Park – Tuscola County	2014-2019	232	721
Gratiot Farms Wind Project – Gratiot County	2020	150	364
Heartland Farms Wind Project – Gratiot County	2023	200	432
Lake Winds® Energy Park – Mason County	2012	101	262
		833	2,148
Solar generation			
Solar Gardens – Allendale, Cadillac, and Kalamazoo	2016-2021	5	7
Battery storage capacity			
Batteries – Grand Rapids, Cadillac, Kalamazoo, and Standish	4 Units, 2021-2022	3	—
Total owned generation		7,016	24,947
Purchased power[6]			
Coal generation – T.E.S. Filer City		63	230
Gas generation – MCV Facility[7]		1,240	8,440
Other gas generation		153	1,222
Wind generation		384	996
Solar generation		803	1,152
Other renewable generation		194	990
		2,837	13,030
Net interchange power[8]		—	(2,715)
Total purchased and interchange power		2,837	10,315
Total supply		9,853	35,262
Less distribution and transmission loss			2,065
Total net bundled sales			33,197

[1]   With the exception of wind and solar generation, the amount represents generation capacity during the summer months (planning year 2024 capacity as reported to MISO and limited by interconnection service limits). For wind and solar generation, the amount represents installed capacity during the summer months.

[2] Consumers plans to retire these generating units in 2025.

[3] Represents Consumers' share of the capacity of the J.H. Campbell 3 unit, net of the 6.69-percent ownership interest of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc, each a non-affiliated company.

[4] Represents Consumers' 51-percent share of the capacity of Ludington. DTE Electric holds the remaining 49-percent ownership interest.

[5] Represents Consumers' share of net pumped-storage generation. The pumped-storage facility consumes electricity to pump water during off-peak hours for storage in order to generate electricity later during peak-demand hours.

[6] Represents purchases under long-term PPAs.

[7] For information about Consumers' long-term PPA related to the MCV Facility, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Contractual Commitments.

[8] Represents the net amount of generation offered to and purchased from the MISO energy market.

Presented in the following table are the sources of Consumers' electric supply for the last three years:

			GWh
Years Ended December 31	2024	2023	2022
Owned generation			
Gas	14,856	11,221	6,684
Coal	7,932	6,884	10,217
Renewable energy	2,521	1,993	2,217
Oil	96	2	4
Net pumped storage[1]	(458)	(349)	(370)
Total owned generation	24,947	19,751	18,752
Purchased power[2]			
Gas generation	9,662	7,244	7,182
Renewable energy generation	3,138	2,585	2,441
Coal generation	230	318	500
Nuclear generation[3]	—	—	2,692
Net interchange power[4]	(2,715)	4,532	3,943
Total purchased and interchange power	10,315	14,679	16,758
Total supply	35,262	34,430	35,510

[1] Represents Consumers' share of net pumped-storage generation. During 2024, the pumped-storage facility consumed 1,721 GWh of electricity to pump water during off-peak hours for storage in order to generate 1,263 GWh of electricity later during peak-demand hours.

[2] Represents purchases under long-term PPAs.

[3] Represents purchases from a nuclear generating facility that closed in May 2022.

[4] Represents the net amount of generation offered to and purchased from the MISO energy market.

During 2024, 42 percent of the electric energy Consumers provided to customers was generated by its natural gas-fueled generating units, which burned 107 Bcf of natural gas and produced a combined total of 14,856 GWh of electricity.

In order to obtain the gas it needs for electric generation fuel, Consumers' electric utility purchases gas from the market near the time of consumption, at prices that allow it to compete in the electric wholesale market. For the Covert Generating Station and Jackson and Zeeland plants, Consumers utilizes an agent that owns firm transportation rights to each plant to purchase gas from the market and transport the gas to the facilities. For units 3 & 4 of D.E. Karn, Consumers holds gas transportation contracts to transport to the plant gas that Consumers or an agent purchase from the market.

During 2024, Consumers acquired 29 percent of the electricity it provided to customers through long-term PPAs and the MISO energy market. Consumers offers its generation into the MISO energy market on a day-ahead and real-time basis and bids for power in the market to serve the demand of its customers. Consumers supplements its generation capability with purchases from the MISO energy market.

At December 31, 2024, Consumers had future commitments to purchase capacity and energy under long-term PPAs with various generating plants. These contracts require monthly capacity payments based on the plants' availability or deliverability. The payments for 2025 through 2047 are estimated to total $7.0 billion and, for each of the next five years, $0.7 billion annually. These amounts may vary depending on plant availability and fuel costs. For further information about Consumers' future capacity and energy purchase obligations, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Other Material Cash Requirements and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Contractual Commitments.

During 2024, 22 percent of the electric energy Consumers provided to customers was generated by its coal-fueled generating units, which burned four million tons of coal and produced a combined total of 7,932 GWh of electricity. In order to obtain the coal it needs, Consumers enters into physical coal supply contracts.

At December 31, 2024, Consumers had future commitments to purchase coal during 2025 until the retirement of its last coal generating unit; payment obligations under these contracts totaled $24 million. Most of Consumers' rail-supplied coal contracts have fixed prices, although some contain market-based pricing. At December 31, 2024, Consumers had 100 percent of its remaining 2025 expected coal requirements under contract, as well as a 20-day supply of coal on hand.

In conjunction with its coal supply contracts, Consumers leases a fleet of railcars and has transportation contracts with various companies to provide rail services for delivery of purchased coal to Consumers' generating facilities. Consumers' coal transportation contracts are future commitments and expire on various dates through 2025; payment obligations under these contracts totaled $65 million at December 31, 2024.

Electric Utility Competition: Consumers' electric utility business is subject to actual and potential competition from many sources, in both the wholesale and retail markets, as well as in electric generation, electric delivery, and retail services.

Michigan law allows electric customers in Consumers' service territory to buy electric generation service from alternative electric suppliers in an aggregate amount capped at ten percent of Consumers' sales, with certain exceptions. At December 31, 2024, electric deliveries under the ROA program were at the ten-percent limit. Fewer than 300 of Consumers' electric customers purchased electric generation service under the ROA program. For additional information, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Consumers Electric Utility Outlook and Uncertainties.

Consumers also faces competition or potential competition associated with industrial customers relocating all or a portion of their production capacity outside of Consumers' service territory for economic reasons; municipalities owning or operating competing electric delivery systems; and customer self-generation. Consumers addresses this competition in various ways, including:

- aggressively controlling operating, maintenance, power supply, and fuel costs and passing savings on to customers
- providing renewable energy options and energy waste reduction programs
- providing competitive rate-design options, particularly for large energy-intensive customers
- offering tariff-based incentives that support economic development
- monitoring activity in adjacent geographical areas

Consumers Gas Utility

Gas Utility Operations: Consumers' gas utility operations, which include the purchase, transmission, storage, distribution, and sale of natural gas, generated operating revenue of $2.1 billion in 2024, $2.4 billion in 2023, and $2.7 billion in 2022. Consumers' gas utility customer base consists of a mix of primarily residential, commercial, and diversified industrial customers in Michigan's Lower Peninsula.

Presented in the following illustration is Consumers' 2024 gas utility operating revenue of $2.1 billion by customer class:



Consumers' gas utility operations are not dependent on a single customer, or even a few customers, and the loss of any one or even a few of Consumers' largest customers is not reasonably likely to have a material adverse effect on Consumers' financial condition.

In 2024, deliveries of natural gas through Consumers' pipeline and distribution network, including off-system transportation deliveries, totaled 362 Bcf, which included GCC deliveries of 27 Bcf. In 2023, deliveries of natural gas through Consumers' pipeline and distribution network, including off-system transportation deliveries, totaled 375 Bcf, which included GCC deliveries of 31 Bcf. Consumers' gas utility operations are seasonal. The consumption of natural gas increases in the winter, due primarily to colder temperatures and the resulting use of natural gas as heating fuel. Consumers injects natural gas into storage during the summer months for use during the winter months. During 2024, 47 percent of the natural gas supplied to all customers during the winter months was supplied from storage.

Presented in the following illustration are Consumers' monthly weather-normalized natural gas deliveries (deliveries adjusted to reflect normal weather conditions) to its customers, including GCC deliveries, during 2024 and 2023:



Gas Utility Properties: Consumers' gas transmission, storage, and distribution system consists of:

- 2,342 miles of transmission lines
- 15 gas storage fields with a total storage capacity of 309 Bcf and a working gas volume of 154 Bcf
- 28,368 miles of distribution mains
- eight compressor stations with a total of 153,393 installed and available horsepower

Under its Methane Reduction Plan, Consumers has set a goal of net-zero methane emissions from its natural gas delivery system by 2030. Consumers plans to reduce methane emissions from its system by about 80 percent, from 2012 baseline levels, by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. For further information on Consumers' progress towards its net-zero methane emissions goal, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.

Gas Utility Supply: In 2024, Consumers purchased 85 percent of the gas it delivered to its full-service sales customers. The remaining 15 percent was purchased from authorized GCC suppliers and delivered by Consumers to customers in the GCC program. Presented in the following illustration are the supply arrangements for the gas Consumers delivered to GCC and GCR customers during 2024:



Firm city-gate and firm gas transportation contracts are those that define a fixed amount, price, and delivery time frame. Consumers' firm gas transportation contracts are with Panhandle Eastern Pipe Line Company and Trunkline Gas Company, LLC, each a non-affiliated company. Under these contracts, Consumers purchases and transports gas to Michigan for ultimate delivery to its customers. Consumers' firm gas transportation contracts expire on various dates through 2028 with planned contract volumes providing 36 percent of Consumers' total forecasted gas supply requirements for 2025. Consumers purchases the balance of its required gas supply under firm city-gate contracts and through authorized suppliers under the GCC program.

Gas Utility Competition: Competition exists in various aspects of Consumers' gas utility business. Competition comes from GCC and transportation programs; system bypass opportunities for new and existing customers; and from alternative fuels and energy sources, such as propane, oil, and electricity.

NorthStar Clean Energy—Non-utility Operations and Investments

NorthStar Clean Energy, through various subsidiaries and certain equity investments, is engaged in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production. NorthStar Clean Energy's operating revenue was $316 million in 2024, $297 million in 2023, and $445 million in 2022.

Independent Power Production: Presented in the following table is information about the independent power plants in which CMS Energy had an ownership interest at December 31, 2024:

Location	Ownership Interest (%)	Primary Fuel Type	Gross Capacity [1] (MW)	2024 Net Generation (GWh)
Dearborn, Michigan	100	Natural gas	770	5,655
Jackson County, Arkansas	100	Solar	180	363
Gaylord, Michigan	100	Natural gas	134	20
Paulding County, Ohio[2]	100	Wind	100	270
Comstock, Michigan	100	Natural gas	76	245
Delta Township, Michigan[2]	100	Solar	24	40
Phillips, Wisconsin[3]	100	Solar	3	4
Paulding County, Ohio	100	Solar and storage	3	—
Coke County, Texas	51	Wind	525	1,786
Filer City, Michigan	50	Coal	73	230
New Bern, North Carolina	50	Wood waste	50	261
Flint, Michigan	50	Wood waste	40	96
Grayling, Michigan	50	Wood waste	38	164
Total			2,016	9,134

[1] Represents the intended full-load sustained output of each plant. The amount of capacity relating to CMS Energy's ownership interest was 1,658 MW and net generation relating to CMS Energy's ownership interest was 7,883 GWh at December 31, 2024.

[2] NorthStar Clean Energy has entered into an agreement to sell a noncontrolling interest in this plant in 2025.

[3] NorthStar Clean Energy has entered into an agreement to sell this plant in 2025.

The operating revenue from independent power production was $69 million in 2024, $64 million in 2023, and $58 million in 2022.

Energy Resource Management: CMS ERM purchases and sells energy commodities in support of NorthStar Clean Energy's generating facilities with a focus on optimizing the independent power production portfolio. In 2024, CMS ERM marketed one Bcf of natural gas and 7,475 GWh of electricity. Electricity marketed by CMS ERM was generated by independent power production of NorthStar Clean Energy and by unrelated third parties. CMS ERM's operating revenue was $247 million in 2024, $233 million in 2023, and $387 million in 2022.

NorthStar Clean Energy Competition: NorthStar Clean Energy competes with other energy developers, energy retailers, and independent power producers. The needs of this market are driven by current electric demand and available generation, as well as projections of future electric demand and available generation.

CMS Energy and Consumers Regulation

CMS Energy, Consumers, and their subsidiaries are subject to regulation by various federal, state, and local governmental agencies, including those described in the following sections. If CMS Energy, Consumers, or their subsidiaries failed to comply with applicable laws and regulations, they could become subject to fines, penalties, or disallowed costs, or be required to implement additional compliance, cleanup, or remediation programs, the cost of which could be material. For more information on the potential impacts of government regulation affecting CMS Energy, Consumers, and their subsidiaries, see Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook, and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

FERC and NERC

CMS Energy and its affiliates and subsidiaries are subject to regulation by FERC in a number of areas. FERC regulates certain aspects of Consumers' electric business, including, but not limited to, compliance with FERC accounting rules, wholesale electric and transmission rates, operation of licensed hydroelectric generating plants, corporate mergers and the sale and purchase of certain assets, issuance of securities, and conduct among affiliates. FERC also regulates the tariff rules and procedures administered by MISO and other independent system operators/regional transmission organizations, including rules governing wholesale electric markets and interconnection of new generating facilities to the transmission system. FERC, in connection with NERC and with regional reliability organizations, also regulates generation and transmission owners and operators, load-serving entities, and others with regard to reliability of the bulk power system.

FERC also regulates limited aspects of Consumers' gas business, principally compliance with FERC capacity release rules, shipping rules, the prohibition of certain buy/sell transactions, and the price-reporting rule.

FERC also regulates holding company matters, interlocking directorates, and other issues affecting CMS Energy. In addition, similar to FERC's regulation of Consumers' electric and gas businesses, FERC has jurisdiction over several independent power plants, PURPA-qualifying facilities, and exempt wholesale generators in which NorthStar Clean Energy has ownership interests, as well as over NorthStar Clean Energy itself, CMS ERM, CMS Gas Transmission, and DIG.

MPSC

Consumers is subject to the jurisdiction of the MPSC, which regulates public utilities in Michigan with respect to retail utility rates, accounting, utility services, certain facilities, certain asset transfers, corporate mergers, and other matters.

The Michigan Attorney General, ABATE, the MPSC Staff, residential customer advocacy groups, environmental organizations, and certain other parties typically participate in MPSC proceedings concerning Consumers. These parties often challenge various aspects of those proceedings, including the prudence of Consumers' policies and practices, and seek cost disallowances and other relief. The parties also have appealed significant MPSC orders.

Rate Proceedings: For information regarding open rate proceedings, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

Other Regulation

The U.S. Secretary of Energy regulates imports and exports of natural gas and has delegated various aspects of this jurisdiction to FERC and the U.S. Department of Energy's Office of Fossil Fuels.

The U.S. Department of Transportation's Office of Pipeline Safety regulates the safety and security of gas pipelines through the Natural Gas Pipeline Safety Act of 1968 and subsequent laws.

The Transportation Security Administration, an agency of the U.S. Department of Homeland Security, regulates certain activities related to the safety and security of natural gas pipelines.

Energy Legislation

In November 2023, Michigan enacted the 2023 Energy Law, which among other things:

- raised the renewable energy standard from the present 15-percent requirement to 50 percent by 2030 and 60 percent by 2035; renewable energy generated anywhere within MISO can be applied to meeting this standard, with certain limitations
- set a clean energy standard of 80 percent by 2035 and 100 percent by 2040; low- or zero-carbon emitting resources, such as nuclear generation and natural gas generation coupled with carbon capture, are considered clean energy sources under this standard
- authorized the MPSC to grant extensions of the clean energy or renewable energy standards deadlines if compliance is not practically feasible, would be excessively costly to customers, or would cause reliability issues
- increased the energy waste reduction requirement for electric utilities to achieve annual reductions in customers' electricity use from the present one-percent reduction requirement to 1.5 percent beginning in 2026; beyond this requirement, the law set a goal of a two-percent reduction and required that such goal be incorporated in an electric utility's integrated resource plan modeling scenarios
- increased the energy waste reduction requirement for gas utilities to achieve annual reductions in customers' gas use from the present 0.75-percent reduction requirement to 0.875 percent beginning in 2026
- enhanced existing incentives for energy efficiency programs and returns earned on new clean or renewable PPAs
- created a new energy storage standard that requires electric utilities to file plans by 2029 to obtain new energy storage that will contribute to a Michigan target of 2,500 MW based on their pro rata share
- expanded the statutory cap on distributed generation resources to ten percent
- expanded the MPSC's scope of considerations in integrated resource plans to include affordability, greenhouse gas emissions, environmental justice considerations, the effects on human health, and other environmental concerns
- provided the MPSC siting authority over large renewable energy projects

Consumers filed updates to its renewable energy plan in November 2024 and plans to file updates to its Clean Energy Plan in 2026. Together, these updated plans will serve as Consumers' blueprint to meeting the requirements of the 2023 Energy Law by focusing on increasing the generation of renewable energy, deploying energy storage, helping customers use less energy, and offering demand response programs to reduce demand during critical peak times.

CMS Energy and Consumers Environmental Strategy and Compliance

CMS Energy and Consumers are committed to protecting the environment; this commitment extends beyond compliance with applicable laws and regulations. Consumers' Clean Energy Plan details its long-term strategy for delivering safe, reliable, affordable, clean, and equitable energy to its customers. While Consumers' existing Clean Energy Plan, established under Michigan's integrated resource planning process, provides a path towards meeting the requirements of the 2023 Energy Law, Consumers will file updates to the plan in 2026 to expand and solidify that path. Additionally, Consumers filed updates to its renewable energy plan in November 2024 to propose plans to meet the increased renewable energy standard. Together, these plans will enable Consumers to achieve 60 percent renewable energy by 2035 and 100 percent clean energy by 2040 and will also contribute to Consumers' achievement of its net-zero emissions goals.

Under its Methane Reduction Plan, Consumers has set a goal of net-zero methane emissions from its natural gas delivery system by 2030. Consumers plans to reduce methane emissions from its system by about 80 percent, from 2012 baseline levels, by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. For additional information on Consumers' Methane Reduction Plan, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Consumers Gas Utility Outlook and Uncertainties—Gas Environmental Outlook.

Encompassing both its electric and gas businesses, Consumers has set a net-zero greenhouse gas emissions target by 2050. This goal incorporates greenhouse gas emissions from Consumers' natural gas delivery system, including suppliers and customers, and has an interim goal of reducing customer emissions by 25 percent by 2035. Consumers expects to meet this goal through carbon offset measures, renewable natural gas, energy efficiency and demand response programs, and the adoption of cost-effective emerging technologies once proven and commercially available.

CMS Energy's and Consumers' commitment to protecting the environment extends to advancing the principles of environmental justice in current and future operations. These principles center on protecting communities impacted by the companies' operations, especially those communities that are most vulnerable and may have suffered disparate impacts of environmental harm.

Advancing environmental justice comes in a variety of forms. For example, Consumers has conducted an environmental justice analysis to help understand the environmental impacts of its clean energy transformation. Similarly, Consumers is using an environmental justice screening tool provided by the State of Michigan in the planning of improvements to the electric and gas distribution system, including prioritizing investments in more vulnerable communities.

A core tenet of environmental justice is inviting the input of the stakeholders in the local communities where CMS Energy and Consumers operate and invest. The companies are committed to maintaining a transparent dialogue when developing projects, whether in new or existing areas of operation.

CMS Energy, Consumers, and their subsidiaries are subject to various federal, state, and local environmental regulations for solid waste management, air and water quality, and other matters. Consumers expects to recover costs to comply with environmental regulations in customer rates but cannot guarantee this result. For additional information concerning environmental matters, see Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations—Outlook, and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments.

CMS Energy has recorded a $48 million liability for its subsidiaries' obligations associated with Bay Harbor and Consumers has recorded a $60 million liability for its obligations at a number of former MGP sites. For additional information, see Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments.

Costs related to the construction, operation, corrective action, and closure of solid waste disposal facilities for coal ash are significant. Consumers' coal ash disposal areas are regulated under Michigan's solid waste rules and by the EPA's rules regulating CCRs. To address some of the requirements of these rules, Consumers has converted all of its fly ash handling systems to dry systems. In addition, Consumers' ash facilities have programs designed to protect the environment and are subject to quarterly EGLE inspections. Consumers' estimate of capital and cost of removal expenditures to comply with regulations relating to ash disposal is $237 million from 2025 through 2029. Consumers' future costs to comply with solid waste disposal regulations may vary depending on future legislation, litigation, executive orders, treaties, or rulemaking.

For further information concerning estimated capital expenditures related to environmental matters, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Consumers Electric Utility Outlook and Uncertainties—Electric Environmental Outlook.

Insurance

CMS Energy and its subsidiaries, including Consumers, maintain insurance coverage generally similar to comparable companies in the same lines of business. The insurance policies are subject to terms, conditions, limitations, and exclusions that might not fully compensate CMS Energy or Consumers for all losses. A portion of each loss is generally assumed by CMS Energy or Consumers in the form of deductibles and self-insured retentions that, in some cases, are substantial. As CMS Energy or Consumers renews its policies, it is possible that some of the present insurance coverage may not be renewed or obtainable on commercially reasonable terms due to restrictive insurance markets.

Human Capital

CMS Energy and Consumers employ a highly trained and skilled workforce comprised of union and non-union employees. Presented in the following table are the number of employees of CMS Energy and Consumers:

December 31	2024	2023	2022
CMS Energy, including Consumers			
Full-time and part-time employees	8,324	8,356	9,073
Consumers			
Full-time and part-time employees	8,090	8,144	8,879

At December 31, 2024, unions represented 44 percent of CMS Energy's employees and 46 percent of Consumers' employees. The UWUA represents Consumers' operating, maintenance, construction, and customer contact center employees. The USW represents Zeeland plant employees. The UWUA and USW agreements expire in 2025.

The safety of co-workers, customers, and the general public is a priority of CMS Energy and Consumers. Accordingly, CMS Energy and Consumers have worked to integrate a set of safety principles into their business operations and culture. These principles include complying with applicable safety, health, and security regulations and implementing programs and processes aimed at continually improving safety and security conditions. On an annual basis, CMS Energy and Consumers set various safety goals tied to the OSHA recordable incident rate and high-risk injuries. The companies' OSHA recordable incident rate was 1.71 in 2024 and 1.48 in 2023. The target recordable incident rate for 2025 is 1.00, which, if achieved, would place Consumers within the first quartile of its EEI peer group. High-risk injuries encompass all recordable and non-recordable incidents with the potential for serious injury or fatality. In 2024, the companies recorded 11 high-risk injuries, achieving their goal of less than 13 high-risk injuries.

Within the utility industry, there is strong competition for rare, high-demand talent, including those related to electric line work, renewable energy generation, technology, and data analytics. In order to address this competition and to be able to meet their human capital needs, CMS Energy and Consumers provide compensation and benefits that are competitive with industry peers. Furthermore, CMS Energy and Consumers have developed a comprehensive talent strategy, the People Strategy, to attract, develop, and retain highly skilled co-workers. The strategy focuses on three areas, which are summarized below. The first two areas listed below focus on creating an environment that attracts and retains top talent and ensuring that all co-workers can thrive and contribute to the companies' mission and purpose.

- **Cultivating a Purpose-driven Culture:** This goal aims to ensure all co-workers understand how their work contributes to CMS Energy's and Consumers' key strategic goals.

- **Creating a Breakthrough Employee Experience:** A breakthrough employee experience is one that instills pride and ownership in one's work. To measure progress toward a breakthrough employee experience, CMS Energy and Consumers assess engagement, empowerment, and diversity, equity, and inclusion efforts using the companies' culture index. For the year ended December 31, 2024, the companies attained scores of:

    ◦ 72 percent positive sentiment for engagement, up 11 percentage points from 2023
    ◦ 65 percent positive sentiment for empowerment, up 17 percentage points from 2023
    ◦ 73 percent positive sentiment for diversity, equity, and inclusion, up eight percentage points from 2023

    CMS Energy and Consumers aim to continuously improve these scores every year.

- **Building Skill Sets at Scale:** With an overarching goal of ensuring co-workers have the right skills to succeed, CMS Energy and Consumers measure progress in this area through achievement of workforce planning and hiring milestones and through a first-time skill attainment index to evaluate the effectiveness of training. CMS Energy and Consumers develop skill sets in co-workers through a variety of means, including union apprenticeship programs and yearly trainings for newly required skills.

This talent strategy allows CMS Energy and Consumers to shape co-workers' experience and enable leaders to coach and develop co-workers, source talent, and anticipate and adjust to changing skill sets in the business environment.

Diversity, Equity, and Inclusion

As a part of their People Strategy, CMS Energy and Consumers employ a broad and holistic diversity, equity, and inclusion strategy focused on embracing differences. The strategy is aimed at integrating principles of equity and inclusion into every process and co-worker experience. To measure their success, CMS Energy and Consumers utilize select questions in the annual engagement survey to create a diversity, equity, and inclusion index. For the year ended December 31, 2024, the diversity, equity, and inclusion index score was 73 percent.

CMS Energy and Consumers are committed to building an inclusive workplace that embraces the diverse makeup of the communities that they serve. The following table presents the composition of CMS Energy's and Consumers' workforce:

December 31, 2024	CMS Energy, including Consumers	Consumers
Percent female employees	26 %	26 %
Percent racially or ethnically diverse employees	14	14
Percent employees with disabilities	5	5
Percent veteran employees	10	10

Co-workers are also empowered to engage in business employee resource groups and events that encourage candid conversations around diversity, equity, and inclusion. These activities enhance personal growth, build stronger connections among co-workers, and contribute to a more inclusive workplace. There are seven business employee resource groups available to all co-workers; these groups are:

- Women in Energy, working toward an inclusive place for all women in the fields they have chosen, from front line to management
- the Minority Advisory Panel, promoting a culture of diversity and inclusion among all racial and ethnic minorities through education, leadership, development, and networking
- the Veterans Advisory Panel, supporting former and active military personnel and assisting in recruiting and retaining veterans through career development
- Genergy, a multigenerational group designed to bridge the gap of learning, networking, and mentoring across the generations of the workforce
- the Pride Alliance of Consumers Energy, promoting an inclusive environment that is safe, supportive, and respectful for lesbian, gay, bi-sexual, and transgender persons and allies
- Capable, aimed at removing barriers and creating pathways to meaningful work for co-workers of all abilities
- Interfaith, a space for co-workers of all backgrounds to gather and celebrate their unique beliefs, creating an environment of understanding and respect for all faiths, religions, and spiritual beliefs, including those with no faith affiliation

Information About CMS Energy's and Consumers' Executive Officers

Presented in the following table are the company positions held during the last five years for each of CMS Energy's and Consumers' executive officers as of February 11, 2025:

Name, Age, Position(s)	Period
Garrick J. Rochow (age 50)	
CMS Energy	
President, CEO, and Director	12/2020 – Present
Executive Vice President	1/2020 – 12/2020
Consumers	
President, CEO, and Director	12/2020 – Present
Executive Vice President	1/2020 – 12/2020
NorthStar Clean Energy	
Chairman of the Board, CEO, and Director	12/2020 – Present
Rejji P. Hayes (age 50)	
CMS Energy	
Executive Vice President and CFO	5/2017 – Present
Consumers	
Executive Vice President and CFO	5/2017 – Present
NorthStar Clean Energy	
Executive Vice President, CFO, and Director	5/2017 – 6/2024
EnerBank	
Chairman of the Board and Director	10/2018 – 10/2021
Tonya L. Berry (age 52)	
CMS Energy	
Senior Vice President	2/2022 – Present
Consumers	
Senior Vice President	2/2022 – Present
Vice President	11/2018 – 2/2022
Brandon J. Hofmeister (age 48)	
CMS Energy	
Senior Vice President	7/2017 – Present
Consumers	
Senior Vice President	7/2017 – Present
NorthStar Clean Energy	
Senior Vice President	9/2017 – 6/2024

Name, Age, Position(s)	Period
Shaun M. Johnson (age 46)	
CMS Energy	
Senior Vice President and General Counsel	5/2019 – Present
Consumers	
Senior Vice President and General Counsel	5/2019 – Present
NorthStar Clean Energy	
Senior Vice President, General Counsel, and Director	4/2019 – 6/2024
EnerBank	
Senior Vice President and General Counsel	8/2018 – 6/2020
LeeRoy Wells, Jr. (age 46)	
CMS Energy	
Senior Vice President	12/2020 – Present
Consumers	
Senior Vice President	12/2020 – Present
Vice President	8/2017 – 12/2020
Scott B. McIntosh (age 49)	
CMS Energy	
Vice President, Controller, and CAO	9/2021 – Present
Vice President and Controller	6/2021 – 9/2021
Vice President	9/2015 – 6/2021
Consumers	
Vice President, Controller, and CAO	9/2021 – Present
Vice President and Controller	6/2021 – 9/2021
Vice President	9/2015 – 6/2021
NorthStar Clean Energy	
Vice President, CAO, and Director	6/2024 – Present
Vice President, Controller, and CAO	9/2021 – 6/2024
Vice President and Controller	6/2021 – 9/2021
Vice President	9/2015 – 6/2021

There are no family relationships among executive officers and directors of CMS Energy or Consumers. The list of directors and their biographies will be included in CMS Energy's and Consumers' definitive proxy statement for their 2025 Annual Meetings of Shareholders to be held May 2, 2025. The term of office of each of the executive officers extends to the first meeting of the Board after the next annual election of Directors of CMS Energy and Consumers (to be held on May 2, 2025).

Available Information

CMS Energy's internet address is www.cmsenergy.com. CMS Energy routinely posts important information on its website and considers the Investor Relations section, www.cmsenergy.com/investor-relations, a channel of distribution for material information. Information contained on CMS Energy's website is not incorporated herein. CMS Energy's and Consumers' annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act are accessible free of charge on CMS Energy's website. These reports are available soon after they are electronically filed with the SEC. Also on CMS Energy's website are CMS Energy's and Consumers':

- Corporate Governance Principles
- Articles of Incorporation
- Bylaws
- Charters and Codes of Conduct (including the Charters of the Audit Committee, Compensation and Human Resources Committee, Finance Committee, and Governance, Sustainability and Public Responsibility Committee, as well as the Employee, the Board, and Third Party Codes of Conduct)

CMS Energy will provide this information in print to any stockholder who requests it.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address is www.sec.gov.

Item 1A.   Risk Factors

CMS Energy and Consumers are exposed to a variety of factors, often beyond their control, that are difficult to predict and that involve uncertainties that may materially adversely affect CMS Energy's or Consumers' business, liquidity, financial condition, or results of operations. Additional risks and uncertainties not presently known or that management believes to be immaterial may also adversely affect CMS Energy or Consumers. The risk factors described in the following sections, as well as the other information included in this report and in other documents filed with the SEC, should be considered carefully before making an investment in securities of CMS Energy or Consumers. Risk factors of Consumers are also risk factors of CMS Energy.

Investment/Financial Risks

CMS Energy depends on dividends from its subsidiaries to meet its debt service obligations.

Due to its holding company structure, CMS Energy depends on dividends from its subsidiaries to meet its debt service and other payment obligations. If sufficient dividends were not paid to CMS Energy by its subsidiaries, CMS Energy might not be able to generate the funds necessary to fulfill its payment obligations.

Consumers' ability to pay dividends or acquire its own stock from CMS Energy is limited by restrictions contained in Consumers' preferred stock provisions and potentially by other legal restrictions, such as certain terms in its articles of incorporation and FERC requirements.

CMS Energy has indebtedness that could limit its financial flexibility and its ability to meet its debt service obligations.

The level of CMS Energy's present and future indebtedness could have several important effects on its future operations, including, among others, that:

- a significant portion of CMS Energy's cash flow from operations could be dedicated to the payment of principal and interest on its indebtedness and would not be available for other purposes
- covenants contained in CMS Energy's existing debt arrangements, which require it to meet certain financial tests, could affect its flexibility in planning for, and reacting to, changes in its business
- CMS Energy's ability to obtain additional financing for working capital, capital expenditures, acquisitions, and general corporate and other purposes could become limited
- CMS Energy could be placed at a competitive disadvantage to its competitors that are less leveraged
- CMS Energy's vulnerability to adverse economic and industry conditions could increase
- CMS Energy's future credit ratings could fluctuate

CMS Energy's ability to meet its debt service obligations and to reduce its total indebtedness will depend on its future performance, which will be subject to general economic conditions, industry cycles, changes in laws or regulatory decisions, and financial, business, and other factors affecting its operations, many of which are beyond its control. CMS Energy cannot make assurances that its businesses will continue to generate sufficient cash flow from operations to service its indebtedness, which could require CMS Energy to sell assets or obtain additional financing.

CMS Energy and Consumers have financing needs and could be unable to obtain bank financing or access the capital markets.

CMS Energy and Consumers rely on the capital markets, as well as on bank syndications, to meet their financial commitments and short-term liquidity needs not otherwise funded internally.

Disruptions in the capital and credit markets, or the inability to obtain required regulatory authorization for issuances of securities including debt, including as may be required from FERC, could adversely affect CMS Energy's and Consumers' access to liquidity needed for their businesses. Any liquidity disruption could require CMS Energy and Consumers to take measures to conserve cash including, but not limited to, deferring capital expenditures, changing commodity purchasing strategies to avoid collateral-posting requirements, and reducing or eliminating future share repurchases, dividend payments, or other discretionary uses of cash.

Entering into new financings is subject in part to capital market receptivity to utility industry securities in general and to CMS Energy's and Consumers' securities in particular. CMS Energy and Consumers continue to explore financing opportunities to supplement their respective financial strategies. These potential opportunities include refinancing and/or issuing new debt, issuing CMS Energy preferred stock and/or common equity, or entering into commercial paper, bank financing, and leasing arrangements. CMS Energy and Consumers cannot guarantee the capital markets' acceptance of their securities. CMS Energy and Consumers may also, from time to time, repurchase (either in open market transactions or through privately negotiated transactions), redeem, or otherwise retire outstanding debt. Such activities, if any, will depend on prevailing market conditions, contractual restrictions, and other factors. The amounts involved may or may not be material.

Certain of CMS Energy's and Consumers' securities and those of their affiliates are rated by various credit rating agencies. A reduction or withdrawal of one or more of its credit ratings could have a material adverse impact on CMS Energy's or Consumers' ability to access capital on acceptable terms and maintain commodity lines of credit, could increase their cost of borrowing, and could cause CMS Energy or Consumers to reduce capital expenditures. If either or both were unable to maintain commodity lines of credit, CMS Energy or Consumers might have to post collateral or make prepayments to certain suppliers under existing contracts. Further, since Consumers provides dividends to CMS Energy, any adverse developments affecting Consumers that result in a lowering of its credit ratings could have an adverse effect on CMS Energy's credit ratings.

Market performance and other changes could decrease the value of employee benefit plan assets, which then could require substantial funding.

The performance of various markets affects the value of assets that are held in trust to satisfy future obligations under CMS Energy's and Consumers' pension and postretirement benefit plans. CMS Energy and Consumers have significant obligations under these plans and hold significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which could fall below CMS Energy's and Consumers' forecasted return rates. A decline in the market value of the assets or a change in the level of interest rates used to measure the required minimum funding levels could significantly increase the funding requirements of these obligations. Also, changes in demographics, including an increased number of retirements or changes in life expectancy assumptions, could significantly increase the funding requirements of the obligations related to the pension and postretirement benefit plans.

Industry/Regulatory Risks

Changes to ROA could have a material adverse effect on CMS Energy's and Consumers' businesses.

Michigan law allows electric customers in Consumers' service territory to buy electric generation service from alternative electric suppliers in an aggregate amount capped at ten percent of Consumers' sales, with certain exceptions. The proportion of Consumers' electric deliveries under the ROA program and on the ROA waiting list is over ten percent. Consumers' rates are regulated by the MPSC, while alternative electric suppliers charge market-based rates, putting competitive pressure on Consumers' electric supply. Groups are advocating for an ROA-like community solar system that allows third parties to sell directly to customers and offer them a regulated bill credit. If the ROA limit were increased, this new ROA-like community solar system were allowed, or electric generation service in Michigan were deregulated, it could have a material adverse effect on CMS Energy and Consumers.

The creation of utilities by municipalities in Consumers' service territory, or the impairment of Consumers' franchise rights to serve customers in municipalities, could have a material adverse effect on CMS Energy's and Consumers' businesses.

Michigan law allows Consumers' electric and natural gas utility businesses to serve customers pursuant to franchises granted by municipalities. Michigan law also allows municipalities to create, own, and operate utilities. If one or more municipalities in Consumers' service territory created a new or supplemental utility, or impaired the franchise under which Consumers serves customers in the municipality, it could have a material adverse effect on CMS Energy and Consumers.

Distributed energy resources could have a material adverse effect on CMS Energy's and Consumers' businesses.

Michigan law allows customers to use distributed energy resources for their electric energy needs. These distributed energy resources are connected to Consumers' electric grid. The 2023 Energy Law increases the cap on distributed generation to ten percent of utilities' peak loads. It also specifies an inflow and outflow rate method that must be implemented by the MPSC and provides federal funding for low-income distributed generation. FERC policy allows many customer-owned behind-the-meter and grid-connected distributed energy resources to participate in and receive revenue from wholesale electricity markets, as governed by evolving wholesale market rules subject to FERC oversight. Increased customer use of distributed energy resources could result in a reduction of Consumers' electric sales. Third parties' operations of distributed energy resources could also potentially have a negative impact on the stability of the grid. An increase in customers' use of distributed energy resources, and the rate structure for distributed energy resources customers' use of Consumers' system and Consumers' purchases of their excess generation, could have a material adverse effect on CMS Energy and Consumers.

CMS Energy and Consumers are subject to rate regulation, which could have a material adverse effect on financial results.

CMS Energy and Consumers are subject to rate regulation. Consumers' electric and gas retail rates are set by the MPSC and cannot be changed without regulatory authorization. If rate regulators fail to provide adequate rate relief, it could have a material adverse effect on Consumers or Consumers' plans for making significant capital investments. Additionally, increasing rates could result in additional regulatory scrutiny, regulatory or legislative actions, and increased competitive or political pressures, all of which could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

Orders of the MPSC could limit recovery of costs of providing service. These orders could also result in adverse regulatory treatment of other matters. For example, MPSC orders could prevent or curtail Consumers from shutting off non-paying customers, could prevent or limit the implementation of an electric or gas revenue mechanism, or could penalize Consumers for not meeting service and reliability standards. Regulators could face competitive or political pressures to avoid or limit rate increases for a number of reasons, including economic downturn in the state, reliability and economic justice concerns, or decreased customer base, among others.

FERC authorizes certain subsidiaries of CMS Energy, including Consumers, to sell wholesale electricity at market-based rates and to provide certain other wholesale electric services at rates and terms subject to FERC approval. Failure of these subsidiaries to maintain this FERC authority could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations. Electric transmission and natural gas pipeline rates paid by Consumers and other CMS Energy subsidiaries are also set by FERC, as are the tariff terms governing the participation of Consumers and other CMS Energy subsidiaries in FERC-regulated wholesale electricity markets operated by regional transmission organizations and independent system operators such as MISO and PJM. At least one CMS Energy subsidiary participates in the wholesale electricity markets operated by ERCOT, over which FERC has limited control.

The various risks associated with the MPSC and FERC regulation of CMS Energy's and Consumers' businesses, which include the risk of adverse decisions in any number of rate or regulatory proceedings before either agency, as well as judicial proceedings challenging any agency decisions, could have a material adverse effect on CMS Energy and Consumers. Changes to the tariffs or business practice manuals of certain wholesale market operators such as MISO, PJM, or ERCOT, or corresponding impacts such as interconnection delays for new electric generation or storage projects, could also have a material adverse effect on CMS Energy and Consumers.

Utility regulation, state or federal legislation, and compliance could have a material adverse effect on CMS Energy's and Consumers' businesses.

CMS Energy and certain of its subsidiaries, including Consumers, are subject to, or affected by, extensive utility regulation and state and federal legislation, including through application of policies and rules of numerous state and federal agencies and governmental entities. If it were determined that CMS Energy or Consumers failed to comply with applicable laws and regulations or with applicable tariff provisions, they could become subject to fines, penalties, refund or disgorgement orders, or disallowed costs, or be required to implement additional compliance, cleanup, or remediation programs, the cost of which could be material. CMS Energy and Consumers cannot predict the impact of new laws, rules, regulations, tariffs, principles, or practices by federal or state agencies or wholesale electricity market operators, or challenges or changes to present laws, rules, regulations, tariffs, principles, or practices and the interpretation of any adoption or change. Furthermore, any state or federal legislation concerning CMS Energy's or Consumers' operations could also have a material adverse effect.

FERC, through NERC and its delegated regional entities, oversees reliability of certain portions of the electric grid. CMS Energy and Consumers cannot predict the impact of FERC orders or actions of NERC and its regional entities on electric system reliability. Additionally, natural gas pipeline infrastructure has recently been under scrutiny following disruptions related to extreme weather and cyber incidents. Additional regulation in this area could adversely affect Consumers' gas operations.

CMS Energy and Consumers have announced ambitious plans to reduce their impact on climate change and increase the reliability of their electric distribution system. Achieving these plans depends on numerous factors, many of which are outside of their control.

Consumers has announced a long-term strategy for delivering clean, reliable, resilient, and affordable energy, including a plan to end the use of coal in owned generation in 2025, and other subsidiaries of CMS Energy have plans to develop and operate clean energy assets. The MPSC, FERC, other regulatory authorities, or other third parties may prohibit, delay, or impair some or all of CMS Energy's and Consumers' planned acquisitions or development of owned or purchased electric generation and storage capacity. Consumers' planned electric generation capacity, including renewable generation or storage projects, may be adversely impacted by interconnection delays at MISO or in the footprints of other regional transmission organizations, and/or by interconnection costs. CMS Energy and Consumers and its contractors may be unable to acquire, site, construct timely, and/or permit generation and storage capacity, including some or all of the generation and storage capacity proposed in Consumers' plan. CMS Energy and Consumers' ability to implement their plans may be affected by environmental regulations, global supply chain disruptions, import tariffs, and changes in the cost, availability, and supply of generation and storage capacity. While CMS Energy and Consumers continue to advocate for advances in commercially available technologies required to reduce or eliminate greenhouse gases on a cost-effective basis at scale, such advances are largely outside of CMS Energy's and Consumers' control. Advancements in technology related to items such as battery storage, carbon capture/storage, and electric vehicles may not become commercially available or economically feasible as projected. Customer programs such as energy efficiency and demand response may not realize the projected levels of customer participation.

Consumers has also announced its Reliability Roadmap. The Reliability Roadmap includes larger investments in grid hardening, distribution capacity, and automation to deliver better than median reliability to customers given increasingly severe weather and customer adoption of new technologies. The MPSC or other third parties may prohibit, delay, or impair the Reliability Roadmap and some or all of the associated capital investments. Consumers' ability to implement its plan may be affected by global supply chain disruptions and/or workforce availability.

Consumers has also announced its Natural Gas Delivery Plan, a rolling ten-year investment plan to deliver safe, reliable, clean, and affordable natural gas to customers. This plan includes accelerated infrastructure replacements, innovative leak detection technology, and process changes to reduce or eliminate methane emissions. The MPSC, FERC, U.S. Department of Transportation, other regulatory authorities, or other third parties may prohibit, delay, or impair the Natural Gas Delivery Plan and some or all of the associated capital investments. Consumers' ability to implement its plan may be affected by environmental regulations, global supply chain disruptions, import tariffs, and changes in the cost, availability, and supply of natural gas or the ability to deliver natural gas to customers. Advancements in technology related to items such as renewable natural gas may not become commercially available or economically feasible as projected in Consumers' plan.

CMS Energy and Consumers could suffer financial loss, reputational damage, litigation, or other negative repercussions if they are unable to achieve their ambitious plans.

Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could negatively impact CMS Energy and Consumers.

CMS Energy and Consumers are required to make judgments regarding the potential tax effects of various financial transactions and results of operations in order to estimate their obligations to taxing authorities. The tax obligations include income taxes, real estate taxes, sales and use taxes, employment-related taxes, and ongoing issues related to these tax matters. The judgments include determining reserves for potential adverse outcomes regarding tax positions that have been taken and may be subject to challenge by the IRS and/or other taxing authorities. Unfavorable settlements of any of the issues related to these reserves or other tax matters at CMS Energy or Consumers could have a material adverse effect. Additionally, changes in federal, state, or local tax rates or other changes in tax laws could have adverse impacts. The change in administration and the expiring tax cuts in the TCJA could result in changes to the renewable energy tax credits enacted in the Inflation Reduction Act of 2022. These changes could impact CMS Energy's and Consumers' clean energy efforts.

CMS Energy and its subsidiaries, including Consumers, must comply with the Dodd-Frank Act and its related regulations.

The Dodd-Frank Act provides for regulation by the Commodity Futures Trading Commission of certain commodity-related contracts. Although CMS Energy, Consumers, and certain subsidiaries of NorthStar Clean Energy qualify for an end-user exception from mandatory clearing of commodity-related swaps, these regulations could affect the ability of these entities to participate in these markets and could add additional regulatory oversight over their contracting activities.

CMS Energy and Consumers could incur substantial costs to comply with environmental requirements.

CMS Energy and Consumers are subject to costly and stringent environmental regulations that may require additional significant capital expenditures for CCR disposal and storage, emission reductions, and PCB remediation. In addition, regulatory action on PFAS at the state and/or federal level could cause CMS Energy and Consumers to further test and remediate some sites if PFAS is present at certain levels. Present and reasonably anticipated state and federal environmental statutes and regulations will continue to have a material effect on CMS Energy and Consumers.

CMS Energy and Consumers have interests in fossil-fuel-fired power plants, other types of power plants, and natural gas systems that emit greenhouse gases. Federal, state, and local environmental laws and rules, as well as international accords and treaties, could require CMS Energy and Consumers to install additional equipment for emission controls, undertake heat-rate improvement projects, purchase carbon emissions allowances, curtail operations, invest in generating capacity with fewer carbon dioxide emissions, or take other significant steps to manage or lower the emission of greenhouse gases. Similarly, Consumers could be restricted from constructing natural gas infrastructure due to potential environmental regulations, which could require more costly alternatives.

The following risks related to climate change, emissions, and environmental regulations could also have a material adverse impact on CMS Energy and Consumers:

- a change in policy/regulation, regulators' implementation of policy/regulation or litigation originated by third parties against CMS Energy or Consumers due to CMS Energy's or Consumers' greenhouse gas or other emissions or CCR disposal and storage
- impairment of CMS Energy's or Consumers' reputation due to their greenhouse gas or other emissions and public perception of their response to potential environmental regulations, rules, and legislation
- weather that may affect customer demand, company operations, or company infrastructure, including catastrophic weather-related damage and extreme temperatures; natural disasters such as severe storms, floods, and droughts; fires; or smoke
- implementation of state or federal environmental justice requirements

Consumers expects to collect fully from its customers, through the ratemaking process, expenditures incurred to comply with environmental regulations, but cannot guarantee this outcome. If Consumers were unable to recover these expenditures from customers in rates, CMS Energy or Consumers could be required to seek significant additional financing to fund these expenditures.

For additional information regarding compliance with environmental regulations, see Item 1. Business— CMS Energy and Consumers Environmental Strategy and Compliance and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook.

CMS Energy's and Consumers' businesses could be affected adversely by any delay in meeting environmental requirements.

A delay or failure by CMS Energy or Consumers to obtain or maintain any necessary environmental permits or approvals to satisfy any applicable environmental regulatory requirements or install emission or pollution control equipment could:

- prevent the construction of new facilities
- prevent the continued operation of and sale of energy from existing facilities
- modify the way in which a facility is operated
- prevent the suspension of operations at existing facilities
- prevent the modification of existing facilities
- result in significant additional costs, including fines or penalties

CMS Energy and Consumers expect to incur additional substantial costs related to environmental remediation of former sites.

Consumers expects to incur additional substantial costs related to the remediation of its former MGP sites and other response activity costs at a number of other former sites, including, but not limited to, sites of retired coal-fueled electric generating units and sites containing coal ash and related materials, under

NREPA, RCRA, CERCLA and related state and federal regulations. Consumers believes these costs should be recoverable in rates but cannot guarantee that outcome.

Business/Operations Risks

There are risks associated with Consumers' substantial capital investment program planned for the next five years.

Consumers' planned investments include the construction or acquisition of electric generation, electric and gas infrastructure, conversions and expansions, environmental controls, electric grid automation technologies, and other electric and gas investments to upgrade delivery systems, as well as decommissioning of older facilities. The success of these capital investments depends on or could be affected by a variety of factors that include, but are not limited to:

- effective pre-acquisition evaluation of asset values, future operating costs, potential environmental and other liabilities, and other factors beyond Consumers' control
- effective cost and schedule management of new capital projects
- availability of qualified construction personnel, both internal and contracted
- effective and timely contractor performance
- changes in commodity and other prices, applicable tariffs, and/or material and equipment availability
- governmental actions
- interconnection uncertainty, delays, and costs for electric generation projects
- operational performance
- changes in environmental, legislative, and regulatory requirements
- regulatory cost recovery
- inflation of labor rates and material and equipment prices
- supply chain disruptions and increased lead times
- barriers to accessing key materials for renewable projects (solar, battery, and other key equipment) created by geopolitical relations

It is possible that adverse events associated with these factors could have a material adverse effect on Consumers.

CMS Energy and Consumers could be affected adversely by legacy litigation and retained liabilities.

The agreements that CMS Energy and Consumers enter into for the sale of assets can include provisions whereby they are required to:

- retain specified preexisting liabilities, such as for taxes, pensions, or environmental conditions
- indemnify the buyers against specified risks, including the inaccuracy of representations and warranties that CMS Energy and Consumers make
- make payments to the buyers depending on the outcome of post-closing adjustments, litigation, audits, or other reviews, including claims resulting from attempts by foreign or domestic governments to assess taxes on past operations or transactions

Many of these contingent liabilities can remain open for extended periods of time after the sales are closed. Depending on the extent to which the buyers might ultimately seek to enforce their rights under these contractual provisions, and the resolution of any disputes concerning them, there could be a material adverse effect on CMS Energy's or Consumers' liquidity, financial condition, and results of operations.

Consumers is exposed to risks related to general economic conditions in its service territories.

Consumers' electric and gas utility businesses are affected by the economic conditions impacting the customers they serve. If the Michigan economy becomes sluggish or declines, Consumers could experience reduced demand for electricity or natural gas that could result in decreased earnings and cash flow. In addition, economic conditions in Consumers' service territory affect its collections of accounts receivable and levels of lost or stolen gas.

Consumers is exposed to changes in customer usage that could impact financial results.

Technology advances, government incentives and subsidies, and regulatory decisions could increase the cost effectiveness of customer-owned methods of producing electricity and managing energy use resulting in reduced load, cross subsidization, and increased costs.

Customers could also reduce their consumption of electricity and natural gas through energy waste reduction programs. Similarly, customers could also reduce their consumption of natural gas through alternative technologies or fuels or through electrification.

CMS Energy's and Consumers' energy sales and operations are affected by seasonal factors and varying weather conditions from year to year.

CMS Energy's and Consumers' utility operations are seasonal. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment, while peak demand for natural gas occurs in the winter due to colder temperatures and the resulting use of natural gas as heating fuel. Accordingly, CMS Energy's and Consumers' overall results may fluctuate substantially on a seasonal basis. Mild temperatures during the summer cooling season and winter heating season as well as the impact of extreme weather events on Consumers' system could have a material adverse effect.

Demand for electricity associated with data center expansion could have a material effect on CMS Energy and Consumers.

Consumers' utility operations are affected by new customers and load growth. Rapid expansion of data centers associated with increasing demand for cloud services, artificial intelligence, and other applications could lead to an unprecedented increase in demand for electric power in MISO and in Consumers' service territory. Data center electric demand could require a rapid and significant increase in generation capacity and grid infrastructure in the MISO footprint as well as in Consumers' service territory, which could have a material effect on CMS Energy and Consumers.

Alternatively, this rapid expansion of data centers and resulting increase in demand for electric power in MISO and in Consumers' service territory may not develop as planned.

CMS Energy and Consumers are subject to information security risks, risks of unauthorized access to their systems, and technology failures.

In the regular course of business, CMS Energy and Consumers handle a range of sensitive confidential security and customer information. In addition, CMS Energy and Consumers operate in a highly regulated industry that requires the continued operation of sophisticated information and control technology systems and network infrastructure. Despite implementation of security measures, technology systems, including disaster recovery and backup systems, are vulnerable to failure, cyber attacks, unauthorized access, and being disabled. These events could impact the reliability of electric generation and electric and gas delivery and also subject CMS Energy and Consumers to financial harm. Cyber attacks, which include the use of malware, ransomware, computer viruses, and other means for disruption or unauthorized access against companies, including CMS Energy and Consumers, are increasing in frequency, scope, and potential impact. While CMS Energy and Consumers have not been subject to cyber incidents that have had a material impact on their operations to date, their security measures in place may be insufficient to prevent a major cyber incident in the future. If technology systems, including disaster recovery and backup systems, were to fail or be breached, CMS Energy and Consumers might not be able to fulfill critical business functions, and sensitive confidential and proprietary data could be compromised. In addition, because CMS Energy's and Consumers' generation, transmission, and distribution systems are part of an interconnected system, a disruption caused by a cyber incident at another utility, electric generator, system operator, or commodity supplier could also adversely affect CMS Energy or Consumers.

A variety of technological tools and systems, including both company-owned information technology and technological services provided by outside parties, support critical functions. The failure of these technologies, including backup systems, or the inability of CMS Energy and Consumers to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder their business operations.

CMS Energy's and Consumers' businesses have liability risks.

Assets, equipment, and personnel of CMS Energy and Consumers, including electric and gas delivery systems, power plants, gas infrastructure including storage facilities, wind energy or solar equipment, energy products, energy storage assets, vehicle fleets and equipment, other assets, or employees and contractors, could be involved in incidents, failures, or accidents that result in injury, loss of life, or property loss and damage to customers, employees, or the public. Although CMS Energy and Consumers have insurance coverage for many potential incidents (subject to deductibles, limitations, and self-insurance amounts that could be material), depending upon the nature or severity of any incident, failure, or accident, CMS Energy or Consumers could suffer financial loss, reputational damage, and negative repercussions from regulatory agencies or other public authorities, even where there is no legal liability.

CMS Energy and Consumers are subject to risks that are beyond their control, including but not limited to natural disasters, civil unrest, terrorist attacks and related acts of war, cyber incidents, vandalism, and other catastrophic events.

Natural disasters, severe weather, extreme temperatures, fires, smoke, flooding, wars, terrorist acts, civil unrest, vandalism, theft, cyber incidents, pandemics, and other catastrophic events could result in severe damage to CMS Energy's and Consumers' assets beyond what could be recovered through insurance policies (which are subject to deductibles, limitations, and self-insurance amounts that could be material), could require CMS Energy and Consumers to incur significant upfront costs, and could severely disrupt operations, resulting in loss of service to customers. There is also a risk that regulators could, after the fact, conclude that Consumers' preparedness or response to such an event was inadequate and take adverse actions as a result.

Energy risk management strategies might not be effective in managing fuel and electricity pricing risks, which could result in unanticipated liabilities to CMS Energy and Consumers or increased volatility in their earnings.

CMS Energy and Consumers are exposed to changes in market prices for commodities including, but not limited to, natural gas, coal, electric capacity, electric energy, emission allowances, gasoline, diesel fuel, and RECs. CMS Energy and Consumers manage commodity price risk using established policies and procedures, and they may use various contracts to manage this risk, including swaps, options, futures, and forward contracts. No assurance can be made that these strategies will be successful in managing

CMS Energy's and Consumers' risk or that they will not result in net liabilities to CMS Energy or Consumers as a result of future volatility.

A substantial portion of Consumers' operating expenses for its electric generating plants and vehicle fleet consists of the costs of obtaining commodities. The contracts associated with Consumers' fuel for electric generation and purchased power are executed in conjunction with the PSCR mechanism, which is designed to allow Consumers to recover prudently incurred costs associated with its positions in these commodities. If the MPSC determined that any of these contracts or related contracting policies were imprudent, recovery of these costs could be disallowed.

Natural gas prices in particular have been historically volatile. Consumers routinely enters into contracts for natural gas to mitigate exposure to the risks of demand, market effects of weather, and changes in commodity prices associated with the gas distribution business. These contracts are executed in conjunction with the GCR mechanism, which is designed to allow Consumers to recover prudently incurred costs associated with its natural gas positions. If the MPSC determined that any of these contracts or related contracting policies were imprudent, recovery of these costs could be disallowed.

CMS Energy and Consumers do not always hedge any or all of the exposure of their operations from commodity price volatility. Furthermore, the ability to hedge exposure to commodity price volatility depends on liquid commodity markets. As a result, to the extent the commodity markets are illiquid, CMS Energy and Consumers might not be able to execute their risk management strategies, which could result in larger unhedged positions than preferred at a given time. To the extent that unhedged positions exist, fluctuating commodity prices could have a negative effect on CMS Energy and Consumers. Changes in laws that limit CMS Energy's and Consumers' ability to hedge could also have a negative effect on CMS Energy and Consumers.

CMS Energy and Consumers might not be able to obtain an adequate supply of natural gas or coal, which could limit their ability to operate electric generation facilities or serve Consumers' natural gas customers.

CMS Energy and Consumers have contracts in place for the supply and transportation of the natural gas, coal, and other fuel sources they require for their electric generating capacity. Consumers also has interstate transportation and supply agreements in place to facilitate delivery of natural gas to its customers. Apart from the contractual and monetary remedies available to CMS Energy and Consumers in the event of a counterparty's failure to perform under any of these contracts, there can be no assurances that the counterparties to these contracts will fulfill their obligations to provide natural gas or coal to CMS Energy or Consumers. The counterparties under the agreements could experience financial or operational problems that inhibit their ability to fulfill their obligations to CMS Energy or Consumers. In addition, counterparties under these contracts might not be required to supply natural gas or coal to CMS Energy or Consumers under certain circumstances, such as in the event of a natural disaster or severe weather.

If Consumers were unable to obtain its supply requirements, it could be required to purchase natural gas or coal at higher prices, implement its natural gas curtailment program filed with the MPSC, or purchase replacement power at higher prices.

Unplanned outages or maintenance could be costly for CMS Energy or Consumers.

Unforeseen outages or maintenance of the electric and gas delivery systems, power plants, gas infrastructure including storage facilities and compression stations, wind energy or solar equipment, energy storage assets, and energy products owned in whole or in part by CMS Energy or Consumers may be required for many reasons. When unplanned outages occur, CMS Energy and Consumers will not only incur unexpected maintenance expenses, but may also have to make spot market purchases of electric and gas commodities that may exceed CMS Energy's or Consumers' expected cost of generation or gas supply, be forced to curtail services, or retire a given asset if the cost or timing of the maintenance is not reasonable and prudent. Unplanned generator outages could reduce the capacity credit CMS Energy or Consumers receives from MISO and could cause CMS Energy or Consumers to incur additional capacity costs in future years.

General Risk Factors

CMS Energy and Consumers are exposed to counterparty risk.

Adverse economic conditions or financial difficulties experienced by counterparties with whom CMS Energy and Consumers do business could impair the ability of these counterparties to pay for CMS Energy's and Consumers' services and/or fulfill their contractual obligations, including performance and payment of damages. CMS Energy and Consumers depend on these counterparties to remit payments and perform contracted services in a timely and adequate fashion. In addition, any delay or default in payment or performance, including inadequate performance, of contractual obligations (such as contractual obligations by third parties to perform work, supply equipment, provide services, and meet related specifications or requirements), could have a material adverse effect on CMS Energy and Consumers.

Volatility and disruptions in capital and credit markets could have a negative impact on CMS Energy's and Consumers' lenders, vendors, contractors, suppliers, customers, and other counterparties, causing them to fail to meet their obligations.

CMS Energy and Consumers are exposed to significant reputational risks.

CMS Energy and Consumers could suffer negative impacts to their reputations as a result of operational incidents, accidents, actual or perceived violations of corporate policies or regulatory violations, inappropriate use of social media, or other events. Reputational damage could have a material adverse effect and could result in negative customer perception and increased regulatory oversight.

A work interruption or other union actions could adversely affect Consumers.

At December 31, 2024, unions represent 46 percent of Consumers' employees. Consumers' union agreements expire in 2025. If these employees were to engage in a strike, work stoppage, or other slowdown, Consumers could experience a significant disruption in its operations and higher ongoing labor costs.

Failure to attract and retain an appropriately qualified workforce could adversely impact CMS Energy's and Consumers' results of operations.

In some areas, competition for skilled employees is high and if CMS Energy and Consumers were unable to match skill sets to future needs, they could encounter operating challenges and increased costs. These challenges could include a lack of resources, loss of knowledge, and delays in skill development. Additionally, higher costs could result from the use of contractors to replace employees, loss of productivity, and safety incidents. Failing to train replacement employees adequately and to transfer internal knowledge and expertise could adversely affect CMS Energy's and Consumers' ability to manage and operate their businesses.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Enterprise Risk Management: CMS Energy and Consumers manage security risks, including cybersecurity risks, through a robust enterprise risk management program that includes people, processes, technology, and governance structures. The enterprise risk management program identifies risks that may significantly impact the business and informs the companies' risk-mitigation strategies. The enterprise risk management program is reviewed with the Board at least annually.

Cybersecurity Program: CMS Energy's and Consumers' security function, led by the Vice President of Information Technology and Security and CIO, is accountable for cyber and physical security and is subject to various state, federal, and industry cybersecurity, physical security, and privacy regulations. Their cybersecurity program is responsible for assessing, identifying, and managing risks from cybersecurity threats using industry frameworks, as well as best practices developed by government and industry partners. All employees and contractors are required to complete annual trainings on a variety of security-related topics. Additionally, the companies continuously upgrade technological investments designed to prevent, detect, and respond to attacks. The companies' electric, natural gas, and corporate systems each follow standards, controls, and requirements designed to maintain compliance with applicable regulations and standards, such as MPSC, NERC critical infrastructure protection, and payment card industry regulations. Technology projects and third-party service providers are reviewed for adherence to cybersecurity requirements.

CMS Energy's and Consumers' cybersecurity program focuses on finding and remediating vulnerabilities in their systems. The companies use third-party firms for penetration testing, audits, and assessments, and conduct technical exercises to practice their response to simulated events as well as tabletop exercises to test that response using their incident command system, including leadership decisions. The companies also have a dedicated, proactive function focused fully on monitoring CMS Energy's and Consumers' systems and responding when cybersecurity attacks occur. This includes regular information sharing with industry partners, peer utilities, and state and federal partners. The companies' incident response plan outlines the individuals responsible, the methods employed, and the timeline for notifying state and federal governmental agencies. The companies retain a third-party cybersecurity firm to assist with potentially significant cybersecurity incidents and have invested in cybersecurity insurance to offset costs incurred from any such cybersecurity incidents. To manage cybersecurity risks associated with the companies' use of third-party service providers, the companies incorporate security requirements into contracts, when deemed applicable, and pursue third-party security certifications for vendors with a higher risk profile.

CMS Energy and Consumers have experienced no material cybersecurity incidents; however, future cybersecurity incidents could materially affect their business strategy, results of operations, or financial condition. For additional details regarding these and other uncertainties, see Item 1A. Risk Factors.

Management's Role: The Vice President of Information Technology and Security and CIO has over 25 years of information technology and security experience and, to enhance governance, reports to the Senior Vice President and General Counsel. The Vice President of Information Technology and Security and CIO is responsible for informing the CEO and other members of senior management, as necessary, about cybersecurity incidents, covering prevention, detection, mitigation, and remediation efforts as they are detected by the cybersecurity team. Cybersecurity incidents are managed using the companies' standard process for critical events. In the event of such cybersecurity incidents, the Vice President of

Information Technology and Security and CIO communicates and collaborates with the officers of the companies and subject matter experts to address business continuity, contingency, and recovery plans. Senior management will notify the Board, including the Audit Committee, of any significant cybersecurity incidents.

Board Oversight: As part of the Board's risk oversight process, senior management meets with the Board or Audit Committee at least twice annually to provide updates on and discuss cybersecurity. Such updates include a review of the companies' cybersecurity strategy, a scan of the threat landscape, and recent performance. Additionally, cybersecurity risks are included in the Audit Committee's risk oversight functions, which focus on operating and financial activities that could impact the companies' financial and other disclosure reporting. The Audit Committee's oversight involves reviewing and approving policies on risk assessment, controls, and accounting risk exposure. The Audit Committee also reviews internal audit reports regarding cybersecurity processes, and receives updates that focus on CMS Energy's and Consumers' cybersecurity program, mitigation of cybersecurity risks, and assessments by third-party experts. Of note, two members of the Board have extensive industry experience in cybersecurity and are on CMS Energy's and Consumers' Audit Committee.

Item 2.   Properties

Descriptions of CMS Energy's and Consumers' properties are found in the following sections of Item 1. Business, all of which are incorporated by reference in this Item 2:

- General—CMS Energy
- General—Consumers
- Business Segments—Consumers Electric Utility—Electric Utility Properties
- Business Segments—Consumers Electric Utility—Electric Utility Generation and Supply Mix
- Business Segments—Consumers Gas Utility—Gas Utility Properties
- Business Segments—NorthStar Clean Energy—Non-utility Operations and Investments—Independent Power Production

Item 3.   Legal Proceedings

For information regarding CMS Energy's and Consumers' significant pending administrative and judicial proceedings involving regulatory, operating, transactional, environmental, and other matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

CMS Energy, Consumers, and certain of their affiliates are also parties to routine lawsuits and administrative proceedings incidental to their businesses involving, for example, claims for personal injury and property damage, contractual matters, various taxes, and rates and licensing.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

CMS Energy

CMS Energy's common stock is traded on the New York Stock Exchange under the symbol CMS. At January 17, 2025, the number of registered holders of CMS Energy's common stock totaled 24,092, based on the number of record holders.

For additional information regarding securities authorized for issuance under equity compensation plans, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 11, Stock-based Compensation and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. For additional information regarding dividends and dividend restrictions, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization.

Comparison of Five-year Cumulative Total Return



Company/Index	Five-Year Cumulative Total Return					
	2019	2020	2021	2022	2023	2024
CMS Energy	$ 100	$ 100	$ 109	$ 110	$ 104	$ 123
S&P 500 Index	100	118	152	125	158	197
S&P 400 Utilities Index	100	86	103	103	89	117

These cumulative total returns assume reinvestments of dividends.

Consumers

Consumers' common stock is privately held by its parent, CMS Energy, and does not trade in the public market.

Issuer Repurchases of Equity Securities

CMS Energy repurchases common stock to satisfy the minimum statutory income tax withholding obligation for common shares that have vested under the PISP. The value of shares repurchased is based on the market price on the vesting date. Presented in the following table are CMS Energy's repurchases of common stock for the three months ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share
October 1, 2024 to October 31, 2024	202	$ 70.96
November 1, 2024 to November 30, 2024	348	68.42
December 1, 2024 to December 31, 2024	—	—
Total	550	$ 69.35

As of December 31, 2024, CMS Energy has no other publicly announced plans or programs that permit the repurchase of equity securities.

Unregistered Sales of Equity Securities

None.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations is a combined report of CMS Energy and Consumers.

Executive Overview

CMS Energy is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and NorthStar Clean Energy, primarily a domestic independent power producer and marketer. Consumers' electric utility operations include the generation, purchase, distribution, and sale of electricity, and Consumers' gas utility operations include the purchase, transmission, storage, distribution, and sale of natural gas. Consumers' customer base consists of a mix of primarily residential, commercial, and diversified industrial customers. NorthStar Clean Energy, through its subsidiaries and equity investments, is engaged in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production.

CMS Energy and Consumers manage their businesses by the nature of services each provides. CMS Energy operates principally in three business segments: electric utility; gas utility; and NorthStar Clean Energy, its non-utility operations and investments. Consumers operates principally in two business segments: electric utility and gas utility. CMS Energy's and Consumers' businesses are affected primarily by:

- regulation and regulatory matters
- state and federal legislation
- economic conditions
- weather
- energy commodity prices
- interest rates
- their securities' credit ratings

The Triple Bottom Line

CMS Energy's and Consumers' purpose is to provide safe, reliable, affordable, clean, and equitable energy in service of their customers. In support of this purpose, CMS Energy and Consumers couple digital transformation with the "CE Way," a lean operating model designed to improve safety, quality, cost, delivery, and employee morale.

CMS Energy and Consumers measure their progress toward the purpose by considering their impact on the "triple bottom line" of people, planet, and prosperity; this consideration takes into account not only the economic value that CMS Energy and Consumers create for customers and investors, but also their responsibility to social and environmental goals. The triple bottom line balances the interests of employees, customers, suppliers, regulators, creditors, Michigan's residents, the investment community, and other stakeholders, and it reflects the broader societal impacts of CMS Energy's and Consumers' activities.



CMS ENERGY
Count on Us to Provide
Energized to Serve Through Our Four Businesses...
Electric Supply
Electric Distribution
Gas Delivery
NorthStar Clean Energy
Consumers Energy
Count on Us®
NORTHSTAR CLEAN ENERGY
Safe
Reliable
Affordable
Clean
Equitable
Customer
Energy
...Accelerated by:
Team
Regulatory & Policy
CE Way
+
Digital
Measured across Our Triple Bottom Line:
People
We are one team energized to serve our customers and communities.
Planet
We are leading the clean energy transformation.
Prosperity
We deliver consistent, industry-leading financial performance that benefits all stakeholders.

CMS Energy's Sustainability Report, which is available to the public, describes CMS Energy's and Consumers' progress toward world class performance measured in the areas of people, planet, and prosperity.

People: The people element of the triple bottom line represents CMS Energy's and Consumers' commitment to their employees, their customers, the residents of local communities in which they do business, and other stakeholders.

The safety of co-workers, customers, and the general public is a priority of CMS Energy and Consumers. Accordingly, CMS Energy and Consumers have worked to integrate a set of safety principles into their business operations and culture. These principles include complying with applicable safety, health, and security regulations and implementing programs and processes aimed at continually improving safety and security conditions.

CMS Energy and Consumers also place a high priority on customer value and on providing a hometown customer experience. Consumers' customer-driven investment program is aimed at improving safety and increasing electric and gas reliability.

In September 2023, Consumers filed its Reliability Roadmap, an update to its previous Electric Distribution Infrastructure Investment Plan filed in 2021, with the MPSC. The Reliability Roadmap outlines a five-year strategy to improve Consumers' electric distribution system and the reliability of the grid. The plan proposes the following spending for projects designed to reduce the number and duration of power outages to customers through investment in infrastructure upgrades, vegetation management, and grid modernization:

- capital expenditures of $7 billion through 2028; this amount is $3 billion higher than proposed in the previous plan
- maintenance and operating spending of $1.7 billion through 2028, reflecting an increase of $300 million over the previous plan

In the electric rate case it filed in May 2024, Consumers outlined its proposal to begin implementing the Reliability Roadmap and requested rate recovery of the investments needed to support the plan's key objectives.

Central to Consumers' commitment to its customers are the initiatives it has undertaken to keep electricity and natural gas affordable, including:

- replacement of coal-fueled generation and PPAs with a cost-efficient mix of renewable energy, less-costly dispatchable generation sources, and energy waste reduction and demand response programs
- targeted infrastructure investment to reduce maintenance costs and improve reliability and safety
- supply chain optimization
- economic development to increase sales and reduce overall rates
- information and control system efficiencies
- employee and retiree health care cost sharing
- tax planning
- cost-effective financing
- workforce productivity enhancements

While CMS Energy and Consumers have experienced some supply chain disruptions and inflationary pressures, they have taken steps to mitigate the impact on their ability to provide safe and reliable service to customers.

Planet: The planet element of the triple bottom line represents CMS Energy's and Consumers' commitment to protect the environment. This commitment extends beyond compliance with various state and federal environmental, health, and safety laws and regulations. Management considers climate change and other environmental risks in strategy development, business planning, and enterprise risk management processes.

CMS Energy and Consumers continue to focus on opportunities to protect the environment and reduce their carbon footprint from owned generation. CMS Energy, including Consumers, has decreased its combined percentage of electric supply (self-generated and purchased) from coal by 23 percentage points since 2015. Additionally, as a result of actions already taken through 2024, initial measurement data indicates Consumers has:

- reduced carbon dioxide emissions from owned generation by more than 30 percent since 2005
- reduced methane emissions by nearly 30 percent since 2012
- reduced the volume of water used to generate electricity by more than 50 percent since 2012
- reduced landfill waste disposal by more than two million tons since 1992
- enhanced, restored, or protected more than 11,700 acres of land since 2017

Since 2005, Consumers has reduced its sulfur dioxide and particulate matter emissions by nearly 95 percent and its NOx emissions by more than 86 percent. Consumers began tracking mercury emissions in 2007; since that time, it has reduced such emissions by more than 92 percent.

Presented in the following illustration are Consumers' reductions in these emissions:



In November 2023, Michigan enacted the 2023 Energy Law, which among other things:

- raised the renewable energy standard from the present 15-percent requirement to 50 percent by 2030 and 60 percent by 2035; renewable energy generated anywhere within MISO can be applied to meeting this standard, with certain limitations
- set a clean energy standard of 80 percent by 2035 and 100 percent by 2040; low- or zero-carbon emitting resources, such as nuclear generation and natural gas generation coupled with carbon capture, are considered clean energy sources under this standard
- enhanced existing incentives for energy efficiency programs and returns earned on new clean or renewable PPAs
- created a new energy storage standard that requires electric utilities to file plans by 2029 to obtain new energy storage that will contribute to a Michigan target of 2,500 MW based on their pro rata share
- expanded the statutory cap on distributed generation resources to ten percent

Consumers filed updates to its renewable energy plan in November 2024 and plans to file updates to its Clean Energy Plan in 2026. Together, these updated plans will serve as Consumers' blueprint to meeting the requirements of the 2023 Energy Law by focusing on increasing the generation of renewable energy, deploying energy storage, helping customers use less energy, and offering demand response programs to reduce demand during critical peak times.

Consumers' Clean Energy Plan details its strategy to meet customers' long-term energy needs and was most recently revised and approved by the MPSC in 2022 under Michigan's integrated resource planning process. The Clean Energy Plan outlines Consumers' long-term strategy for delivering safe, reliable, affordable, clean, and equitable energy to its customers. This strategy includes:

- ending the use of coal in owned generation in 2025, 15 years sooner than initially planned
- purchasing the Covert Generating Station, a natural gas-fueled generating facility with 1,200 MW of nameplate capacity, allowing Consumers to continue to provide controllable sources of electricity to customers; this purchase was completed in May 2023
- soliciting capacity from sources able to deliver to Michigan's Lower Peninsula, including battery storage facilities

Consumers' proposed updates to its renewable energy plan include:

- the addition of up to 9,000 MW of both purchased and owned solar energy resources
- the addition of up to 2,800 MW of new, competitively bid wind capacity
- the co-location of battery energy storage with its renewable energy assets to optimize those assets

Coupled with updates to the Clean Energy Plan, these actions will enable Consumers to achieve 60 percent renewable energy by 2035 and 100 percent clean energy by 2040, and will also contribute to Consumers' achievement of the net-zero emissions goals discussed below.

Net-zero methane emissions from natural gas delivery system by 2030: Under its Methane Reduction Plan, Consumers plans to reduce methane emissions from its system by about 80 percent, from 2012 baseline levels, by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. To date, Consumers has reduced methane emissions by nearly 30 percent.

Net-zero greenhouse gas emissions target for the entire business by 2050: This goal incorporates greenhouse gas emissions from Consumers' natural gas delivery system, including suppliers and customers, and has an interim goal of reducing customer emissions by 25 percent by 2035. Consumers expects to meet this goal through carbon offset measures, renewable natural gas, energy efficiency and demand response programs, and the adoption of cost-effective emerging technologies once proven and commercially available.

Additionally, to advance its environmental stewardship in Michigan and to minimize the impact of future regulations, Consumers set the following goals for the five-year period 2023 through 2027:

- to enhance, restore, or protect 6,500 acres of land through 2027; Consumers has enhanced, restored, or protected more than 5,000 acres of land towards this goal
- to reduce water usage by 1.7 billion gallons through 2027; Consumers has reduced water usage by more than 1.3 billion gallons towards this goal
- to annually divert a minimum of 90 percent of waste from landfills (through waste reduction, recycling, and reuse); during 2024, Consumers' rate of waste diverted from landfills was 92 percent

CMS Energy and Consumers are monitoring numerous legislative, policy, and regulatory initiatives, including those to regulate and report greenhouse gases, and related litigation. While CMS Energy and Consumers cannot predict the outcome of these matters, which could affect them materially, they intend to continue to move forward with their clean and lean strategy.

Prosperity: The prosperity element of the triple bottom line represents CMS Energy's and Consumers' commitment to meeting their financial objectives and providing economic development opportunities and benefits in the communities in which they do business. CMS Energy's and Consumers' financial strength allows them to maintain solid investment-grade credit ratings and thereby reduce funding costs for the benefit of customers and investors, to attract and retain talent, and to reinvest in the communities they serve.

In 2024, CMS Energy's net income available to common stockholders was $993 million, and diluted EPS were $3.33. This compares with net income available to common stockholders of $877 million and diluted EPS of $3.01 in 2023. In 2024, electric and gas rate increases were offset partially by higher interest charges and increased depreciation and property taxes, reflecting higher capital spending. A more detailed discussion of the factors affecting CMS Energy's and Consumers' performance can be found in the Results of Operations section that follows this Executive Overview.

Over the next five years, Consumers expects weather-normalized electric deliveries to increase compared to 2024. This outlook reflects strong growth in electric demand, offset partially by the effects of energy waste reduction programs. Weather-normalized gas deliveries are expected to remain stable relative to 2024, reflecting modest growth in gas demand, offset by the effects of energy waste reduction programs.

Performance: Impacting the Triple Bottom Line

CMS Energy and Consumers remain committed to delivering safe, reliable, affordable, clean, and equitable energy in service of their customers and positively impacting the triple bottom line of people, planet, and prosperity. During 2024, CMS Energy and Consumers:

- created a Clean Energy Workforce Development Program for people employed in the building trades to receive training and certifications in the areas of advanced energy efficiency, lead abatement, and other work
- buried power lines in multiple Michigan communities under a targeted undergrounding pilot program in efforts to improve electric service for Consumers' electric customers
- began installation of nearly 3,000 line sensors, 100 automatic transfer reclosers, and 1,200 iron utility poles to improve electric reliability and help prevent power outages
- expanded Consumers' MI Clean Air program to include several renewable natural gas projects being developed and constructed across Michigan, increasing options for customers to offset emissions associated with their natural gas use
- collaborated with the Muskegon County Resource Recovery Center to develop a 250-MW solar energy center, Consumers' first large-scale, self-developed solar project, that is expected to power 40,000 homes by 2026
- updated Consumers' Transportation Electrification Plan, aiming to power over 1,500 new fast charging locations and serve one million electric vehicles in Michigan by 2030
- launched a new workplace electric vehicle charging program, offering rebates to businesses that install chargers, with a goal of equipping over 500 workplaces by 2030
- completed the final phase of the Mid-Michigan Pipeline project, replacing and upgrading 55 miles of natural gas transmission pipeline in five Michigan counties, ensuring safe and reliable gas flow to homes and businesses prior to the winter season

CMS Energy and Consumers will continue to utilize the CE Way to enable them to achieve world class performance and positively impact the triple bottom line. Consumers' investment plan and the regulatory environment in which it operates also drive its ability to impact the triple bottom line.

Investment Plan: Over the next five years, Consumers expects to make significant expenditures on infrastructure upgrades, replacements, and clean generation. While it has a large number of potential investment opportunities that would add customer value, Consumers has prioritized its spending based on the criteria of enhancing public safety, increasing reliability, maintaining affordability for its customers, and advancing its environmental stewardship. Consumers' investment program, which is subject to approval through general rate case and other MPSC proceedings, is expected to result in annual rate-base growth of more than eight percent. This rate-base growth, together with cost-control measures, should allow Consumers to maintain affordable customer prices.

Presented in the following illustration are Consumers' planned capital expenditures through 2029 of $20.0 billion:



Of this amount, Consumers plans to spend $14.8 billion over the next five years primarily to maintain and upgrade its electric distribution systems and gas infrastructure in order to enhance safety and reliability, improve customer satisfaction, reduce energy waste on those systems, and facilitate its clean energy transformation. Electric distribution and other projects comprise $8.5 billion primarily to strengthen circuits and substations, replace poles, and interconnect clean energy resources. The gas infrastructure projects comprise $6.3 billion to sustain deliverability, enhance pipeline integrity and safety, and reduce methane emissions. Consumers also expects to spend $5.2 billion on clean generation, which includes investments in wind, solar, and hydroelectric generation resources.

Regulation: Regulatory matters are a key aspect of Consumers' business, particularly rate cases and regulatory proceedings before the MPSC, which permit recovery of new investments while helping to ensure that customer rates are fair and affordable. Important regulatory events and developments not already discussed are summarized below.

2024 Electric Rate Case: In May 2024, Consumers filed an application with the MPSC seeking a rate increase of $325 million, made up of two components. First, Consumers requested a $303 million annual rate increase, based on a 10.25-percent authorized return on equity for the projected 12-month period ending February 28, 2026. The filing requested authority to recover costs related to new infrastructure investment primarily in distribution system reliability and cleaner energy resources. Second, Consumers requested approval of a $22 million surcharge for the recovery of distribution investments made in 2023 that exceeded the rates authorized in accordance with previous electric rate orders. In October 2024, Consumers revised its requested increase to $277 million, primarily to reflect the removal of projected capital investments associated with certain solar facilities that Consumers incorporated into its amended renewable energy plan. The MPSC must issue a final order in this case before or in March 2025.

2023 Electric Rate Case: In March 2024, the MPSC issued an order authorizing an annual rate increase of $92 million, which is inclusive of a $9 million surcharge for the recovery of select distribution investments made in 2022 that exceeded the rates authorized in accordance with the December 2021 electric rate order. The approved rate increase is based on a 9.9-percent authorized return on equity. The new rates became effective March 15, 2024.

2024 Gas Rate Case: In December 2024, Consumers filed an application with the MPSC seeking an annual rate increase of $248 million based on a 10.25-percent authorized return on equity for the projected 12-month period ending October 31, 2026. The MPSC must issue a final order in this case before or in October 2025.

2023 Gas Rate Case: In December 2023, Consumers filed an application with the MPSC seeking an annual rate increase of $136 million based on a 10.25-percent authorized return on equity for the projected test year comprising the 12-month period ending September 30, 2025. In May 2024, Consumers revised its requested increase to $113 million. In July 2024, the MPSC approved a settlement agreement authorizing an annual rate increase of $35 million, based on a 9.9-percent authorized return on equity. Additionally, the settlement approves the use of $27.5 million, or one-fourth, of the gain on the sale of Consumers' unregulated ASP business as an offset to the revenue deficiency in lieu of additional rate relief during the test year. This results in effective rate relief of $62.5 million for the test year. The settlement agreement also provides for the remaining three-fourths of the $110 million gain on the sale of the ASP business, or $82.5 million, to be provided to customers as a bill credit over a three-year period. The new rates, including the bill credit, became effective October 1, 2024.

Looking Forward

CMS Energy and Consumers will continue to consider the impact on the triple bottom line of people, planet, and prosperity in their daily operations as well as in their long-term strategic decisions. Consumers will continue to seek fair and timely regulatory treatment that will support its customer-driven investment plan, while pursuing cost-control measures that will allow it to maintain sustainable customer base rates. The CE Way is an important means of realizing CMS Energy's and Consumers' purpose of providing safe, reliable, affordable, clean, and equitable energy in service of their customers.

Results of Operations

CMS Energy Consolidated Results of Operations

		In Millions, Except Per Share Amounts	
Years Ended December 31	2024	2023	Change
Net Income Available to Common Stockholders	$ 993	$ 877	$ 116
Basic Earnings Per Average Common Share	$ 3.34	$ 3.01	$ 0.33
Diluted Earnings Per Average Common Share	$ 3.33	$ 3.01	$ 0.32

		In Millions	
Years Ended December 31	2024	2023	Change
Electric utility	$ 681	$ 550	$ 131
Gas utility	328	315	13
NorthStar Clean Energy	63	67	(4)
Corporate interest and other	(79)	(55)	(24)
Net Income Available to Common Stockholders	$ 993	$ 877	$ 116

For a summary of net income available to common stockholders for 2023 versus 2022, as well as detailed changes by reportable segment, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations, in the Form 10-K for the fiscal year ended December 31, 2023, filed February 8, 2024.

Amounts in the following tables are presented pre-tax, with the exception of income tax changes.

Presented in the following table is a summary of changes to net income available to common stockholders for 2024 versus 2023:

		In Millions
Year Ended December 31, 2023		$ 877
Reasons for the change		
Consumers electric utility and gas utility		
Electric sales	$ 45	
Gas sales	(35)	
Electric rate increase	235	
Gas rate increase, including gain amortization in lieu of rate relief[1]	84	
Absence of 2023 voluntary separation program expenses	33	
Lower service restoration costs	32	
Higher other income, net of expenses	4	
Higher interest charges	(70)	
Higher depreciation and amortization	(55)	
Higher other maintenance and operating expenses	(53)	
Higher income tax expense	(36)	
Higher property taxes, reflecting higher capital spending, and other	(33)	
Lower ASP revenue net of expense due to sale	(7)	
		$ 144
NorthStar Clean Energy		(4)
Corporate interest and other		(24)
Year Ended December 31, 2024		$ 993

[1]   See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 2, Regulatory Matters.

Consumers Electric Utility Results of Operations

Presented in the following table are the detailed changes to the electric utility's net income available to common stockholders for 2024 versus 2023:

		In Millions
Year Ended December 31, 2023		$ 550
Reasons for the change		
Electric deliveries[1] and rate increases		
Rate increase, including securitization surcharge and return on higher renewable capital spending	$ 235	
Higher revenue due primarily to favorable weather	45	
Higher energy waste reduction program revenues	10	
		$ 290
Maintenance and other operating expenses		
Lower service restoration costs	32	
Absence of 2023 voluntary separation program expenses	20	
Higher distribution, transmission, and generation expenses	(15)	
Higher energy waste reduction program costs	(10)	
Higher other maintenance and operating expenses	(18)	
		9
Depreciation and amortization		
Increased plant in service, reflecting higher capital spending		(68)
General taxes		
Higher property taxes, reflecting higher capital spending		(21)
Other income, net of expenses		(5)
Interest charges		(39)
Income taxes		
Higher electric utility pre-tax earnings	(41)	
Higher renewable energy tax credits[2]	11	
Higher other income taxes	(5)	
		(35)
Year Ended December 31, 2024		$ 681

[1] Deliveries to end-use customers were 36.8 billion kWh in 2024 and 36.3 billion kWh in 2023.

[2] See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 12, Income Taxes.

Consumers Gas Utility Results of Operations

Presented in the following table are the detailed changes to the gas utility's net income available to common stockholders for 2024 versus 2023:

		In Millions
Year Ended December 31, 2023		$ 315
Reasons for the change		
Gas deliveries[1] and rate increases		
Rate increase	$ 75	
Lower revenue due primarily to unfavorable weather	(35)	
Lower ASP business revenue[2]	(46)	
ASP gain customer bill credit[3]	(8)	
Lower energy waste reduction program revenues	(8)	
		$ (22)
Maintenance and other operating expenses		
Lower ASP business expense[2]	39	
Amortization of ASP gain[3]	17	
Absence of 2023 voluntary separation program expenses	13	
Lower energy waste reduction program costs	8	
Higher maintenance and other operating expenses	(20)	
		57
Depreciation and amortization		
Lower depreciation rates, offset partially by higher capital spending		13
General taxes		
Higher property taxes, reflecting higher capital spending and other		(12)
Other income, net of expenses		9
Interest charges		(31)
Income taxes		
Higher gas utility pre-tax earnings	(4)	
Lower other income taxes	3	
		(1)
Year Ended December 31, 2024		$ 328

[1]   Deliveries to end-use customers were 268 Bcf in 2024 and 282 Bcf in 2023.

[2]   See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 19, Exit Activities and Asset Sales.

[3]   See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 2, Regulatory Matters.

NorthStar Clean Energy Results of Operations

Presented in the following table are the detailed changes to NorthStar Clean Energy's net income available to common stockholders for 2024 versus 2023:

		In Millions
Year Ended December 31, 2023	$	67
Reason for the change		
Higher operating earnings, primarily at DIG	$	22
Higher renewable energy tax credits		9
Higher interest charges and other expenses		(11)
Lower earnings from renewable projects		(24)
Year Ended December 31, 2024	$	63

Corporate Interest and Other Results of Operations

Presented in the following table are the detailed changes to corporate interest and other results for 2024 versus 2023:

		In Millions
Year Ended December 31, 2023	$	(55)
Reasons for the change		
Lower gain on extinguishment of debt[1]	$	(21)
Other		(3)
Year Ended December 31, 2024	$	(79)

---

[1] See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 4, Financings and Capitalization.

Cash Position, Investing, and Financing

At December 31, 2024, CMS Energy had $178 million of consolidated cash and cash equivalents, which included $75 million of restricted cash and cash equivalents. At December 31, 2024, Consumers had $119 million of consolidated cash and cash equivalents, which included $75 million of restricted cash and cash equivalents.

For specific components of net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities for 2023 versus 2022, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Cash Position, Investing, and Financing, in the Form 10-K for the fiscal year ended December 31, 2023, filed February 8, 2024.

Operating Activities

Presented in the following table are specific components of net cash provided by operating activities for 2024 versus 2023:

	In Millions
CMS Energy, including Consumers	
Year Ended December 31, 2023	$ 2,309
Reasons for the change	
Higher net income	$ 139
Non-cash transactions[1]	76
Unfavorable impact of changes in core working capital,[2] due primarily to lower collections and lower prices on gas sold to customers	(266)
Favorable impact of changes in other assets and liabilities, due primarily to proceeds from the sale of renewable energy tax credits[3]	112
Year Ended December 31, 2024	$ 2,370
Consumers	
Year Ended December 31, 2023	$ 2,430
Reasons for the change	
Higher net income	$ 142
Non-cash transactions[1]	(2)
Unfavorable impact of changes in core working capital,[2] due primarily to lower collections and lower prices on gas sold to customers	(248)
Favorable impact of changes in other assets and liabilities, due primarily to proceeds from the sale of renewable energy tax credits[3]	124
Year Ended December 31, 2024	$ 2,446

[1] Non-cash transactions comprise depreciation and amortization, changes in deferred income taxes and investment tax credits, bad debt expense, and other non-cash operating activities and reconciling adjustments.

[2] Core working capital comprises accounts receivable, accrued revenue, inventories, accounts payable, and accrued rate refunds.

[3] See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 12, Income Taxes—Renewable Energy Tax Credits.

Investing Activities

Presented in the following table are specific components of net cash used in investing activities for 2024 versus 2023:

	In Millions
CMS Energy, including Consumers	
Year Ended December 31, 2023	$ (3,386)
Reasons for the change	
Higher capital expenditures	$ (611)
Absence of 2023 purchase of Covert Generating Station	812
Proceeds from sale of ASP business[1]	124
Other investing activities	7
Year Ended December 31, 2024	$ (3,054)
Consumers	
Year Ended December 31, 2023	$ (3,201)
Reasons for the change	
Higher capital expenditures	$ (594)
Absence of 2023 purchase of Covert Generating Station	812
Proceeds from sale of ASP business[1]	124
Other investing activities	(13)
Year Ended December 31, 2024	$ (2,872)

[1] See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 19, Exit Activities and Asset Sales.

Financing Activities

Presented in the following table are specific components of net cash provided by financing activities for 2024 versus 2023:

	In Millions
CMS Energy, including Consumers	
Year Ended December 31, 2023	$ 1,143
Reasons for the change	
Lower debt issuances	$ (1,589)
Lower debt retirements	1,180
Higher repayments of notes payable	(101)
Higher issuances of common stock, primarily a higher settlement of forward sale contracts under the equity offering program[1] in 2024	94
Higher payments of dividends on common stock	(47)
Absence of 2023 proceeds from sales of membership interests in VIEs to tax equity investors	(86)
Lower contributions from noncontrolling interest	(1)
Other financing activities, primarily lower debt issuance costs	21
Year Ended December 31, 2024	$ 614
Consumers	
Year Ended December 31, 2023	$ 767
Reasons for the change	
Lower debt issuances	$ (1,369)
Lower debt retirements	1,265
Higher repayments of notes payable	(101)
Absence of a repayment of borrowings from CMS Energy in 2023	75
Higher stockholder contribution from CMS Energy	260
Return of stockholder contribution to CMS Energy	(320)
Higher payments of dividends on common stock	(100)
Other financing activities	12
Year Ended December 31, 2024	$ 489

[1] See Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements —Note 4, Financings and Capitalization—Issuance of Common Stock.

Capital Resources and Liquidity

CMS Energy and Consumers expect to have sufficient liquidity to fund their present and future commitments. CMS Energy uses dividends and tax-sharing payments from its subsidiaries and external financing and capital transactions to invest in its utility and non-utility businesses, retire debt, pay dividends, and fund its other obligations. The ability of CMS Energy's subsidiaries, including Consumers, to pay dividends to CMS Energy depends upon each subsidiary's revenues, earnings, cash needs, and other factors. In addition, Consumers' ability to pay dividends is restricted by certain terms included in its articles of incorporation and potentially by FERC requirements and provisions under the Federal Power Act and the Natural Gas Act. For additional details on Consumers' dividend restrictions, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization—Dividend Restrictions. During the year ended December 31, 2024, Consumers paid $795 million in dividends on its common stock to CMS Energy.

Consumers uses cash flows generated from operations, external financing transactions, and the monetization of tax credits, along with stockholder contributions from CMS Energy, to fund capital expenditures, retire debt, pay dividends, and fund its other obligations. Consumers also uses these sources of funding to contribute to its employee benefit plans.

Under the Inflation Reduction Act of 2022, renewable energy tax credits produced after 2022 are eligible to be transferred to third parties. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 12, Income Taxes—Renewable Energy Tax Credits.

Financing and Capital Resources: CMS Energy and Consumers rely on the capital markets to fund their robust capital plan. Barring any sustained market dislocations or disruptions, CMS Energy and Consumers expect to continue to have ready access to the financial and capital markets and will continue to explore possibilities to take advantage of market opportunities as they arise with respect to future funding needs. If access to these markets were to diminish or otherwise become restricted, CMS Energy and Consumers would implement contingency plans to address debt maturities, which could include reduced capital spending.

In 2023, CMS Energy entered into an equity offering program under which it may sell shares of its common stock having an aggregate sales price of up to $1 billion in privately negotiated transactions, in "at the market" offerings, or through forward sales transactions. As of December 31, 2024, these contracts had an aggregate sales price of $28 million, maturing in November 2025.

CMS Energy, NorthStar Clean Energy, and Consumers use revolving credit facilities for general working capital purposes and to issue letters of credit. In May 2024, NorthStar Clean Energy entered into a secured revolving credit agreement which provides for up to $150 million in borrowings. At December 31, 2024, the full capacity under this secured revolving credit agreement was borrowed. At December 31, 2024, CMS Energy had $519 million of its revolving credit facility available and Consumers had $1.3 billion available under its revolving credit facilities.

An additional source of liquidity is Consumers' commercial paper program, which allows Consumers to issue, in one or more placements, up to $500 million in aggregate principal amount of commercial paper notes with maturities of up to 365 days at market interest rates. These issuances are supported by Consumers' revolving credit facilities. While the amount of outstanding commercial paper does not reduce the available capacity of the revolving credit facilities, Consumers does not intend to issue commercial paper in an amount exceeding the available capacity of the facilities. At December 31, 2024, there were $65 million of commercial paper notes outstanding under this program.

For additional details about these programs and facilities, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization.

Certain of CMS Energy's, NorthStar Clean Energy's, and Consumers' credit agreements contain covenants that require each entity to maintain certain financial ratios, as defined therein. At December 31, 2024, no default had occurred with respect to any of the financial covenants contained in these credit agreements. Each of the entities was in compliance with the covenants contained in their respective credit agreements as of December 31, 2024, as presented in the following table:

	Limit	Actual
CMS Energy, parent only		
Debt to capital[1]	≤ 0.70 to 1.0	0.58 to 1.0
NorthStar Clean Energy, including subsidiaries		
Debt to capital[2]	≤ 0.50 to 1.0	0.15 to 1.0
Debt service coverage[2]	≥ 2.00 to 1.0	5.55 to 1.0
Pledged equity interests to aggregate commitment[2,3]	≥ 2.00 to 1.0	2.64 to 1.0
Consumers		
Debt to capital[4]	≤ 0.65 to 1.0	0.50 to 1.0

[1] Applies to CMS Energy's revolving credit agreement, letter of credit reimbursement agreement, and term loans.

[2] Applies to NorthStar Clean Energy's revolving credit agreement.

[3] The aggregate book value of the pledged equity interests under the revolving credit agreement was at least two-times the aggregate commitment under the revolving credit agreement at December 31, 2024.

[4] Applies to Consumers' revolving credit agreements.

Material Cash Requirements: Based on the present investment plan, during 2025, CMS Energy, including Consumers, projects capital expenditures of $4.3 billion and Consumers projects capital expenditures of $3.7 billion. CMS Energy's 2025 contractual commitments comprise $2.4 billion of purchase obligations and $1.9 billion of principal and interest payments on long-term debt. Consumers' 2025 contractual commitments comprise $2.1 billion of purchase obligations and $1.0 billion of principal and interest payments on long-term debt.

Components of CMS Energy's and Consumers' cash management plan include controlling operating expenses and capital expenditures and evaluating market conditions for financing and refinancing opportunities. CMS Energy's and Consumers' present level of cash and expected cash flows from operating activities, together with access to sources of liquidity, are anticipated to be sufficient to fund contractual obligations and other material cash requirements for 2025 and beyond.

Capital Expenditures: Over the next five years, CMS Energy and Consumers expect to make substantial capital investments. The companies may revise their forecast of capital expenditures periodically due to a number of factors, including environmental regulations, MPSC approval or disapproval, business opportunities, market volatility, economic trends, and the ability to access capital. Presented in the following table are CMS Energy's and Consumers' estimated capital expenditures, including lease commitments, for 2025 through 2029:

	2025		2026		2027		2028		2029		*In Billions* Total
CMS Energy, including Consumers											
Consumers	$	3.7	$	4.1	$	4.4	$	3.9	$	3.9	$ 20.0
NorthStar Clean Energy, including subsidiaries		0.6		0.3		0.7		0.6		0.6	2.8
Total CMS Energy	$	4.3	$	4.4	$	5.1	$	4.5	$	4.5	$ 22.8
Consumers											
Electric utility operations	$	2.5	$	2.8	$	3.1	$	2.7	$	2.6	$ 13.7
Gas utility operations		1.2		1.3		1.3		1.2		1.3	6.3
Total Consumers	$	3.7	$	4.1	$	4.4	$	3.9	$	3.9	$ 20.0

Other Material Cash Requirements: Presented in the following table are CMS Energy's and Consumers' material cash obligations from known contractual and other legal obligations:

			In Billions	
	Payments Due			
December 31, 2024	Less Than One Year		Total	
CMS Energy, including Consumers				
Long-term debt	$	1.2	$	16.5
Interest payments on long-term debt		0.7		13.2
Purchase obligations		2.4		11.4
AROs		—		2.6
Total obligations	$	4.3	$	43.7
Consumers				
Long-term debt	$	0.5	$	12.2
Interest payments on long-term debt		0.5		8.2
Purchase obligations		2.1		10.4
AROs		—		2.5
Total obligations	$	3.1	$	33.3

Purchase obligations arise from long-term contracts for the purchase of commodities and related services, and construction and service agreements. The commodities and related services include long-term PPAs, natural gas and associated transportation, and coal and associated transportation. For more information on CMS Energy's and Consumers' purchase obligations, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Contractual Commitments.

CMS Energy, Consumers, and certain of their subsidiaries enter into various arrangements in the normal course of business to facilitate commercial transactions with third parties. These arrangements include indemnities, surety bonds, letters of credit, and financial and performance guarantees. For additional details on indemnity and guarantee arrangements, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Guarantees. For additional details on letters of credit and CMS Energy's forward sales contracts, see

Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 4, Financings and Capitalization.

Outlook

Several business trends and uncertainties may affect CMS Energy's and Consumers' financial condition and results of operations. These trends and uncertainties could have a material impact on CMS Energy's and Consumers' consolidated income, cash flows, or financial position. For additional details regarding these and other uncertainties, see Forward-looking Statements and Information; Item 1A. Risk Factors; and Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

Consumers Electric Utility Outlook and Uncertainties

Energy Transformation: Consumers' Clean Energy Plan details its long-term strategy for delivering safe, reliable, affordable, clean, and equitable energy to its customers. Coupled with Consumers' renewable energy plan, the Clean Energy Plan will be Consumers' blueprint to meeting the requirements of the 2023 Energy Law. Among other things, this law:

- raised the renewable energy standard from the present 15-percent requirement to 50 percent by 2030 and 60 percent by 2035
- set a clean energy standard of 80 percent by 2035 and 100 percent by 2040; low- or zero-carbon emitting resources, such as nuclear generation and natural gas generation coupled with carbon capture, are considered clean energy sources under this standard
- created a new energy storage standard that requires electric utilities to file plans by 2029 to obtain new energy storage that will contribute to a Michigan target of 2,500 MW based on their pro rata share

While Consumers' existing Clean Energy Plan, established under Michigan's integrated resource planning process, provides a path towards meeting these requirements, Consumers will file updates to the plan in 2026 to expand and solidify that path. Additionally, Consumers filed updates to its renewable energy plan in November 2024 to propose plans to meet the increased renewable energy standard. Together, these plans will enable Consumers to achieve 60 percent renewable energy by 2035 and 100 percent clean energy by 2040. Additionally, through its Clean Energy Plan, Consumers continues to make progress on expanding its customer programs, namely its demand response, energy efficiency, and conservation voltage reduction programs, as well as increasing its renewable energy generation.

Under its Clean Energy Plan, Consumers will eliminate the use of coal in owned generation in 2025. Specifically, Consumers retired the D.E. Karn coal-fueled generating units, totaling 515 MW of nameplate capacity, in June 2023 and plans to retire the J.H. Campbell coal-fueled generating units, totaling 1,407 MW of nameplate capacity, in 2025. The MPSC authorized Consumers to issue securitization bonds to finance the recovery of and return on the D.E. Karn coal-fueled generating units; Consumers issued these bonds in December 2023. Additionally, the MPSC has authorized regulatory asset treatment for Consumers to recover the remaining book value of the J.H. Campbell coal-fueled generating units, as well as a 9.0-percent return on equity, commencing in 2025.

In order to continue providing controllable sources of electricity to customers while expanding its investment in renewable energy, Consumers purchased the Covert Generating Station, a natural gas-fueled generating facility with 1,200 MW of nameplate capacity, in May 2023. Consumers has also contracted to purchase 400 MW of capacity from battery storage facilities, which will be located in

Michigan's Lower Peninsula and are expected to be operational by 2027. In its current form, the Clean Energy Plan forecasts additional capacity of 75 MW of battery storage by 2027 and 475 MW by 2040.

Under its Clean Energy Plan, Consumers bids new capacity and energy competitively and expects to own and operate all new wind capacity and approximately 50 percent of new solar capacity, with the remainder being built and owned by third parties. Additionally, Consumers earns a return equal to its pre-tax weighted-average cost of capital on permanent capital structure on payments made under new clean, renewable, or energy storage PPAs with non-affiliated entities.

Under Consumers' existing renewable energy plan, most recently amended and approved by the MPSC in August 2024, 15 percent of the electricity supplied to customers comes from renewable energy sources. In accordance with this plan, Consumers has acquired three wind generation projects, totaling 517 MW of nameplate capacity, since 2020; the last of these projects became operational in December 2023. The MPSC authorized Consumers to earn a 10.7-percent return on equity on these projects. The MPSC also approved the execution of a 20-year PPA under which Consumers will purchase 100 MW of renewable capacity, energy, and RECs from a solar generating facility that began operations in October 2024.

In November 2024, Consumers filed updates to its renewable energy plan, proposing an addition of up to 9,000 MW of both purchased and owned solar energy resources. Of this amount, 1,060 MW of projects would support Consumers' voluntary green program that provides full-service electric customers with the opportunity to advance the development of renewable energy beyond the present 15-percent requirement. Under this program, Consumers competitively solicits additional renewable energy assets based on customer applications.

In the updates to its renewable energy plan, Consumers also proposed the addition of up to 2,800 MW of new, competitively bid wind capacity in Michigan and the co-location of battery energy storage with its renewable energy assets to optimize those assets.

Presented in the following illustration is the aggregate renewable capacity that Consumers expects to add to its portfolio through PPAs and owned generation proposed in its existing Clean Energy Plan and the updates to its renewable energy plan:



Consumers continues to evaluate the acquisition of additional capacity from intermittent resources and dispatchable, non-intermittent clean capacity resources (including battery storage resources). Any resulting contracts are subject to MPSC approval.

Electric Customer Deliveries and Revenue: Consumers' electric customer deliveries are seasonal and largely dependent on Michigan's economy. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment. In addition, Consumers' electric rates, which follow a seasonal rate design, are higher in the summer months than in the remaining months of the year. Each year in June, electric residential customers transition to a summer peak time-of-use rate that allows them to take advantage of lower-cost energy during off-peak times during the summer months. Thus, customers can reduce their electric bills by shifting their consumption from on-peak to off-peak times.

Over the next five years, Consumers expects weather-normalized electric deliveries to increase compared to 2024. This outlook reflects strong growth in electric demand, offset partially by the effects of energy waste reduction programs. Actual delivery levels will depend on:

- energy conservation measures and results of energy waste reduction programs
- weather fluctuations
- Michigan's economic conditions, including utilization, expansion, or contraction of large commercial and industrial facilities, economic development, population trends, electric vehicle adoption, and housing activity

Electric ROA: Michigan law allows electric customers in Consumers' service territory to buy electric generation service from alternative electric suppliers in an aggregate amount capped at ten percent of

Consumers' sales, with certain exceptions. At December 31, 2024, electric deliveries under the ROA program were at the ten-percent limit. Fewer than 300 of Consumers' electric customers purchased electric generation service under the ROA program.

In 2016, Michigan law established a path to ensure that forward capacity is secured for all electric customers in Michigan, including customers served by alternative electric suppliers under ROA. The law also authorized the MPSC to ensure that alternative electric suppliers have procured enough capacity to cover their anticipated capacity requirements for the four-year forward period. In 2017, the MPSC issued an order establishing a state reliability mechanism for Consumers. Under this mechanism, if an alternative electric supplier does not demonstrate that it has procured its capacity requirements for the four-year forward period, its customers will pay a set charge to the utility for capacity that is not provided by the alternative electric supplier.

During 2017, the MPSC issued orders finding that it has statutory authority to determine and implement a local clearing requirement, which requires all electric suppliers to demonstrate that a portion of the capacity used to serve customers is located in the MISO footprint in Michigan's Lower Peninsula. In 2020, the Michigan Supreme Court affirmed the MPSC's statutory authority to implement a local clearing requirement on individual electric providers.

In 2020, ABATE and another intervenor filed a complaint against the MPSC in the U.S. District Court for the Eastern District of Michigan challenging the constitutionality of a local clearing requirement. The complaint requests the federal court to issue a permanent injunction prohibiting the MPSC from implementing a local clearing requirement on individual electric providers. In February 2023, the U.S. District Court for the Eastern District of Michigan dismissed the complaint. In March 2023, ABATE and the other intervenor filed a claim of appeal of the Eastern District Court's decision with the U.S. Court of Appeals for the Sixth Circuit.

In January 2025, the Sixth Circuit Court of Appeals issued an opinion finding that the MPSC's imposition of a local clearing requirement on individual electric suppliers would discriminate against interstate commerce. The Court of Appeals remanded to the District Court for a determination of whether the local clearing requirement discriminated against interstate commerce and whether the MPSC's regulation survives a strict scrutiny standard, which depends on a determination of whether the local clearing requirement is the only means of achieving the state's goal of securing reliable energy supply. In January 2025, Consumers filed a petition for rehearing and en banc review with the Sixth Circuit Court of Appeals, requesting the Court to reconsider and reverse the panel's opinion.

Hydroelectric Facilities: In February 2024, Consumers issued a request for proposals to explore the possibility of selling its 13 river hydroelectric dams located throughout Michigan. Consumers has solicited community feedback on the dams' futures, as federal operating licenses for the dams begin to expire in 2034. Consumers continues to evaluate each dam's future, options for which include, but are not limited to, renewing operating licenses, transferring ownership, or removing the facilities.

Electric Rate Matters: Rate matters are critical to Consumers' electric utility business. For additional details on rate matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

MPSC Distribution System Audit: In 2022, the MPSC ordered the state's two largest electric utilities, including Consumers, to report on their compliance with regulations and past MPSC orders governing the utilities' response to outages and downed lines. Consumers responded to the MPSC's order as directed.

Additionally, as directed by the MPSC, the MPSC Staff engaged a third-party auditor to review all equipment and operations of the two utilities' distribution systems. In September 2024, the MPSC Staff released the third-party auditor's final report on its audit of Consumers' distribution system. The report included several recommendations to improve Consumers' distribution system and associated processes and procedures. Consumers filed a response to the audit report in November 2024. Consumers is committed to working with the MPSC to continue improving electric reliability and safety in Michigan.

2024 Electric Rate Case: In May 2024, Consumers filed an application with the MPSC seeking a rate increase of $325 million, made up of two components. First, Consumers requested a $303 million annual rate increase, based on a 10.25-percent authorized return on equity for the projected 12-month period ending February 28, 2026. The filing requested authority to recover costs related to new infrastructure investment primarily in distribution system reliability and cleaner energy resources. Second, Consumers requested approval of a $22 million surcharge for the recovery of distribution investments made in 2023 that exceeded the rates authorized in accordance with previous electric rate orders.

In October 2024, Consumers revised its requested increase to $277 million, primarily to reflect the removal of projected capital investments associated with certain solar facilities that Consumers incorporated into its amended renewable energy plan. Presented in the following table are the components of the revised requested increase in revenue:

		In Millions
Projected 12-Month Period Ending February 28		2026
Components of the requested rate increase		
Investment in rate base	$	144
Operating and maintenance costs		10
Sales and other revenue		41
Cost of capital		60
Subtotal	$	255
Surcharge		22
Total	$	277

The MPSC must issue a final order in this case before or in March 2025.

PSCR Plan: Consumers submitted its 2025 PSCR plan to the MPSC in September 2024 and, in accordance with its proposed plan, self-implemented the 2025 PSCR charge beginning in January 2025.

Retention Incentive Program: Under its Clean Energy Plan, Consumers will retire the J.H. Campbell coal-fueled generating units in 2025. In order to ensure necessary staffing at J.H. Campbell through retirement, Consumers has implemented a retention incentive program. The aggregate cost of the J.H. Campbell program through 2025 is estimated to be less than $50 million; Consumers expects to recognize $5 million of retention benefit costs in 2025. The MPSC has approved deferred accounting treatment for these costs; these expenses are deferred as a regulatory asset. For additional details on this program, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 19, Exit Activities and Asset Sales.

Electric Environmental Outlook: Consumers' electric operations are subject to various federal, state, and local environmental laws and regulations. Consumers estimates that it will incur capital expenditures of $240 million from 2025 through 2029 to continue to comply with RCRA, the Clean Air Act, and numerous other environmental regulations. Consumers expects to recover these costs in customer rates, but cannot guarantee this result. Multiple environmental laws and regulations are subject to litigation.

Consumers' primary environmental compliance focus includes, but is not limited to, the following matters.

Air Quality: Multiple air quality regulations apply, or may apply, to Consumers' electric utility.

MATS, emission standards for electric generating units published by the EPA based on Section 112 of the Clean Air Act, continue to apply to Consumers. The company has complied, and continues to comply, with the MATS regulation and does not expect MATS to materially impact its environmental strategy.

CSAPR requires Michigan and many other states to improve air quality by reducing power plant emissions that, according to EPA modeling, contribute to ground-level ozone in other downwind states. Since its 2015 effective date, CSAPR has been revised several times. In June 2023, the EPA published the Good Neighbor Plan, a revision to CSAPR. This regulation tightens allowance budgets for electric generating units in Michigan between 2023 and 2029 and changes the mechanism for allocating such allowances on a year-over-year basis beginning in 2026. In June 2024, the U.S. Supreme Court stayed the Good Neighbor Plan pending judicial review and, as a result, the allowance requirements for Michigan revert back to the prior effective CSAPR ozone season rule. Regardless of the outcome of this litigation and which version of the rule applies, Consumers expects this regulation will have minimal financial and operational impact in the near and/or long term.

In 2015, the EPA lowered the NAAQS for ozone and made it more difficult to construct or modify power plants and other emission sources in areas of the country that do not meet the ozone standard. As of May 2023, three counties in western Michigan have been designated as not meeting the ozone standard. Based on recent data, the EPA reclassified these counties from "moderate" to "serious" nonattainment. None of Consumers' fossil-fuel-fired generating units are located in these areas.

In March 2024, the EPA published a lower fine particulate matter NAAQS, which will likely result in newly designated nonattainment areas in Michigan starting in 2026. Consumers does not expect this rule to have significant impacts on its fossil-fuel-fired generating assets or its clean energy strategy. Consumers will continue to monitor NAAQS rulemakings and litigation to evaluate potential impacts to its generating assets.

In December 2024, the EPA published a proposal to amend new source performance standards for new, modified, and reconstructed stationary combustion turbines to lower emission limits for NOx. This may impact future gas-fueled, simple-cycle turbine projects. Consumers will work with industry stakeholder groups to comment on the proposed rule and will monitor the rulemaking.

Consumers continues to evaluate these rules in conjunction with other EPA and EGLE rulemakings, litigation, executive orders, treaties, and congressional actions. This evaluation could result in:

- a change in Consumers' fuel mix
- changes in the types of generating units Consumers may purchase or build in the future
- changes in how certain units are operated, including the installation of additional emission control equipment
- the retirement, mothballing, or repowering with an alternative fuel of some of Consumers' generating units
- changes in Consumers' environmental compliance costs
- the purchase or sale of allowances

Greenhouse Gases: There have been numerous legislative and regulatory initiatives at the state, regional, national, and international levels that involve the potential regulation and reporting of greenhouse gases. Consumers continues to monitor and comment on these initiatives, as appropriate.

In April 2024, the EPA finalized its rule under Section 111 of the Clean Air Act to address greenhouse gas emissions from new combustion turbine electric generating units and existing coal-, gas-, and oil-fueled steam electric generating units. Notably, these rules do not address existing combustion turbine electric generating units, though the EPA has announced that it will release a draft rule for these types of units at a later time. Under its Clean Energy Plan, Consumers will eliminate the use of coal in owned generation in 2025 and does not expect this rule will have a significant impact on its gas- and oil-fueled steam electric generating assets or its Clean Energy Plan. Future EPA regulations addressing greenhouse gas emissions from existing combustion turbine electric generating units may apply to Consumers' gas-fueled combustion turbine facilities and may have a material financial and operational impact. Consumers will continue to follow the EPA rules that address greenhouse gas emissions and will continue to evaluate potential impacts to its operations.

In 2020, Michigan's Governor signed an executive order creating the Michigan Healthy Climate Plan, which outlines goals for Michigan to achieve economy-wide net-zero greenhouse gas emissions and to be carbon neutral by 2050. The executive order aims for a 28-percent reduction below 2005 levels of greenhouse gas emissions by 2025. Consumers has already surpassed the 28-percent reduction milestone for its owned electric generation. The 2023 Energy Law codifies much of the Governor's goals. For additional details on the 2023 Energy Law, see the Planet section of the Executive Overview.

Increased frequency or intensity of severe or extreme weather events, including those due to climate change, could materially impact Consumers' facilities, energy sales, and results of operations. Consumers is unable to predict these events; however, Consumers evaluates the potential physical impacts of climate change on its operations, including increased frequency or intensity of storm activity; increased precipitation; increased temperature; and changes in lake and river levels. Consumers released a report addressing the physical risks of climate change on its infrastructure in 2022. Consumers is taking steps to mitigate these risks as appropriate.

While Consumers cannot predict the outcome of changes in U.S. policy or of other legislative, executive, or regulatory initiatives involving the potential regulation or reporting of greenhouse gases, it intends to move forward with its Clean Energy Plan, its present net-zero goals, and its emphasis on reliable and resilient electric supply. Litigation, international treaties, executive orders, federal laws and regulations (including regulations by the EPA), and state laws and regulations, if enacted or ratified, could ultimately impact Consumers. Consumers may be required to:

- replace equipment
- install additional emission control equipment
- purchase emission allowances or credits (including potential greenhouse gas offset credits)
- curtail operations
- arrange for alternative sources of supply
- purchase or build facilities that generate fewer emissions
- mothball, sell, or retire facilities that generate certain emissions
- pursue energy efficiency or demand response measures more swiftly
- take other steps to manage, sequester, or lower the emission of greenhouse gases

Although associated capital or operating costs relating to greenhouse gas regulation or legislation could be material and cost recovery cannot be assured, Consumers expects to recover these costs in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

CCRs: In 2015, the EPA published a rule regulating CCRs under RCRA. This rule adopts minimum standards for the disposal of non-hazardous CCRs in CCR landfills and surface impoundments and criteria for the beneficial use of CCRs. The rule also sets out conditions under which some CCR units would be forced to cease receiving CCRs and related process water and to initiate closure. Due to continued litigation, many aspects of the rule have been remanded to the EPA, resulting in more proposed and final rules.

In May 2024, the EPA finalized a rule regulating legacy CCR surface impoundments and CCR management units in response to litigation that exempted inactive impoundments at inactive facilities from the 2015 CCR rule. The new rule adopts minimum standards for impoundments at electric generating facilities that became inactive before the 2015 CCR rule's effective date. During 2024, owners and operators were required to assess if an inactive facility contains a legacy surface impoundment and then, for identified locations, proceed with the compliance schedule. Additionally, the EPA established groundwater monitoring, corrective action, closure, and post-closure care requirements for CCR surface impoundments and landfills closed prior to the effective date of the 2015 CCR rule, but that do not meet the closure technical and performance standards of the May 2024 rule. These include inactive CCR landfills that were previously exempted from regulation but that are now considered CCR management units. Owners are required to conduct an evaluation at active facilities and any inactive facilities with at least one legacy impoundment to identify CCR management units and determine an appropriate course of action (closure, groundwater treatment, etc.) for each identified unit according to established compliance milestone schedules.

Separately, Congress passed legislation in 2016 allowing participating states to develop permitting programs for CCRs under RCRA Subtitle D. The EPA was granted authority to review these permitting programs to determine if permits issued under the proposed program would be as protective as the federal rule. Once approved, permits issued from an authorized state would serve as the basis for compliance, replacing the requirement to self-certify each aspect of the 2015 CCR rule.

Consumers, with agreement from EGLE, completed the work necessary to initiate closure by excavating CCRs or placing a final cover over each of its relevant CCR units prior to the closure initiation deadline set forth in the 2015 CCR rule. Consumers has historically been authorized to recover in electric rates costs related to coal ash disposal sites that supported power generation. Consumers has completed an assessment of inactive facilities as required by the 2024 CCR rule, and did not identify any legacy impoundments. Consumers is continuing with evaluations related to CCR management units and 2024 CCR rule impacts on the state permit program. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 9, Asset Retirement Obligations.

Water: Multiple water-related regulations apply, or may apply, to Consumers.

The EPA regulates cooling water intake systems of existing electric generating plants under Section 316(b) of the Clean Water Act. The rules seek to reduce alleged harmful impacts on aquatic organisms, such as fish. In 2018, Consumers submitted to EGLE studies and recommended plans to comply with Section 316(b) for its coal-fueled units but has not yet received final approval.

The EPA also regulates the discharge of wastewater through its effluent limitation guidelines for steam electric generating plants. In 2020, the EPA revised previous guidelines related to the discharge of certain wastewater, but allowed for extension of the compliance deadline from the end of 2023 to the end of 2025, upon approval by EGLE through the NPDES permitting process. Consumers received such an extension for its J.H. Campbell coal-fueled generating units, which it plans to retire in 2025. In April 2024, the EPA released a final rule updating its effluent limitation guidelines for existing coal-fueled units. This rule regulates additional wastewater streams previously not regulated, including combustion residual leachate and legacy wastewater. Consumers has submitted timely NPDES permit applications and will be working with EGLE to incorporate applicable provisions during the permit renewal process.

Many of Consumers' facilities maintain NPDES permits, which are vital to the facilities' operations. Consumers applies for renewal of these permits every five years. Failure of EGLE to renew any NPDES permit, a successful appeal against a permit, a change in the interpretation or scope of NPDES permitting, or onerous terms contained in a permit could have a significant detrimental effect on the operations of a facility.

Protected Wildlife: Multiple regulations apply, or may apply, to Consumers relating to protected species and habitats.

Statutes like the federal Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act of 1940 may impact operations at Consumers' facilities. In 2021, the U.S. Fish and Wildlife Service announced its intent to regulate incidental take under the Migratory Bird Treaty Act but has not yet published a proposed rule. In February 2024, the U.S. Fish and Wildlife Service published a final rule, effective April 2024, providing for bald eagle general permits for qualifying wind farms and electric distribution systems. While any resulting permitting and monitoring fees and/or restrictions on operations could impact Consumers' existing and future operations, Consumers does not expect any material changes to its environmental strategy or Clean Energy Plan as a result of this rule.

Additionally, Consumers regularly monitors proposed changes to the listing status of several species within its operational area. A change in species listed under the Endangered Species Act, or under Michigan's equivalent law, may impact Consumers' costs to mitigate its impact on protected species and habitats at certain existing facilities as well as siting choices for new facilities.

Other Matters: Other electric environmental matters could have a material impact on Consumers' outlook. For additional details on other electric environmental matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Consumers Electric Utility Contingencies—Electric Environmental Matters.

Consumers Gas Utility Outlook and Uncertainties

Gas Deliveries: Consumers' gas customer deliveries are seasonal. The peak demand for natural gas occurs in the winter due to colder temperatures and the resulting use of natural gas as heating fuel.

Over the next five years, Consumers expects weather-normalized gas deliveries to remain stable relative to 2024. This outlook reflects modest growth in gas demand, offset by the effects of energy waste reduction programs. Actual delivery levels will depend on:

- weather fluctuations
- use by power producers
- availability and development of renewable energy sources
- gas price changes
- Michigan's economic conditions, including population trends and housing activity
- the price or demand of competing energy sources or fuels
- energy efficiency and conservation impacts

Gas Rate Matters: Rate matters are critical to Consumers' gas utility business. For additional details on rate matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

2024 Gas Rate Case: In December 2024, Consumers filed an application with the MPSC seeking an annual rate increase of $248 million based on a 10.25-percent authorized return on equity for the projected 12-month period ending October 31, 2026.

Presented in the following table are the components of the requested increase in revenue:

		In Millions
Projected 12-Month Period Ending October 31		2026
Components of the requested rate increase		
Investment in rate base	$	135
Operating and maintenance costs		42
Cost of capital		44
ASP gain previously used to offset revenue requirement		27
Total	$	248

The MPSC must issue a final order in this case before or in October 2025.

GCR Plan: Consumers submitted its 2025-2026 GCR plan to the MPSC in December 2024 and, in accordance with its proposed plan, expects to self-implement the 2025-2026 GCR charge beginning in April 2025.

Gas Pipeline and Storage Integrity and Safety: The U.S. Department of Transportation's Pipeline and Hazardous Materials Safety Administration has published various rules that expand federal safety standards for gas transmission pipelines and underground storage facilities. Initial expanded requirements for transmission pipelines took effect in 2020, with additional requirements released in 2023. There are also proposed rules expanding requirements for gas distribution systems and leak detection and repair. To comply with these rules, Consumers will incur increased capital and operating and maintenance costs to install and remediate pipelines and to expand inspections, maintenance, and monitoring of its existing pipelines and storage facilities.

Although associated capital or operating and maintenance costs relating to these regulations could be material and cost recovery cannot be assured, Consumers expects to recover such costs in rates consistent with the recovery of other reasonable costs of complying with laws and regulations.

Gas Environmental Outlook: Consumers expects to incur response activity costs at a number of sites, including 23 former MGP sites. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Consumers Gas Utility Contingencies.

Consumers' gas operations are subject to various federal, state, and local environmental laws and regulations. Multiple environmental laws and regulations are subject to litigation. Consumers' primary environmental compliance focus includes, but is not limited to, the following matters.

Air Quality: Multiple air quality regulations apply, or may apply, to Consumers' gas utility.

In 2015, the EPA lowered the NAAQS for ozone and made it more difficult to construct or modify natural gas compressor stations and other emission sources in areas of the country that do not meet the ozone standard. As of May 2023, three counties in western Michigan have been designated as not meeting the ozone standard. Based on recent data, the EPA reclassified these counties from "moderate" to "serious" nonattainment, which has more stringent requirements. One of Consumers' compressor stations is in an ozone nonattainment area. Consequently, Consumers has initiated plans to retrofit equipment at this compressor station to lower NOx emissions. Consumers will continue to monitor NAAQS rulemakings and evaluate potential impacts to its compressor stations and other applicable natural gas storage and delivery assets.

Greenhouse Gases: There is increasing interest at the federal, state, and local levels in potential regulation of greenhouse gases or their sources. In January 2024, the EPA proposed a new fee for emitting certain waste from petroleum and natural gas systems, as directed under the Inflation Reduction Act of 2022. The proposed fees could apply to methane emissions from transmission pipeline, compression, or underground storage that exceed annual thresholds; however, initial analysis indicates Consumers would not be subject to fees under its routine operations. This regulation or others, if adopted, may involve requirements to reduce methane emissions from Consumers' gas utility operations and carbon dioxide emissions from customer use of natural gas. Consumers will continue to monitor this proposed rule for potential impacts.

In 2020, Michigan's Governor signed an executive order creating the Michigan Healthy Climate Plan, which outlines goals for Michigan to achieve economy-wide net-zero greenhouse gas emissions and to be carbon neutral by 2050. The executive order aims for a 28-percent reduction below 2005 levels of greenhouse gas emissions by 2025. For additional details on the executive order, see Outlook— Consumers Electric Utility Outlook and Uncertainties.

Consumers is making voluntary efforts to reduce its gas utility's methane emissions. Under its Methane Reduction Plan, Consumers has set a goal of net-zero methane emissions from its natural gas delivery system by 2030. Consumers plans to reduce methane emissions from its system by about 80 percent, from 2012 baseline levels, by accelerating the replacement of aging pipe, rehabilitating or retiring outdated infrastructure, and adopting new technologies and practices. The remaining emissions will likely be offset by purchasing and/or producing renewable natural gas. To date, Consumers has reduced methane emissions by nearly 30 percent.

In 2022, Consumers also announced a net-zero greenhouse gas emissions target for its entire natural gas system by 2050. This includes suppliers and customers, and has an interim goal of reducing customer emissions by 25 percent by 2035. Consumers' Natural Gas Delivery Plan, a rolling ten-year investment plan to deliver safe, reliable, clean, and affordable natural gas to customers, outlines ways in which Consumers can make early progress toward these goals in a cost-effective manner, including energy waste reduction, carbon offsets, and renewable natural gas supply.

Consumers has already initiated work in these key areas by continuing to expand its energy waste reduction targets and by offering gas customers the ability to offset their carbon footprint associated with natural gas use by purchasing renewable natural gas and/or carbon credits associated with Michigan forest preservation. Consumers has two renewable natural gas facilities under construction scheduled for commercial operation in late 2025, and is planning to develop two additional facilities to achieve commercial operation in 2026. Consumers is evaluating and monitoring newer technologies to determine their role in achieving Consumers' interim and long-term net-zero goals, including biofuels, synthetic methane, carbon capture sequestration systems, and other innovative technologies.

NorthStar Clean Energy Outlook and Uncertainties

CMS Energy's primary focus with respect to its NorthStar Clean Energy businesses is to maximize the value of generating assets, its share of which represents 1,658 MW of capacity, and to pursue opportunities for the development of renewable generation projects.

In December 2024, NorthStar Clean Energy entered into an agreement to sell, for approximately $40 million, a noncontrolling interest in the holding company of a 100-MW wind project located in Paulding County, Ohio. Additionally, in January 2025, NorthStar Clean Energy signed an agreement to sell, for approximately $10 million, a noncontrolling interest in the holding company of a 24-MW solar project located in Delta Township, Michigan and all interest in the holding company of a 3-MW solar project located in Phillips, Wisconsin. These sales are expected to close in the first half of 2025.

NorthStar Clean Energy's operations may be subject to various federal, state, and local environmental laws and regulations. Multiple environmental laws and regulations are subject to litigation. NorthStar Clean Energy's primary environmental compliance focus includes, but is not limited to, the following matters.

CSAPR requires Michigan and many other states to improve air quality by reducing power plant emissions that, according to EPA modeling, contribute to ground-level ozone in other downwind states. Since its 2015 effective date, CSAPR has been revised several times. In June 2023, the EPA published the Good Neighbor Plan, a revision to CSAPR. This regulation tightens allowance budgets for electric generating units in Michigan between 2023 and 2029 and changes the mechanism for allocating such allowances on a year-over-year basis beginning in 2026. In June 2024, the U.S. Supreme Court stayed the Good Neighbor Plan pending judicial review and, as a result, the allowance requirements for Michigan revert back to the prior effective CSAPR ozone season rule. Under the June 2023 revision, NorthStar Clean Energy could incur increased costs to purchase allowances or retrofit equipment.

In December 2024, the EPA published a proposal to amend new source performance standards for new, modified, and reconstructed stationary combustion turbines to lower emission limits for NOx. This may impact future gas-fueled, simple-cycle turbine projects. NorthStar will monitor this rulemaking.

For additional details regarding the ozone or fine particulate matter NAAQS or CSAPR, including the Good Neighbor Plan, see Consumers Electric Utility Outlook and Uncertainties—Electric Environmental Outlook.

In April 2024, the EPA finalized its rule under Section 111 of the Clean Air Act to address greenhouse gas emissions from new combustion turbine electric generating units and existing coal-, gas-, and oil-fueled steam electric generating units. Notably, these rules do not address existing combustion turbine electric generating units, though the EPA has announced that it will release a draft rule for these types of units at a later time. Due to the anticipated replacement of coal as a fuel at its one remaining coal-fueled steam electric generating facility, these regulations will not apply to NorthStar Clean Energy's facilities. Future EPA regulations addressing greenhouse gas emissions from existing combustion turbine electric generating units may apply to NorthStar Clean Energy's gas-fueled combustion turbine facilities and may have a material financial and operational impact. NorthStar Clean Energy will continue to follow the EPA rules that address greenhouse gas emissions and will continue to evaluate potential impacts to its operations.

Many of NorthStar Clean Energy's facilities maintain NPDES permits, which are vital to the facilities' operations. NorthStar Clean Energy applies for renewal of these permits every five years. Failure of EGLE to renew any NPDES permit, a successful appeal against a permit, a change in the interpretation or scope of NPDES permitting, or onerous terms contained in a permit could have a significant detrimental effect on the operations of a facility.

Trends, uncertainties, and other matters related to NorthStar Clean Energy that could have a material impact on CMS Energy's consolidated income, cash flows, or financial position include:

- investment in and financial benefits received from renewable energy and energy storage projects, including changes to renewable energy tax credits
- changes in energy and capacity prices
- severe weather events and climate change associated with increasing levels of greenhouse gases
- changes in commodity prices on certain derivative contracts that do not qualify for hedge accounting and must be marked to market through earnings
- changes in various environmental laws, regulations, principles, or practices, or in their interpretation
- indemnity obligations assumed in connection with ownership interests in facilities that involve tax equity financing
- representations, warranties, and indemnities provided by CMS Energy in connection with sales of assets
- delays or difficulties in obtaining environmental permits for facilities located in areas associated with environmental justice concerns

For additional details regarding NorthStar Clean Energy's uncertainties, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments—Guarantees.

Other Outlook and Uncertainties

Litigation: CMS Energy, Consumers, and certain of their subsidiaries are named as parties in various litigation matters, as well as in administrative proceedings before various courts and governmental agencies, arising in the ordinary course of business. For additional details regarding certain legal matters, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters and Note 3, Contingencies and Commitments.

Critical Accounting Estimates

The following information is important to understand CMS Energy's and Consumers' results of operations and financial condition. For additional accounting policies, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 1, Significant Accounting Policies.

In the preparation of CMS Energy's and Consumers' consolidated financial statements, estimates and assumptions are used that may affect reported amounts and disclosures. CMS Energy and Consumers use accounting estimates for asset valuations, unbilled revenue, depreciation, amortization, financial and derivative instruments, employee benefits, stock-based compensation, the effects of regulation, indemnities, contingencies, and AROs. Actual results may differ from estimated results due to changes in the regulatory environment, regulatory decisions, lawsuits, competition, and other factors. CMS Energy and Consumers consider all relevant factors in making these assessments.

Accounting for the Effects of Industry Regulation: Because Consumers has regulated operations, it uses regulatory accounting to recognize the effects of the regulators' decisions on its financial statements. Consumers continually assesses whether future recovery of its regulatory assets is probable by considering communications and experience with its regulators and changes in the regulatory environment. If Consumers determined that recovery of a regulatory asset were not probable, Consumers would be required to write off the asset and immediately recognize the expense in earnings. For additional information, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

Contingencies: CMS Energy and Consumers make judgments regarding the future outcome of various matters that give rise to contingent liabilities. For such matters, they record liabilities when they are considered probable and reasonably estimable, based on all available information. In particular, CMS Energy and Consumers are participating in various environmental remediation projects for which they have recorded liabilities. The recorded amounts represent estimates that may take into account such considerations as the number of sites, the anticipated scope, cost, and timing of remediation work, the available technology, applicable regulations, and the requirements of governmental authorities. For remediation projects in which the timing of estimated expenditures is considered reliably determinable, CMS Energy and Consumers record the liability at its net present value, using a discount rate equal to the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability. The amount recorded for any contingency may differ from actual costs incurred when the contingency is resolved. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 3, Contingencies and Commitments.

Derivative Instruments: CMS Energy and Consumers account for certain contracts as derivative instruments. If a contract is a derivative and does not qualify for the normal purchases and sales exception, it is recorded on the consolidated balance sheets at its fair value. For the FTRs at Consumers, changes in fair value are deferred as regulatory assets or liabilities.

The criteria used to determine if an instrument qualifies for derivative accounting or for an exception from derivative accounting are complex and often require judgment in application. Changes in business strategies or market conditions, as well as a requirement to apply different interpretations of the derivative accounting literature, could result in changes in accounting for a single contract or groups of contracts, which could have a material impact on CMS Energy's and Consumers' financial statements. For additional details on CMS Energy's and Consumers' derivatives and how the fair values of derivatives are determined, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 5, Fair Value Measurements.

Income Taxes: The amount of income taxes paid by CMS Energy is subject to ongoing audits by federal, state, and foreign tax authorities, which can result in proposed assessments. An estimate of the potential outcome of any uncertain tax issue is highly judgmental. CMS Energy believes adequate reserves have been provided for these exposures; however, future results may include favorable or unfavorable adjustments to the estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, CMS Energy's judgment as to the ability to recover its deferred tax assets may change. CMS Energy believes the valuation allowances related to its deferred tax assets are adequate, but future results may include favorable or unfavorable adjustments. As a result, CMS Energy's effective tax rate may fluctuate significantly over time. For additional details, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 12, Income Taxes.

Pension and OPEB: CMS Energy and Consumers provide retirement pension benefits to certain employees under non-contributory DB Pension Plans, and they provide postretirement health and life benefits to qualifying retired employees under an OPEB Plan.

CMS Energy and Consumers record liabilities for pension and OPEB on their consolidated balance sheets at the present value of the future obligations, net of any plan assets. The calculation of the liabilities and associated expenses requires the expertise of actuaries, and requires many assumptions, including:

- life expectancies
- discount rates
- expected long-term rate of return on plan assets
- rate of compensation increases
- expected health care costs

A change in these assumptions could change significantly CMS Energy's and Consumers' recorded liabilities and associated expenses.

Presented in the following table are estimates of credits and cash contributions through 2027 for the DB Pension Plans and OPEB Plan. Actual future costs, credits, and contributions will depend on future investment performance, discount rates, and various factors related to the participants of the DB Pension Plans and OPEB Plan. CMS Energy and Consumers will, at a minimum, contribute to the plans as needed to comply with federal funding requirements.

					In Millions	
	DB Pension Plans			OPEB Plan		
	Credit		Contribution	Credit		Contribution
CMS Energy, including Consumers						
2025	$	(70)	$ —	$	(91)	$ —
2026		(68)	—		(94)	—
2027		(62)	—		(84)	—
Consumers[1]						
2025	$	(65)	$ —	$	(84)	$ —
2026		(64)	—		(87)	—
2027		(57)	—		(77)	—

[1] Consumers' pension and OPEB costs are recoverable through its general ratemaking process.

Lowering the expected long-term rate of return on the assets of the DB Pension Plans by 25 basis points would increase estimated pension cost for 2025 by $8 million for both CMS Energy and Consumers. Lowering the PBO discount rates by 25 basis points would decrease estimated pension cost for 2025 by $1 million for both CMS Energy and Consumers. Pension and OPEB costs above or below the amounts used to set existing rates will be deferred as a regulatory asset or liability in accordance with Consumers' postretirement benefits expense deferral mechanism; for more information, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 2, Regulatory Matters.

Pension and OPEB plan assets are accounted for and disclosed at fair value. Fair value measurements incorporate assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Development of these assumptions may require judgment.

For additional details on postretirement benefits, including the fair value measurements for the assets of the DB Pension Plans and OPEB Plan, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 10, Retirement Benefits.

Unbilled Revenues: Consumers' customers are billed monthly in cycles having billing dates that do not generally coincide with the end of a calendar month. This results in customers having received electricity or natural gas that they have not been billed for as of the month-end. Consumers estimates its unbilled revenues by applying an average billed rate to total unbilled deliveries for each customer class. Consumers records unbilled revenues as accounts receivable and accrued revenue on its consolidated balance sheet. For additional information on unbilled revenues, see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 14, Revenue.

New Accounting Standards

There are no new accounting standards issued but not yet effective that are expected to have a material impact on CMS Energy's or Consumers' consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

CMS Energy and Consumers are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, and investment security prices. They may enter into various risk management contracts to mitigate exposure to these risks, including swaps, options, futures, and forward contracts. CMS Energy and Consumers enter into these contracts using established policies and procedures, under the direction of an executive oversight committee consisting of certain officers and a risk committee consisting of those and other officers and business managers.

The following risk sensitivities illustrate the potential loss in fair value, cash flows, or future earnings from financial instruments, assuming a hypothetical adverse change in market rates or prices of ten percent. Potential losses could exceed the amounts shown in the sensitivity analyses if changes in market rates or prices were to exceed ten percent.

Long-term Debt: CMS Energy and Consumers are exposed to interest-rate risk resulting from issuing fixed-rate and variable-rate debt instruments. CMS Energy and Consumers use a combination of these instruments, and may also enter into interest-rate swap agreements, in order to manage this risk and to achieve a reasonable cost of capital.

Presented in the following table is a sensitivity analysis of interest-rate risk on CMS Energy's and Consumers' debt instruments (assuming an adverse change in market interest rates of ten percent):

		In Millions
December 31	2024	2023
Fixed-rate financing—potential loss in fair value		
CMS Energy, including Consumers	$ 717	$ 751
Consumers	543	534

The fair value losses in the above table could be realized only if CMS Energy and Consumers transferred all of their fixed-rate financing to other creditors. The annual earnings exposure related to variable-rate financing was immaterial for both CMS Energy and Consumers at December 31, 2024 and 2023, assuming an adverse change in market interest rates of ten percent. For additional details on financial instruments see Item 8. Financial Statements and Supplementary Data—Notes to the Consolidated Financial Statements—Note 6, Financial Instruments.

Item 8.   Financial Statements and Supplementary Data

Index to Financial Statements

CMS Energy Corporation
Consolidated Statements of Income

In Millions, Except Per Share Amounts

Years Ended December 31	2024	2023	2022
Operating Revenue	$ 7,515	$ 7,462	$ 8,596
Operating Expenses			
Fuel for electric generation	624	561	905
Purchased and interchange power	1,333	1,375	1,928
Purchased power – related parties	71	75	76
Cost of gas sold	640	902	1,256
Maintenance and other operating expenses	1,638	1,687	1,669
Depreciation and amortization	1,240	1,180	1,126
General taxes	482	447	412
Total operating expenses	6,028	6,227	7,372
Operating Income	1,487	1,235	1,224
Other Income (Expense)			
Non-operating retirement benefits, net	169	180	205
Other income	207	195	19
Other expense	(32)	(13)	(27)
Total other income	344	362	197
Interest Charges			
Interest on long-term debt	700	616	509
Interest expense – related parties	12	12	12
Other interest expense	14	18	—
Allowance for borrowed funds used during construction	(18)	(3)	(2)
Total interest charges	708	643	519
Income Before Income Taxes	1,123	954	902
Income Tax Expense	176	147	93
Income From Continuing Operations	947	807	809
Income From Discontinued Operations, Net of Tax of $—, $—, and $1	—	1	4
Net Income	947	808	813
Loss Attributable to Noncontrolling Interests	(56)	(79)	(24)
Net Income Attributable to CMS Energy	1,003	887	837
Preferred Stock Dividends	10	10	10
Net Income Available to Common Stockholders	$ 993	$ 877	$ 827

Years Ended December 31		2024		2023		2022
In Millions, Except Per Share Amounts						
Basic Earnings Per Average Common Share						
Income from continuing operations per average common share available to common stockholders	$	3.34	$	3.01	$	2.84
Income from discontinued operations per average common share available to common stockholders		—		—		0.01
Basic Earnings Per Average Common Share	$	3.34	$	3.01	$	2.85
Diluted Earnings Per Average Common Share						
Income from continuing operations per average common share available to common stockholders	$	3.33	$	3.01	$	2.84
Income from discontinued operations per average common share available to common stockholders		—		—		0.01
Diluted Earnings Per Average Common Share	$	3.33	$	3.01	$	2.85

The accompanying notes are an integral part of these statements.

CMS Energy Corporation

Consolidated Statements of Comprehensive Income

			In Millions
Years Ended December 31	2024	2023	2022
Net Income	$ 947	$ 808	$ 813
Retirement Benefits Liability			
Net gain arising during the period, net of tax of $1, $2, and $—	2	5	1
Prior service credit adjustment, net of tax of $— for all periods	1	—	—
Amortization of net actuarial loss, net of tax of $—, $—, and $1	2	2	4
Amortization of prior service credit, net of tax of $— for all periods	—	(1)	(1)
Derivatives			
Unrealized gain on derivative instruments, net of tax of $—, $—, and $1	—	—	2
Reclassification adjustments included in net income, net of tax of $— for all periods	—	—	1
Other Comprehensive Income	5	6	7
Comprehensive Income	952	814	820
Comprehensive Loss Attributable to Noncontrolling Interests	(56)	(79)	(24)
Comprehensive Income Attributable to CMS Energy	$ 1,008	$ 893	$ 844

The accompanying notes are an integral part of these statements.

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CMS Energy Corporation
Consolidated Statements of Cash Flows

				In Millions
Years Ended December 31		2024	2023	2022
Cash Flows from Operating Activities				
Net income	$	947	$ 808	$ 813
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		1,240	1,180	1,126
Deferred income taxes and investment tax credits		142	157	89
Bad debt expense		33	34	50
Postretirement benefits contributions		(13)	(12)	(12)
Gain from sale of EnerBank		—	—	(5)
Other non-cash operating activities and reconciling adjustments		(241)	(274)	(93)
Changes in assets and liabilities				
Accounts receivable and accrued revenue		(155)	241	(677)
Inventories		164	185	(450)
Accounts payable and accrued rate refunds		15	(136)	4
Other current assets and liabilities		42	(21)	14
Other non-current assets and liabilities		196	147	(4)
Net cash provided by operating activities		2,370	2,309	855
Cash Flows from Investing Activities				
Capital expenditures (excludes assets placed under finance lease)		(3,018)	(2,407)	(2,374)
Covert Generating Station acquisition		—	(812)	—
Net proceeds from sale of EnerBank		—	—	5
Proceeds from sale of ASP business		124	—	—
Cost to retire property and other investing activities		(160)	(167)	(107)
Net cash used in investing activities		(3,054)	(3,386)	(2,476)
Cash Flows from Financing Activities				
Proceeds from issuance of debt		1,962	3,551	1,899
Retirement of debt		(952)	(2,132)	(106)
Increase (decrease) in notes payable		(28)	73	20
Issuance of common stock		286	192	69
Payment of dividends on common and preferred stock		(626)	(579)	(544)
Proceeds from the sale of membership interest in VIE to tax equity investor		—	86	49
Contributions from noncontrolling interests		5	6	2
Distributions to noncontrolling interests		(12)	(12)	(4)
Other financing costs		(21)	(42)	(58)
Net cash provided by financing activities		614	1,143	1,327

Years Ended December 31		2024		2023		2022
Net Increase (Decrease) in Cash and Cash Equivalents, Including Restricted Amounts		(70)		66		(294)
Cash and Cash Equivalents, Including Restricted Amounts, Beginning of Period		248		182		476
Cash and Cash Equivalents, Including Restricted Amounts, End of Period	$	178	$	248	$	182
Other Cash Flow Activities and Non-cash Investing and Financing Activities						
Cash transactions						
Interest paid (net of amounts capitalized)	$	677	$	607	$	490
Income taxes paid (proceeds from sale of renewable energy tax credits), net		(69)		15		1
Non-cash transactions						
Capital expenditures not paid	$	517	$	265	$	228

The accompanying notes are an integral part of these statements.

CMS Energy Corporation

Consolidated Balance Sheets

ASSETS

In Millions

December 31	2024	2023
Current Assets		
Cash and cash equivalents	$ 103	$ 227
Restricted cash and cash equivalents	75	21
Accounts receivable and accrued revenue, less allowance of $23 in 2024 and $21 in 2023	1,049	933
Accounts receivable – related parties	14	11
Inventories at average cost		
Gas in underground storage	435	587
Materials and supplies	299	267
Generating plant fuel stock	35	84
Deferred property taxes	448	426
Regulatory assets	229	203
Prepayments and other current assets	103	80
Total current assets	2,790	2,839
Plant, Property, and Equipment		
Plant, property, and equipment, gross	34,932	33,135
Less accumulated depreciation and amortization	9,569	9,007
Plant, property, and equipment, net	25,363	24,128
Construction work in progress	2,098	944
Total plant, property, and equipment	27,461	25,072
Other Non-current Assets		
Regulatory assets	3,569	3,683
Accounts receivable	20	22
Investments	69	76
Postretirement benefits	1,627	1,468
Other	384	357
Total other non-current assets	5,669	5,606
Total Assets	$ 35,920	$ 33,517

LIABILITIES AND EQUITY

		In Millions
December 31	2024	2023
Current Liabilities		
Current portion of long-term debt and finance leases	$ 1,195	$ 980
Notes payable	65	93
Accounts payable	1,085	802
Accounts payable – related parties	8	7
Accrued rate refunds	38	54
Accrued interest	156	142
Accrued taxes	654	612
Regulatory liabilities	111	56
Other current liabilities	209	149
Total current liabilities	3,521	2,895
Non-current Liabilities		
Long-term debt	15,194	14,508
Non-current portion of finance leases	112	62
Regulatory liabilities	4,067	3,894
Postretirement benefits	96	106
Asset retirement obligations	728	771
Deferred investment tax credit	122	126
Deferred income taxes	2,925	2,615
Other non-current liabilities	407	415
Total non-current liabilities	23,651	22,497
Commitments and Contingencies (Notes 2 and 3)		
Equity		
Common stockholders' equity		
Common stock, authorized 350.0 shares in both periods; outstanding 298.8 shares in 2024 and 294.4 shares in 2023	3	3
Other paid-in capital	6,009	5,705
Accumulated other comprehensive loss	(41)	(46)
Retained earnings	2,035	1,658
Total common stockholders' equity	8,006	7,320
Cumulative redeemable perpetual preferred stock, Series C, authorized 9.2 depositary shares; outstanding 9.2 depositary shares in both periods	224	224
Total stockholders' equity	8,230	7,544
Noncontrolling interests	518	581
Total equity	8,748	8,125
Total Liabilities and Equity	$ 35,920	$ 33,517

The accompanying notes are an integral part of these statements.

CMS Energy Corporation
Consolidated Statements of Changes in Equity

In Millions, Except Number of Shares in Thousands and Per Share Amounts

Years Ended December 31	Number of Shares					
	2024	2023	2022	2024	2023	2022
Total Equity at Beginning of Period				$ 8,125	$ 7,595	$ 7,188
Common Stock						
At beginning and end of period				3	3	3
Other Paid-in Capital						
At beginning of period	294,440	291,268	289,758	5,705	5,490	5,406
Common stock issued	4,673	3,355	1,704	315	222	93
Common stock repurchased	(181)	(119)	(151)	(11)	(7)	(9)
Common stock reacquired	(142)	(64)	(43)	—	—	—
At end of period	298,790	294,440	291,268	6,009	5,705	5,490
Accumulated Other Comprehensive Loss						
At beginning of period				(46)	(52)	(59)
Retirement benefits liability						
At beginning of period				(46)	(52)	(56)
Net gain arising during the period				2	5	1
Prior service credit adjustment				1	—	—
Amortization of net actuarial loss				2	2	4
Amortization of prior service credit				—	(1)	(1)
At end of period				(41)	(46)	(52)
Derivative instruments						
At beginning of period				—	—	(3)
Unrealized gain on derivative instruments				—	—	2
Reclassification adjustments included in net income				—	—	1
At end of period				—	—	—
At end of period				(41)	(46)	(52)
Retained Earnings						
At beginning of period				1,658	1,350	1,057
Net income attributable to CMS Energy				1,003	887	837
Dividends declared on common stock				(616)	(569)	(534)
Dividends declared on preferred stock				(10)	(10)	(10)
At end of period				2,035	1,658	1,350
Cumulative Redeemable Perpetual Preferred Stock, Series C						
At beginning and end of period				224	224	224

In Millions, Except Number of Shares in Thousands and Per Share Amounts

Years Ended December 31	Number of Shares					
	2024	2023	2022	2024	2023	2022
Noncontrolling Interests						
At beginning of period				581	580	557
Sale of membership interest in VIE to tax equity investor				—	86	49
Contributions from noncontrolling interests				5	6	2
Distributions to noncontrolling interests				(12)	(12)	(4)
Loss attributable to noncontrolling interests				(56)	(79)	(24)
At end of period				518	581	580
Total Equity at End of Period				$ 8,748	$ 8,125	$ 7,595
Dividends declared per common share				$ 2.0600	$ 1.9500	$ 1.8400
Dividends declared per preferred stock Series C depositary share				$ 1.0500	$ 1.0500	$ 1.0500

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Income

		In Millions	
Years Ended December 31	2024	2023	2022
Operating Revenue	$ 7,200	$ 7,166	$ 8,151
Operating Expenses			
Fuel for electric generation	511	435	662
Purchased and interchange power	1,285	1,331	1,867
Purchased power – related parties	71	75	76
Cost of gas sold	637	897	1,243
Maintenance and other operating expenses	1,520	1,586	1,582
Depreciation and amortization	1,191	1,137	1,088
General taxes	470	437	400
Total operating expenses	5,685	5,898	6,918
Operating Income	1,515	1,268	1,233
Other Income (Expense)			
Non-operating retirement benefits, net	157	171	195
Other income	85	49	17
Other expense	(30)	(12)	(25)
Total other income	212	208	187
Interest Charges			
Interest on long-term debt	488	415	325
Interest expense – related parties	31	20	12
Other interest expense	12	16	—
Allowance for borrowed funds used during construction	(13)	(3)	(2)
Total interest charges	518	448	335
Income Before Income Taxes	1,209	1,028	1,085
Income Tax Expense	200	161	140
Net Income	1,009	867	945
Preferred Stock Dividends	2	2	2
Net Income Available to Common Stockholder	$ 1,007	$ 865	$ 943

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Comprehensive Income

In Millions

Years Ended December 31	2024	2023	2022
Net Income	$ 1,009	$ 867	$ 945
Retirement Benefits Liability			
Net gain (loss) arising during the period, net of tax of $1, $—, and $5	3	(1)	15
Amortization of net actuarial loss, net of tax of $— for all periods	1	1	2
Other Comprehensive Income	4	—	17
Comprehensive Income	$ 1,013	$ 867	$ 962

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Cash Flows

				In Millions
Years Ended December 31		2024	2023	2022
Cash Flows from Operating Activities				
Net income	$	1,009	$ 867	$ 945
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		1,191	1,137	1,088
Deferred income taxes and investment tax credits		115	156	134
Bad debt expense		33	34	50
Postretirement benefits contributions		(9)	(9)	(9)
Other non-cash operating activities and reconciling adjustments		(137)	(123)	(87)
Changes in assets and liabilities				
Accounts and notes receivable and accrued revenue		(153)	219	(660)
Inventories		164	186	(447)
Accounts payable and accrued rate refunds		19	(127)	(9)
Other current assets and liabilities		75	(35)	18
Other non-current assets and liabilities		139	125	(29)
Net cash provided by operating activities		2,446	2,430	994
Cash Flows from Investing Activities				
Capital expenditures (excludes assets placed under finance lease)		(2,842)	(2,248)	(2,239)
Covert Generating Station acquisition		—	(812)	—
Proceeds from sale of ASP business		124	—	—
Cost to retire property and other investing activities		(154)	(141)	(105)
Net cash used in investing activities		(2,872)	(3,201)	(2,344)
Cash Flows from Financing Activities				
Proceeds from issuance of debt		1,297	2,666	1,799
Retirement of debt		(389)	(1,654)	(28)
Increase (decrease) in notes payable		(28)	73	20
Decrease in notes payable – related parties		—	(75)	(317)
Stockholder contribution		735	475	685
Return of stockholder contribution		(320)	—	—
Payment of dividends on common and preferred stock		(797)	(697)	(771)
Other financing costs		(9)	(21)	(22)
Net cash provided by financing activities		489	767	1,366
Net Increase (Decrease) in Cash and Cash Equivalents, Including Restricted Amounts		63	(4)	16
Cash and Cash Equivalents, Including Restricted Amounts, Beginning of Period		56	60	44
Cash and Cash Equivalents, Including Restricted Amounts, End of Period	$	119	$ 56	$ 60

Years Ended December 31		2024		2023		2022
Other Cash Flow Activities and Non-cash Investing and Financing Activities						
Cash transactions						
Interest paid (net of amounts capitalized)	$	484	$	417	$	309
Income taxes paid (proceeds from sale of renewable energy tax credits), net		(19)		31		(2)
Non-cash transactions						
Capital expenditures not paid	$	395	$	264	$	210

The accompanying notes are an integral part of these statements.

Consumers Energy Company

Consolidated Balance Sheets

ASSETS

		In Millions		
December 31		2024		2023
Current Assets				
Cash and cash equivalents	$	44	$	35
Restricted cash and cash equivalents		75		21
Accounts receivable and accrued revenue, less allowance of $23 in 2024 and $21 in 2023		1,019		909
Accounts and notes receivable – related parties		17		11
Inventories at average cost				
Gas in underground storage		435		587
Materials and supplies		291		257
Generating plant fuel stock		30		80
Deferred property taxes		448		426
Regulatory assets		229		203
Prepayments and other current assets		86		65
Total current assets		2,674		2,594
Plant, Property, and Equipment				
Plant, property, and equipment, gross		33,434		31,723
Less accumulated depreciation and amortization		9,310		8,796
Plant, property, and equipment, net		24,124		22,927
Construction work in progress		1,766		845
Total plant, property, and equipment		25,890		23,772
Other Non-current Assets				
Regulatory assets		3,569		3,683
Accounts receivable		26		28
Accounts and notes receivable – related parties		92		95
Postretirement benefits		1,514		1,367
Other		323		313
Total other non-current assets		5,524		5,486
Total Assets	$	34,088	$	31,852

LIABILITIES AND EQUITY

					In Millions
December 31		2024			2023
Current Liabilities					
Current portion of long-term debt and finance leases	$	456	$		731
Notes payable		65			93
Accounts payable		917			764
Accounts payable – related parties		12			13
Accrued rate refunds		38			54
Accrued interest		130			110
Accrued taxes		678			614
Regulatory liabilities		111			56
Other current liabilities		185			128
Total current liabilities		2,592			2,563
Non-current Liabilities					
Long-term debt		10,818			10,037
Long-term debt – related parties		823			424
Non-current portion of finance leases		69			39
Regulatory liabilities		4,067			3,894
Postretirement benefits		70			77
Asset retirement obligations		694			739
Deferred investment tax credit		122			126
Deferred income taxes		3,053			2,789
Other non-current liabilities		349			364
Total non-current liabilities		20,065			18,489
Commitments and Contingencies (Notes 2 and 3)					
Equity					
Common stockholder's equity					
Common stock, authorized 125.0 shares; outstanding 84.1 shares in both periods		841			841
Other paid-in capital		8,174			7,759
Accumulated other comprehensive loss		(11)			(15)
Retained earnings		2,390			2,178
Total common stockholder's equity		11,394			10,763
Cumulative preferred stock, $4.50 series, authorized 7.5 shares; outstanding 0.4 shares in both periods		37			37
Total equity		11,431			10,800
Total Liabilities and Equity	$	34,088	$		31,852

The accompanying notes are an integral part of these statements.

Consumers Energy Company
Consolidated Statements of Changes in Equity

			In Millions
Years Ended December 31	2024	2023	2022
Total Equity at Beginning of Period	$ 10,800	$ 10,155	$ 9,279
Common Stock			
At beginning and end of period	841	841	841
Other Paid-in Capital			
At beginning of period	7,759	7,284	6,599
Stockholder contribution	735	475	685
Return of stockholder contribution	(320)	—	—
At end of period	8,174	7,759	7,284
Accumulated Other Comprehensive Loss			
Retirement benefits liability			
At beginning of period	(15)	(15)	(32)
Net gain (loss) arising during the period	3	(1)	15
Amortization of net actuarial loss	1	1	2
At end of period	(11)	(15)	(15)
Retained Earnings			
At beginning of period	2,178	2,008	1,834
Net income	1,009	867	945
Dividends declared on common stock	(795)	(695)	(769)
Dividends declared on preferred stock	(2)	(2)	(2)
At end of period	2,390	2,178	2,008
Cumulative Preferred Stock			
At beginning and end of period	37	37	37
Total Equity at End of Period	$ 11,431	$ 10,800	$ 10,155

The accompanying notes are an integral part of these statements.

CMS Energy Corporation
Consumers Energy Company
Notes to the Consolidated Financial Statements

1: Significant Accounting Policies

Principles of Consolidation: CMS Energy and Consumers prepare their consolidated financial statements in conformity with GAAP. CMS Energy's consolidated financial statements comprise CMS Energy, Consumers, NorthStar Clean Energy, and all other entities in which CMS Energy has a controlling financial interest or is the primary beneficiary. Consumers' consolidated financial statements comprise Consumers and all other entities in which it has a controlling financial interest. CMS Energy uses the equity method of accounting for investments in companies and partnerships that are not consolidated, where they have significant influence over operations and financial policies but are not the primary beneficiary. CMS Energy and Consumers eliminate intercompany transactions and balances.

Use of Estimates: CMS Energy and Consumers are required to make estimates using assumptions that may affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents: Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Restricted cash and cash equivalents are held primarily for the repayment of securitization bonds and funds held in escrow. Cash and cash equivalents may also be restricted to pay other contractual obligations such as leasing of coal railcars. These amounts are classified as current assets since they relate to payments that could or will occur within one year.

Contingencies: CMS Energy and Consumers record estimated loss contingencies on their consolidated financial statements when it is probable that a loss has been incurred and when the amount of loss can be reasonably estimated. For environmental remediation projects in which the timing of estimated expenditures is considered reliably determinable, CMS Energy and Consumers record the liability at its net present value, using a discount rate equal to the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability. Unless regulatory accounting applies, CMS Energy and Consumers expense legal fees as incurred; fees incurred but not yet billed are accrued based on estimates of work performed.

Debt Issuance Costs, Discounts, Premiums, and Refinancing Costs: Upon the issuance of long-term debt, CMS Energy and Consumers defer issuance costs, discounts, and premiums and amortize those amounts over the terms of the associated debt. Debt issuance costs are presented as a direct deduction from the carrying amount of long-term debt on the balance sheet. Upon the refinancing of long-term debt, Consumers, as a regulated entity, defers any remaining unamortized issuance costs, discounts, and premiums associated with the refinanced debt and amortizes those amounts over the term of the newly issued debt. For the non-regulated portions of CMS Energy's business, any remaining unamortized issuance costs, discounts, and premiums associated with extinguished debt are charged to earnings.

Derivative Instruments: In order to support ongoing operations, CMS Energy and Consumers may enter into contracts for the future purchase and sale of various commodities, such as electricity, natural gas, and coal. These forward contracts are generally long-term in nature and result in physical delivery of the commodity at a contracted price. Most of these contracts are not subject to derivative accounting for one or more of the following reasons:

- they do not have a notional amount (that is, a number of units specified in a derivative instrument, such as MWh of electricity or Bcf of natural gas)
- they qualify for the normal purchases and sales exception
- they cannot be net settled due in part to the absence of an active market for the commodity

Consumers also uses FTRs to manage price risk related to electricity transmission congestion. An FTR is a financial instrument that entitles its holder to receive compensation or requires its holder to remit payment for congestion-related transmission charges. Consumers accounts for FTRs as derivatives and changes in the fair value of FTRs are deferred as regulatory assets or liabilities. For details regarding CMS Energy's and Consumers' derivative instruments recorded at fair value, see Note 5, Fair Value Measurements.

Electricity Market Transactions: Wholesale electricity market operators require the submission of hourly day-ahead and real-time bids and offers for energy at locations across each region. CMS Energy and Consumers account for such transactions on a net hourly basis in each of the real-time and day-ahead markets, netted across all locations in the energy market. CMS Energy and Consumers record net hourly purchases in purchased and interchange power and net hourly sales in operating revenue on their consolidated statements of income. They record net billing adjustments upon receipt of settlement statements, record accruals for future net purchases and sales adjustments based on historical experience, and reconcile accruals to actual expenses and sales upon receipt of settlement statements.

EPS: CMS Energy calculates basic and diluted EPS using the weighted-average number of shares of common stock and dilutive potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted EPS, includes the effects of nonvested stock awards, forward equity sales, and convertible securities. CMS Energy computes the effect on potential common stock using the treasury stock method. Potentially dilutive common shares issuable upon conversion of the convertible senior notes are determined using the if-converted method for calculating diluted EPS. Diluted EPS excludes the impact of antidilutive securities, which are those securities resulting in an increase in EPS or a decrease in loss per share. For EPS computations, see Note 13, Earnings Per Share—CMS Energy.

Impairment of Long-lived Assets and Equity Method Investments: CMS Energy and Consumers perform tests of impairment if certain triggering events occur that indicate the carrying amount of an asset may not be recoverable or that there has been a decline in value that may be other than temporary.

CMS Energy and Consumers evaluate long-lived assets held in use for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, CMS Energy and Consumers recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair value. CMS Energy and Consumers estimate the fair value of the asset using quoted market prices, market prices of similar assets, or discounted future cash flow analyses.

CMS Energy also assesses equity method investments for impairment whenever there has been a decline in value that is other than temporary. This assessment requires CMS Energy to determine the fair value of the equity method investment. CMS Energy determines fair value using valuation methodologies, including discounted cash flows, and assesses the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. CMS Energy records an impairment if the fair value is less than the carrying amount and the decline in value is considered to be other than temporary.

Investment Tax Credits: CMS Energy and its subsidiaries use the flow-through method of accounting for investment tax credits. Under the flow-through method, the credit is recognized as a reduction to income tax expense when the related plant, property, and equipment is placed into service. For its regulated utility assets, Consumers amortizes its investment tax credits over the life of the related property in accordance with regulatory treatment.

Inventory: CMS Energy and Consumers use the weighted-average cost method for valuing working gas, recoverable base gas in underground storage facilities, and materials and supplies inventory. CMS Energy and Consumers also use this method for valuing coal inventory, and they classify these amounts as generating plant fuel stock on their consolidated balance sheets.

CMS Energy and Consumers account for RECs and emission allowances as inventory and use the weighted-average cost method to remove amounts from inventory. RECs and emission allowances are used to satisfy compliance obligations related to the generation of power. CMS Energy and Consumers classify these amounts within other assets on their consolidated balance sheets.

CMS Energy and Consumers evaluate inventory for impairment as required to ensure that its carrying value does not exceed the lower of cost or net realizable value.

Property Taxes: Property taxes are based on the taxable value of CMS Energy's and Consumers' real and personal property assessed by local taxing authorities. CMS Energy and Consumers record property tax expense over the fiscal year of the taxing authority for which the taxes are levied. The deferred property tax balance represents the amount of CMS Energy's and Consumers' accrued property tax that will be recognized over future governmental fiscal periods.

Other: For additional accounting policies, see:

- Note 2, Regulatory Matters
- Note 7, Plant, Property, and Equipment
- Note 8, Leases
- Note 9, Asset Retirement Obligations
- Note 10, Retirement Benefits
- Note 11, Stock-based Compensation
- Note 12, Income Taxes
- Note 13, Earnings Per Share—CMS Energy
- Note 14, Revenue
- Note 18, Variable Interest Entities

2:   Regulatory Matters

Regulatory matters are critical to Consumers. The Michigan Attorney General, ABATE, the MPSC Staff, residential customer advocacy groups, environmental organizations, and certain other parties typically participate in MPSC proceedings concerning Consumers, such as Consumers' rate cases and power supply cost recovery and gas cost recovery processes. Intervenors also participate in certain FERC matters, including FERC's regulation of certain wholesale rates that affect Consumers' power supply costs. These parties often challenge various aspects of those proceedings, including the prudence of Consumers' policies and practices, and seek cost disallowances and other relief. The parties also have appealed significant MPSC orders. Depending upon the specific issues, the outcomes of rate cases and proceedings, including judicial proceedings challenging MPSC and FERC orders or other actions, could negatively affect CMS Energy's and Consumers' liquidity, financial condition, and results of operations. Consumers cannot predict the outcome of these proceedings.

Regulatory Assets and Liabilities

Consumers is subject to the actions of the MPSC and FERC and therefore prepares its consolidated financial statements in accordance with the provisions of regulatory accounting. A utility must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, Consumers records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by non-regulated businesses.

Presented in the following table are the regulatory assets and liabilities on Consumers' consolidated balance sheets:

						In Millions
December 31			2024			2023
Regulatory assets						
Current						
2022 PSCR underrecovery[1]	$		126	$		126
Energy waste reduction plan incentive[2]			60			54
Retention incentive program[3]			18			12
Other			25			11
Total current regulatory assets	$		229	$		203
Non-current						
Costs of coal-fueled electric generating units to be retired[1]	$		1,266	$		1,265
Postretirement benefits[4]			747			741
Securitized costs[1]			666			778
ARO[3]			366			328
Decommissioning costs[3]			158			83
Unamortized loss on reacquired debt[1]			92			96
MGP sites[1]			90			99
Energy waste reduction plan incentive[2]			64			58
Energy waste reduction plan[3]			31			19
Ludington overhaul contract dispute[3]			31			13
Postretirement benefits expense deferral mechanism[3]			21			24
Retention incentive program[3]			12			27
2022 PSCR underrecovery[1]			—			126
Other			25			26
Total non-current regulatory assets	$		3,569	$		3,683
Total regulatory assets	$		3,798	$		3,886
Regulatory liabilities						
Current						
Income taxes, net	$		53	$		49
ASP gain			47			—
Other			11			7
Total current regulatory liabilities	$		111	$		56
Non-current						
Cost of removal	$		2,665	$		2,545
Income taxes, net			1,163			1,220
Renewable energy plan			51			29
ASP gain			46			—
Energy waste reduction plan			41			25
Renewable energy grant			40			43
Postretirement benefits expense deferral mechanism			37			12
Other			24			20
Total non-current regulatory liabilities	$		4,067	$		3,894
Total regulatory liabilities	$		4,178	$		3,950

[1] The MPSC has provided a specific return on these regulatory assets.

[2] These regulatory assets have arisen from an alternative-revenue program and are not associated with incurred costs or capital investments. Therefore, the MPSC has provided for recovery without a return.

[3] These regulatory assets represent incurred costs for which the MPSC has provided recovery without a return on investment.

[4] This regulatory asset is included in rate base, thereby providing a return.

Regulatory Assets

2022 PSCR Underrecovery: As a result of rising fuel prices during 2022, Consumers' power supply costs for 2022 were significantly higher than those projected in its 2022 PSCR plan. At the end of 2022, Consumers had recorded $401 million of under-recovered power supply costs. In February 2023, the MPSC authorized Consumers to recover the 2022 underrecovery amount over three years, providing immediate relief to electric customers.

Energy Waste Reduction Plan Incentive: The energy waste reduction incentive mechanism provides a financial incentive if the energy savings of Consumers' customers exceed annual targets established by the MPSC. Consumers accounts for this program as an alternative-revenue program that meets the criteria for recognizing revenue related to the incentive as soon as energy savings exceed the annual targets established by the MPSC.

In November 2024, the MPSC approved a settlement agreement authorizing Consumers to collect $58 million during 2025 as an incentive for exceeding its statutory savings targets in 2023. Consumers recognized incentive revenue under this program of $58 million in 2023.

Consumers also exceeded its statutory savings targets in 2024, achieved certain other goals, and will request the MPSC's approval to collect $64 million in the energy waste reduction reconciliation to be filed in May 2025. Consumers recognized incentive revenue under this program of $64 million in 2024.

Retention Incentive Program: To ensure necessary staffing at the D.E. Karn and J.H. Campbell coal-fueled generating units through their retirement, Consumers established retention incentive programs. The MPSC has approved deferred accounting treatment for the retention and severance costs incurred under these programs and has allowed for recovery over three years. For additional details regarding the retention incentive program, see Note 19, Exit Activities and Asset Sales.

Costs of Coal-fueled Electric Generating Units to be Retired: In 2022, the MPSC approved Consumers' plans to retire the J.H. Campbell coal-fueled generating units in 2025. Upon the units' retirement, Consumers will receive regulatory asset treatment to recover their remaining book value, as well as a 9.0-percent return on equity, through 2040, the units' original retirement date. Until retirement, the book value of the generating units will remain in rate base and receive full regulatory returns in general rate cases.

In 2022, Consumers removed from total plant, property, and equipment an amount of $1.3 billion, representing the projected remaining book value of the electric generating units upon their retirement, and recorded it as a non-current regulatory asset on its consolidated balance sheets.

Postretirement Benefits: As part of the ratemaking process, the MPSC allows Consumers to recover the costs of postretirement benefits. Accordingly, Consumers defers the net impact of actuarial losses and gains, prior service costs and credits, and settlements associated with postretirement benefits as a regulatory asset or liability. The asset or liability will decrease as the deferred items are amortized and

recognized as components of net periodic benefit cost. For details about the amortization periods, see Note 10, Retirement Benefits.

Securitized Costs: The MPSC has issued securitization financing orders authorizing Consumers to issue securitization bonds in order to finance the recovery of the remaining book value of three smaller natural gas-fueled electric generating units that Consumers retired in 2015, seven smaller coal-fueled electric generating units that Consumers retired in 2016, and the D.E. Karn coal-fueled electric generating units that Consumers retired in June 2023. Consumers has removed from plant, property, and equipment and recorded as a regulatory asset the book value of these units. Consumers is amortizing the regulatory asset over the life of the related securitization bonds, which it issued through subsidiaries in 2014 and 2023. For additional details regarding the securitization bonds, see Note 4, Financings and Capitalization—Securitization Bonds.

ARO: The recovery of the underlying asset investments and related removal and monitoring costs of recorded AROs is approved by the MPSC in depreciation rate cases. Consumers records a regulatory asset and a regulatory liability for timing differences between the recognition of AROs for financial reporting purposes and the recovery of these costs from customers. The recovery period approximates the useful life of the assets to be removed.

Decommissioning Costs: In Consumers' electric depreciation and general rate cases, the MPSC has authorized Consumers to remove from depreciation rates the costs of decommissioning the D.E. Karn coal-fueled electric generating units, and instead defer those costs as a regulatory asset to be recovered through 2031. Additionally, ash disposal costs related to Consumers' retired coal-fueled generating units may be deferred as a regulatory asset and collected over a ten-year period. In its 2022 order approving Consumers' Clean Energy Plan, the MPSC authorized similar treatment for the decommissioning and ash disposal costs associated with the J.H. Campbell coal-fueled generating units that will be retired in 2025.

Unamortized Loss on Reacquired Debt: Under regulatory accounting, any unamortized discount, premium, or expense related to debt redeemed with the proceeds of new debt is deferred and amortized over the life of the new debt.

MGP Sites: Consumers is incurring environmental remediation and other response activity costs at 23 former MGP facilities. The MPSC allows Consumers to recover from its natural gas customers over a ten-year period the costs incurred to remediate the MGP sites. For additional information, see Note 3, Contingencies and Commitments—Consumers Gas Utility Contingencies.

Energy Waste Reduction Plan: The MPSC allows Consumers to collect surcharges from customers to fund its energy waste reduction plan. The amount of spending incurred in excess of surcharges collected is recorded as a regulatory asset and amortized as surcharges are collected from customers over the plan period. The amount of surcharges collected in excess of spending incurred is recorded as a regulatory liability and amortized as costs are incurred.

Ludington Overhaul Contract Dispute: The MPSC has authorized Consumers to defer as a regulatory asset costs associated with correcting incomplete, nonconforming, and defective work performed by TAES during a major overhaul and upgrade of Ludington. Consumers will defer such costs while litigation with TAES and Toshiba moves forward; such costs will be offset by potential future litigation proceeds received from TAES or Toshiba. Consumers has also deferred replacement power costs due to outages resulting from correcting this work. Consumers will have the opportunity to seek appropriate recovery and ratemaking treatment for amounts recorded as a regulatory asset following resolution of the litigation. For additional details on the contract dispute, see Note 3, Contingencies and Commitments—Consumers Electric Utility Contingencies.

Postretirement Benefits Expense Deferral Mechanism: In Consumers' general rate cases, the MPSC approved a mechanism allowing Consumers to defer for future recovery or refund pension and OPEB expenses above or below the amounts used to set existing rates. Amounts deferred will be collected from or refunded to customers over ten years.

Regulatory Liabilities

Income Taxes, Net: Consumers records regulatory assets and liabilities to reflect the difference between deferred income taxes recognized for financial reporting purposes and amounts previously reflected in Consumers' rates. This net balance will decrease over the remaining life of the related temporary differences and flow through income tax expense. The majority of the net regulatory liability recorded related to income taxes is associated with plant assets that are subject to normalization, which is governed by the Internal Revenue Code, and will be returned to customers over the remaining book life of the related plant assets. For additional details on deferred income taxes, see Note 12, Income Taxes.

ASP Gain: In April 2024, Consumers sold its unregulated ASP business to a non-affiliated company, resulting in a $110 million gain. In July 2024, the MPSC approved the utilization of $27.5 million, or one-fourth, of the gain on the sale as an offset to the revenue deficiency in lieu of additional rate relief during the 12-month period beginning October 1, 2024, with the remaining three-fourths of the gain, or $82.5 million, to be credited to customers as a bill credit over a three-year period beginning October 1, 2024.

Cost of Removal: The MPSC allows Consumers to collect amounts from customers to fund future asset removal activities. This regulatory liability is reduced as costs are incurred to remove the assets at the end of their useful lives.

Renewable Energy Plan: Consumers has collected surcharges to fund its renewable energy plan. Amounts not yet spent under the plan are recorded as a regulatory liability, which is amortized as incremental costs are incurred to operate and depreciate Consumers' renewable generation facilities and to purchase RECs under renewable energy purchase agreements. Incremental costs represent costs incurred in excess of amounts recovered through the PSCR process.

Renewable Energy Grant: In 2013, Consumers received a $69 million renewable energy grant for Lake Winds® Energy Park, which began operations in 2012. This grant reduces Consumers' cost of complying with Michigan's renewable portfolio standard and, accordingly, reduces the overall renewable energy surcharge to be collected from customers. The regulatory liability recorded for the grant will be amortized over the life of Lake Winds® Energy Park. Consumers presents the amortization as a reduction to maintenance and other operating expenses on its consolidated statements of income.

Consumers Electric and Gas Utility

Meter Investigation: In July 2023, the MPSC issued an order initiating an investigation into Consumers' handling of malfunctioning meters and meters requiring transition from 3G to 4G, estimated billing, and new service installations. The order directed Consumers to provide information on such meters and their replacement, meter-reading performance, communications with customers and the MPSC regarding these issues, and other information. Subsequently, the MPSC issued a show-cause order directing Consumers to provide further information on consecutive estimated billings, the provision of actual meter readings, and new service installation issues.

In May 2024, the MPSC approved a settlement agreement resolving this matter. Under the settlement agreement, Consumers paid a $1 million penalty to the MPSC and committed to return a minimum of

$3 million to customers. Independent of this agreement, Consumers has made a claim against the associated vendor, with any proceeds to be used to reimburse some or all of Consumers' $3 million commitment and any excess to be returned to customers.

Consumers Electric Utility

2023 Electric Rate Case: In May 2023, Consumers filed an application with the MPSC seeking a rate increase of $216 million, based on an authorized return on equity of 10.25 percent for the projected 12-month period ending February 28, 2025. In September 2023, Consumers revised its requested increase to $169 million. The filing requested authority to recover costs related to new infrastructure investment primarily in distribution system reliability and cleaner energy resources.

In March 2024, the MPSC issued an order authorizing an annual rate increase of $92 million, which is inclusive of a $9 million surcharge for the recovery of select distribution investments made in 2022 that exceeded the rates authorized in accordance with the December 2021 electric rate order. The approved rate increase is based on a 9.9-percent authorized return on equity. The new rates became effective March 15, 2024.

Consumers Gas Utility

2023 Gas Rate Case: In December 2023, Consumers filed an application with the MPSC seeking an annual rate increase of $136 million based on a 10.25-percent authorized return on equity for the projected test year comprising the 12-month period ending September 30, 2025. In May 2024, Consumers revised its requested increase to $113 million. The filing requested authority to recover new infrastructure investment and related costs that are expected to allow Consumers to continue to provide safe, reliable, affordable, and increasingly cleaner natural gas service.

In July 2024, the MPSC approved a settlement agreement authorizing an annual rate increase of $35 million, based on a 9.9-percent authorized return on equity. Additionally, the settlement approves the use of $27.5 million, or one-fourth, of the gain on the sale of Consumers' unregulated ASP business as an offset to the revenue deficiency in lieu of additional rate relief during the test year. This results in effective rate relief of $62.5 million for the test year.

The settlement agreement also provides for the remaining three-fourths of the $110 million gain on the sale of the ASP business, or $82.5 million, to be provided to customers as a bill credit over a three-year period. The new rates, including the bill credit, became effective October 1, 2024. The settlement also authorizes the continuation of the cost deferral mechanism allowing Consumers to defer for future recovery or refund pension and OPEB expense above or below the amounts used to set rates. For additional details on Consumers' sale of its ASP business, see Note 19, Exit Activities and Asset Sales.

Power Supply Cost Recovery and Gas Cost Recovery

The PSCR and GCR ratemaking processes are designed to allow Consumers to recover all of its power supply and purchased natural gas costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices in annual plan and reconciliation proceedings. Consumers adjusts its PSCR and GCR billing charges monthly, subject to ceiling factor limitations, in order to minimize the underrecovery or overrecovery amount in the annual reconciliations. Underrecoveries represent power supply and purchased natural gas costs that will be recovered from customers; overrecoveries represent previously collected revenues that will be refunded to customers.

Presented in the following table are the liabilities for PSCR and GCR overrecoveries reflected on Consumers' consolidated balance sheets:

		In Millions		
December 31		2024		2023
Liabilities				
PSCR overrecoveries	$	13	$	10
GCR overrecoveries		25		44
Accrued rate refunds	$	38	$	54

PSCR Plans and Reconciliations: As a result of rising fuel prices during 2022, Consumers' power supply costs for 2022 were significantly higher than those projected in its 2022 PSCR plan, resulting in a substantial amount of under-recovered power supply costs. In March 2023, Consumers filed its 2022 PSCR reconciliation, requesting full recovery of $2.5 billion of power costs and authorization to reflect in its 2023 PSCR reconciliation the underrecovery of $404 million. In November 2023, Consumers revised its reconciliation, requesting authorization to reflect in its 2023 PSCR reconciliation the underrecovery of $401 million.

In March 2024, Consumers filed its 2023 PSCR reconciliation, requesting full recovery of $1.8 billion of power costs and authorization to reflect in its 2024 PSCR reconciliation the underrecovery of $255 million.

Consumers submitted its 2024 PSCR plan to the MPSC in September 2023 and, in accordance with its proposed plan, self-implemented the 2024 PSCR charge beginning in January 2024.

GCR Plans and Reconciliations: In March 2024, the MPSC approved a settlement agreement in Consumers' 2022-2023 GCR reconciliation, authorizing full recovery of $1.1 billion of gas costs and authorizing Consumers to reflect in its 2023-2024 GCR reconciliation the underrecovery of $15 million.

Consumers submitted its 2023-2024 GCR plan to the MPSC in December 2022 and self-implemented its proposed 2023-2024 GCR charge in April 2023. The MPSC approved Consumers' 2023-2024 GCR plan in June 2024. Also, in June 2024, Consumers filed its 2023-2024 GCR reconciliation, requesting recovery of $0.5 billion of gas costs and authorization to reflect in its 2024-2025 GCR reconciliation the overrecovery of $3 million.

Consumers submitted its 2024-2025 GCR plan to the MPSC in December 2023 and, in accordance with its proposed plan, self-implemented the 2024-2025 GCR charge beginning in April 2024. The MPSC approved Consumers' 2024-2025 GCR plan in August 2024.

3:   Contingencies and Commitments

CMS Energy and Consumers are involved in various matters that give rise to contingent liabilities. Depending on the specific issues, the resolution of these contingencies could negatively affect CMS Energy's and Consumers' liquidity, financial condition, and results of operations. In their disclosures of these matters, CMS Energy and Consumers provide an estimate of the possible loss or range of loss when such an estimate can be made. Disclosures stating that CMS Energy or Consumers cannot predict the outcome of a matter indicate that they are unable to estimate a possible loss or range of loss for the matter.

CMS Energy Contingencies

Bay Harbor: CMS Land retained environmental remediation obligations for the collection and treatment of leachate at Bay Harbor after selling its interests in the development in 2002. Leachate is produced when water enters into cement kiln dust piles left over from former cement plant operations at the site. In 2012, CMS Land and EGLE finalized an agreement establishing the final remedies and the future water quality criteria at the site. CMS Land completed all construction necessary to implement the remedies required by the agreement and will continue to maintain and operate a system to discharge treated leachate into Little Traverse Bay under an NPDES permit, which is valid through 2025. CMS Land will submit the required renewal request in April 2025, and will continue to operate under the existing permit until a renewal is issued.

At December 31, 2024, CMS Energy had a recorded liability of $48 million for its remaining obligations for environmental remediation. CMS Energy calculated this liability based on discounted projected costs, using a discount rate of 4.34 percent and an inflation rate of one percent on annual operating and maintenance costs. The undiscounted amount of the remaining obligation is $61 million. CMS Energy expects to pay the following amounts for long-term leachate disposal and operating and maintenance costs in each of the next five years:

										In Millions
	2025		2026		2027		2028		2029	
CMS Energy										
Long-term leachate disposal and operating and maintenance costs	$	4	$	4	$	4	$	4	$	4

CMS Energy's estimate of response activity costs and the timing of expenditures could change if there are changes in circumstances or assumptions used in calculating the liability. Although a liability for its present estimate of remaining response activity costs has been recorded, CMS Energy cannot predict the ultimate financial impact or outcome of this matter.

Consumers Electric Utility Contingencies

Electric Environmental Matters: Consumers' operations are subject to environmental laws and regulations. Historically, Consumers has generally been able to recover, in customer rates, the costs to operate its facilities in compliance with these laws and regulations.

Cleanup and Solid Waste: Consumers expects to incur remediation and other response activity costs at a number of sites under NREPA. Consumers believes that these costs should be recoverable in rates, but cannot guarantee that outcome. Consumers estimates its liability for NREPA sites for which it can estimate a range of loss to be between $4 million and $5 million. At December 31, 2024, Consumers had a recorded liability of $4 million, the minimum amount in the range of its estimated probable NREPA liability, as no amount in the range was considered a better estimate than any other amount.

Consumers is a potentially responsible party at a number of contaminated sites administered under CERCLA. CERCLA liability is joint and several. In 2010, Consumers received official notification from the EPA that identified Consumers as a potentially responsible party for cleanup of PCBs at the Kalamazoo River CERCLA site. The notification claimed that the EPA had reason to believe that Consumers disposed of PCBs and arranged for the disposal and treatment of PCB-containing materials at portions of the site. In 2011, Consumers received a follow-up letter from the EPA requesting that Consumers agree to participate in a removal action plan along with several other companies for an area of lower Portage Creek, which is connected to the Kalamazoo River. All parties asked to participate in the removal action plan, including Consumers, declined to accept liability. Until further information is received from the EPA, Consumers is unable to estimate a range of potential liability for cleanup of the river.

Based on its experience, Consumers estimates its share of the total liability for known CERCLA sites to be between $3 million and $8 million. Various factors, including the number and creditworthiness of potentially responsible parties involved with each site, affect Consumers' share of the total liability. At December 31, 2024, Consumers had a recorded liability of $3 million for its share of the total liability at these sites, the minimum amount in the range of its estimated probable CERCLA liability, as no amount in the range was considered a better estimate than any other amount.

The timing of payments related to Consumers' remediation and other response activities at its CERCLA and NREPA sites is uncertain. Consumers periodically reviews these cost estimates. A change in the underlying assumptions, such as an increase in the number of sites, different remediation techniques, the nature and extent of contamination, and legal and regulatory requirements, could affect its estimates of NREPA and CERCLA liability.

Ludington Overhaul Contract Dispute: Consumers and DTE Electric, co-owners of Ludington, entered into a 2010 engineering, procurement, and construction agreement with Toshiba International Corporation, under which Toshiba International Corporation contracted to perform a major overhaul and upgrade of Ludington. Toshiba International Corporation later assigned the contract and all of its obligations to TAES. TAES' work under the contract was incomplete, defective, and non-conforming.

Consumers and DTE Electric repeatedly documented TAES' failure to perform under the contract and demanded that TAES provide a comprehensive plan to resolve those matters, including adherence to its warranty commitments and other contractual obligations. Consumers and DTE Electric engaged in extensive efforts to resolve these issues with TAES, including a formal demand to TAES' parent, Toshiba, under a parent guaranty it provided. TAES did not provide a comprehensive plan or otherwise meet its performance obligations. As a result of TAES' defaults, Consumers and DTE Electric terminated the contract.

In order to enforce their rights under the contract and parent guaranty, and to pursue appropriate damages, Consumers and DTE Electric filed a complaint against TAES and Toshiba in the U.S. District Court for the Eastern District of Michigan in 2022. TAES and Toshiba filed a motion to dismiss the complaint, along with an answer and counterclaims seeking approximately $15 million in damages related to payments allegedly owed under the parties' contract. As a co-owner of Ludington, Consumers would be liable for 51 percent of any such damages, if liability and damages were proven. The court denied the motion to dismiss filed by TAES and Toshiba. The parties are engaged in ongoing litigation, including discovery, pursuant to a court-ordered schedule. Consumers believes the counterclaims filed by TAES and Toshiba are without merit, but cannot predict the financial impact or outcome of this matter. An unfavorable outcome could have a material adverse effect on CMS Energy's and Consumers' financial condition, results of operations, or liquidity.

In 2023, Toshiba announced that TBJH became the majority shareholder and new parent company of Toshiba through a common stock purchase. TBJH is a subsidiary of a Japanese private equity firm. Consumers and DTE Electric continue to monitor this development, but do not believe that this affects their rights under the parent guaranty provided by Toshiba.

In May 2023, the MPSC approved Consumers' and DTE Electric's jointly-filed request for authority to defer as a regulatory asset the costs associated with repairing or replacing the defective work performed by TAES while the litigation with TAES and Toshiba moves forward. Although discovery in the litigation is ongoing, Consumers currently estimates that its share of repair, replacement, and other damages resulting from TAES' defective work is approximately $350 million, which may be offset in part or entirely by any potential future litigation proceeds received from TAES or Toshiba. Consumers and DTE Electric will have the opportunity to seek appropriate recovery and ratemaking treatment for amounts recorded as a regulatory asset following resolution of the litigation, including any amounts not recovered from TAES or Toshiba, but cannot predict the financial impact or outcome of such proceedings.

J.H. Campbell 3 Contract Dispute: In 2022, Consumers filed a complaint against Wolverine Power in the Ottawa County Circuit Court and requested a ruling that Consumers has sole authority to decide to retire the J.H. Campbell 3 coal-fueled generating unit under Consumers' and Wolverine Power's agreement to jointly own and operate the unit. Wolverine Power filed an answer, affirmative defenses, and a counterclaim seeking approximately $37 million in damages allegedly caused by Consumers' decision to retire the unit before the end of its useful life. The state circuit court judge found that Consumers may, in its sole discretion, retire J.H. Campbell 3, provided that Consumers continues to operate and make necessary improvements to the unit while the litigation concerning Wolverine Power's claim for damages is pending. In May 2023, the circuit court judge issued an order granting Consumers' motion for clarification confirming that Consumers may continue to operate and invest in J.H. Campbell 3 consistent with the May 2025 retirement date.

In March 2024, the circuit court judge issued an order denying Wolverine Power's motion for partial summary disposition and granting in part and denying in part Consumers' motion for summary disposition. The judge granted Consumers' motion for summary disposition on Wolverine Power's claim that Consumers acted in bad faith in deciding to retire J.H. Campbell 3 early, finding no evidence to support that claim. The judge held that Wolverine Power did identify a genuine issue of material fact as to whether Consumers breached the joint ownership and operating agreement by failing to notify and consult with Wolverine Power regarding the unit's early retirement.

In June 2024, the parties entered into a settlement agreement resolving this matter. The settlement agreement provides for Wolverine Power's interest in J.H. Campbell 3 to end as of the date the unit permanently ceases to be used for electric operations. The court entered an order of dismissal with prejudice in June 2024.

Consumers Gas Utility Contingencies

Consumers expects to incur remediation and other response activity costs at a number of sites under NREPA. These sites include 23 former MGP facilities. Consumers operated the facilities on these sites for some part of their operating lives. For some of these sites, Consumers has no present ownership interest or may own only a portion of the original site.

At December 31, 2024, Consumers had a recorded liability of $60 million for its remaining obligations for these sites. Consumers expects to pay the following amounts for remediation and other response activity costs in each of the next five years:

									In Millions	
	2025		2026		2027		2028		2029	
Consumers										
Remediation and other response activity costs	$	3	$	7	$	9	$	24	$	7

Consumers periodically reviews these cost estimates. Any significant change in the underlying assumptions, such as an increase in the number of sites, changes in remediation techniques, or legal and regulatory requirements, could affect Consumers' estimates of annual response activity costs and the MGP liability.

Pursuant to orders issued by the MPSC, Consumers defers its MGP-related remediation costs and recovers them from its customers over a ten-year period. At December 31, 2024, Consumers had a regulatory asset of $90 million related to the MGP sites.

Guarantees

Presented in the following table are CMS Energy's and Consumers' guarantees at December 31, 2024:

						In Millions
Guarantee Description	Issue Date	Expiration Date	Maximum Obligation		Carrying Amount	
CMS Energy, including Consumers						
Indemnity obligations from sale of membership interests in VIEs[1]	various	indefinite	$	258	$	—
Indemnity obligations from stock and asset sale agreements[2]	various	indefinite		153		1
Guarantee[3]	2011	indefinite		30		—
Consumers						
Guarantee[3]	2011	indefinite	$	30	$	—

[1]   These obligations arose from the sale of membership interests in Aviator Wind, Newport Solar Holdings, and NWO Holdco to tax equity investors. NorthStar Clean Energy provided certain indemnity obligations that protect the tax equity investors against losses incurred as a result of breaches of representations and warranties under the associated limited liability company agreements. These obligations are generally capped at an amount equal to the tax equity investor's capital contributions plus a specified return, less any distributions and tax benefits it receives, in connection with its membership interest. For any indemnity obligations related to Aviator Wind, NorthStar Clean Energy would recover 49 percent of any amounts paid to the tax equity investor from the other owner of Aviator Wind Equity Holdings. Additionally, Aviator Wind holds insurance coverage that would partially protect against losses incurred as a result of certain failures to qualify for production tax credits. For further details on NorthStar Clean Energy's ownership interest in Aviator Wind, Newport Solar Holdings, and NWO Holdco, see Note 18, Variable Interest Entities.

[2]   These obligations arose from stock and asset sale agreements under which CMS Energy or a subsidiary of CMS Energy indemnified the purchaser for losses resulting from various matters, including claims related to taxes. The maximum obligation amount is mostly related to an Equatorial Guinea tax claim.

This obligation comprises a guarantee provided by Consumers to the U.S. Department of Energy in connection with a settlement agreement regarding damages resulting from the department's failure to accept spent nuclear fuel from nuclear power plants formerly owned by Consumers.

Additionally, in the normal course of business, CMS Energy, Consumers, and certain other subsidiaries of CMS Energy have entered into various agreements containing tax and other indemnity provisions for which they are unable to estimate the maximum potential obligation. CMS Energy and Consumers consider the likelihood that they would be required to perform or incur substantial losses related to these indemnities and those disclosed in the table to be remote.

Other Contingencies

In addition to the matters disclosed in this Note and Note 2, Regulatory Matters, there are certain other lawsuits and administrative proceedings before various courts and governmental agencies, as well as unasserted claims that may result in such proceedings, arising in the ordinary course of business to which CMS Energy, Consumers, and certain other subsidiaries of CMS Energy are parties. These other lawsuits, proceedings, and unasserted claims may involve personal injury, property damage, contracts, environmental matters, federal and state taxes, rates, licensing, employment, and other matters. Further, CMS Energy and Consumers occasionally self-report certain regulatory non-compliance matters that may or may not eventually result in administrative proceedings. CMS Energy and Consumers believe that the outcome of any one of these proceedings and potential claims will not have a material negative effect on their consolidated results of operations, financial condition, or liquidity.

Contractual Commitments

Purchase Obligations: Purchase obligations arise from long-term contracts for the purchase of commodities and related services, and construction and service agreements. The commodities and related services include long-term PPAs, natural gas and associated transportation, and coal and associated transportation. Related-party PPAs are between Consumers and certain affiliates of NorthStar Clean Energy. Presented in the following table are CMS Energy's and Consumers' contractual purchase obligations at December 31, 2024 for each of the periods shown:

							In Millions
				Payments Due			
	Total	2025	2026	2027	2028	2029	Beyond 2029
CMS Energy, including Consumers							
Total PPAs	$ 7,006	$ 659	$ 662	$ 698	$ 677	$ 678	$ 3,632
Other	4,432	1,780	1,095	670	461	239	187
Total purchase obligations	$11,438	$ 2,439	$ 1,757	$ 1,368	$ 1,138	$ 917	$ 3,819
Consumers							
PPAs							
MCV PPA	$ 1,297	$ 265	$ 233	$ 218	$ 222	$ 239	$ 120
Related-party PPAs	60	29	15	16	—	—	—
Other PPAs	5,649	365	414	464	455	439	3,512
Total PPAs	$ 7,006	$ 659	$ 662	$ 698	$ 677	$ 678	$ 3,632
Other	3,371	1,412	958	518	365	116	2
Total purchase obligations	$10,377	$ 2,071	$ 1,620	$ 1,216	$ 1,042	$ 794	$ 3,634

MCV PPA: Consumers has a PPA with the MCV Partnership giving Consumers the right to purchase up to 1,240 MW of capacity and energy produced by the MCV Facility through May 2030. The MCV PPA provides for:

- a capacity charge of $10.14 per MWh of available capacity through March 2025 and $5.00 per MWh of available capacity from March 2025 through the termination date of the PPA
- a fixed energy charge of $6.30 per MWh for on-peak hours and $6.00 for off-peak hours
- a variable energy charge based on the MCV Partnership's cost of production for energy delivered to Consumers
- a $5 million annual contribution by the MCV Partnership to a renewable resources program through March 2025

Capacity and energy charges under the MCV PPA were $358 million in 2024, $340 million in 2023, and $519 million in 2022.

Other PPAs: Consumers has PPAs expiring through 2047 with various counterparties. The majority of the PPAs have capacity and energy charges for delivered energy. Capacity and energy charges under these PPAs were $565 million in 2024, $498 million in 2023, and $510 million in 2022. In addition, CMS Energy and Consumers account for several of their PPAs as leases. See Note 8, Leases for more information about CMS Energy's and Consumers' lease obligations.

4:   Financings and Capitalization

Presented in the following table is CMS Energy's long-term debt at December 31:

In Millions, Except Interest Rate and Maturity

	Interest Rate (%)	Maturity	2024	2023
CMS Energy, including Consumers				
CMS Energy, parent only				
Senior notes	3.875	2024	$ —	$ 250
	3.600	2025	250	250
	3.000	2026	300	300
	2.950	2027	275	275
	3.450	2027	350	350
	4.700	2043	250	250
	4.875	2044	300	300
			$ 1,725	$ 1,975
Convertible senior notes[1]	3.375	2028	$ 800	$ 800
Junior subordinated notes[2]	4.750 [3]	2050	$ 500	$ 500
	3.750 [4]	2050	400	400
	5.625	2078	200	200
	5.875	2078	280	280
	5.875	2079	630	630
			$ 2,010	$ 2,010
Term loan facilities	variable [5]	2025	$ 90	$ —
	variable [6]	2025	400	—
			$ 490	$ —
Total CMS Energy, parent only			$ 5,025	$ 4,785
CMS Energy subsidiaries				
Consumers			$ 11,370	$ 10,863
NorthStar Clean Energy, including subsidiaries				
Revolving credit facility	variable [7]	2027	150	—
Total principal amount outstanding			$ 16,545	$ 15,648
Current amounts			(1,192)	(975)
Unamortized discounts			(29)	(30)
Unamortized issuance costs			(130)	(135)
Total long-term debt			$ 15,194	$ 14,508

[1]   Holders of the convertible senior notes may convert their notes at their option in accordance with the conditions outlined in the related indenture. CMS Energy will settle conversions of the notes in accordance with the terms outlined in the related indenture. The conversion rate will be subject to adjustment for anti-dilutive events and fundamental change and redemption provisions as described in the related indenture.

There are no sinking fund requirements for the notes. At December 31, 2024, the conversion price for the notes was $73.93 per share of common stock. Unamortized debt costs associated with this issuance were $9 million at December 31, 2024.

[2] These unsecured obligations rank subordinate and junior in right of payment to all of CMS Energy's existing and future senior indebtedness.

[3] On June 1, 2030, and every five years thereafter, the notes will reset to an interest rate equal to the five-year treasury rate plus 4.116 percent.

[4] On December 1, 2030, and every five years thereafter, the notes will reset to an interest rate equal to the five-year treasury rate plus 2.900 percent.

[5] The delayed-draw unsecured term loan credit facility has an interest rate of Term SOFR plus 0.900 percent. At December 31, 2024, borrowings under the term loan credit facility had a weighted-average interest rate of 5.245 percent.

[6] The delayed-draw unsecured term loan credit facility has an interest rate of one-month Term SOFR plus 0.850 percent. At December 31, 2024, borrowings under the term loan credit facility had a weighted-average interest rate of 5.403 percent.

[7] Loans under this facility have an interest rate of one-month Term SOFR plus 1.750 percent less an adjustment of 0.050 percent for green credit advances. At December 31, 2024, the weighted-average interest rate for the loans issued under this facility was 6.097 percent.

Presented in the following table is Consumers' long-term debt at December 31:

	Interest Rate (%)	Maturity	2024	2023
			In Millions, Except Interest Rate and Maturity	
Consumers				
First mortgage bonds				
	3.125	2024	$ —	$ 250
	3.190	2024	—	52
	5.240	2026	115	115
	3.680	2027	100	100
	3.390	2027	35	35
	4.650	2028	425	425
	3.800	2028	300	300
	4.900	2029	500	500
	5.070	2029	50	50
	4.600	2029	600	—
	4.700	2030	700	—
	5.170	2032	95	95
	3.600	2032	350	350
	3.180	2032	100	100
	4.625	2033	700	700
	5.800	2035	175	175
	5.380	2037	140	140
	3.520	2037	335	335
	4.010	2038	215	215
	6.170	2040	50	50
	4.970	2040	50	50
	4.310	2042	263	263
	3.950	2043	425	425
	4.100	2045	250	250
	3.250	2046	450	450
	3.950	2047	350	350
	4.050	2048	550	550
	4.350	2049	550	550
	3.750	2050	300	300
	3.100	2050	550	550
	3.500	2051	575	575
	2.650	2052	300	300
	4.200	2052	450	450
	3.860	2052	50	50
	4.280	2057	185	185
	2.500	2060	525	525
	4.350	2064	250	250
	variable [1]	2069	76	76
	variable [1]	2070	134	134
	variable [1]	2070	127	127
			$ 11,395	$ 10,397

	Interest Rate (%)	Maturity	2024	2023
Tax-exempt revenue bonds	0.875 [2]	2035	$ 35	$ 35
	3.350 [3]	2049	75	75
			$ 110	$ 110
2014 Securitization bonds	3.528 [4]	2029 [5]	$ 112	$ 141
2023 Securitization bonds	5.322 [6]	2028-2031 [5]	588	646
			$ 700	$ 787
Total principal amount outstanding			$ 12,205	$ 11,294
Current amounts			(452)	(725)
Long-term debt – related parties[7] principal amount outstanding		2043-2060	(835)	(431)
Unamortized discounts			(27)	(28)
Unamortized issuance costs			(73)	(73)
Total long-term debt			$ 10,818	$ 10,037

In Millions, Except Interest Rate and Maturity

[1]   The variable-rate bonds bear interest quarterly at a rate of three-month SOFR minus 0.038 percent, subject to a zero-percent floor. At December 31, 2024, the interest rates were 4.320 percent for bonds due September 2069, 4.483 percent for bonds due May 2070, and 4.551 percent for bonds due October 2070. The interest rate for the variable-rate bonds at December 31, 2023 were 5.346 percent, 5.329 percent, and 5.368 percent, respectively. The holders of these variable-rate bonds may put them to Consumers for redemption on certain dates prior to their stated maturity, including dates within one year of December 31, 2024.

[2]   The interest rate on these tax-exempt revenue bonds will reset on October 8, 2026.

[3]   The interest rate on these tax-exempt revenue bonds will reset on October 1, 2027.

[4]   The weighted-average interest rate for Consumers' securitization bonds issued through its subsidiary, Consumers 2014 Securitization Funding, was 3.528 percent at December 31, 2024 and 3.421 percent at December 31, 2023.

[5]   Principal and interest payments are made semiannually.

[6]   The weighted-average interest rate for Consumers' securitization bonds issued through its subsidiary, Consumers 2023 Securitization Funding, was 5.322 percent at December 31, 2024 and 5.342 percent at December 31, 2023.

[7]   Long-term debt – related parties reflects Consumers' outstanding debt held by its parent as a result of CMS Energy's repurchase of Consumers' first mortgage bonds. Unamortized discounts associated with the repurchase of Consumers' first mortgage bonds were $5 million at December 31, 2024 and $3 million at December 31, 2023. Unamortized issuance costs were $7 million at December 31, 2024 and $4 million at December 31, 2023.

Financings: Presented in the following table is a summary of major long-term debt issuances during 2024:

	Principal (In Millions)	Interest Rate (%)	Issuance Date	Maturity Date
CMS Energy, parent only				
Term loan credit agreement	$ 400	variable	September 2024	September 2025
Term loan credit agreement[1]	90	variable	December 2024	December 2025
Total CMS Energy, parent only	$ 490			
Consumers				
First mortgage bonds	$ 600	4.600	January 2024	May 2029
First mortgage bonds	700	4.700	August 2024	January 2030
Total Consumers	$ 1,300			
Total CMS Energy	$ 1,790			

[1] In December 2024, CMS Energy entered into a $200 million unsecured term loan credit agreement and borrowed $90 million. In January 2025, CMS Energy borrowed an additional $70 million bearing an interest rate of 5.206 percent.

In February 2025, certain subsidiaries of NorthStar Clean Energy entered into a $334 million construction financing agreement and borrowed $32 million, bearing an interest rate of 6.600 percent.

Retirements: Presented in the following table is a summary of major long-term debt retirements during 2024:

	Principal (In Millions)	Interest Rate (%)	Retirement Date	Maturity Date
CMS Energy, parent only				
Senior notes	$ 250	3.875	January 2024	March 2024
Total CMS Energy, parent only	$ 250			
Consumers				
First mortgage bonds[1]	$ 250	3.125	September 2024	August 2024
First mortgage bonds	52	3.190	December 2024	December 2024
Total Consumers	$ 302			
Total CMS Energy	$ 552			

[1] First mortgage bonds were repaid the first business day following the maturity date, which did not fall on a business day.

CMS Energy's Purchase of Consumers' First Mortgage Bonds: CMS Energy purchased Consumers' first mortgage bonds with a principal balance of $404 million during 2024 in exchange for cash of $289 million. On a consolidated basis, CMS Energy's repurchase of Consumers' first mortgage bonds was accounted for as a debt extinguishment and resulted in a pre-tax gain of $110 million for the year ended December 31, 2024, which was recorded in other income on CMS Energy's consolidated statements of income. Interest expense related to the repurchased bonds was $19 million for the year ended December 31, 2024.

In 2023, CMS Energy purchased Consumers' first mortgage bonds with a principal balance of $431 million in exchange for cash of $293 million. On a consolidated basis, CMS Energy's repurchase of Consumers' first mortgage bonds resulted in a pre-tax gain of $131 million for the year ended

December 31, 2023. Interest expense related to the repurchased bonds was $5 million for the year ended December 31, 2023.

Regulatory Authorization for Financings: Consumers is required to maintain FERC authorization for financings. Any long-term issuances during the authorization period are exempt from FERC's competitive bidding and negotiated placement requirements. Its current authorization ends on May 2, 2026. In January 2025, Consumers filed an application with the FERC for authority to issue long-term debt securities between February 21, 2025 and February 20, 2027. The application does not seek to replace Consumers' existing authority for short-term securities.

First Mortgage Bonds: Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Consumers' ability to issue first mortgage bonds is restricted by certain provisions in the First Mortgage Bond Indenture and the need for regulatory approvals under federal law. Restrictive issuance provisions in the First Mortgage Bond Indenture include achieving a two-times interest coverage ratio and having sufficient unfunded net property additions.

Securitization Bonds: Certain regulatory assets held by Consumers' subsidiaries, Consumers 2014 Securitization Funding and Consumers 2023 Securitization Funding, collateralize Consumers' securitization bonds. Consumers 2014 Securitization Funding and Consumers 2023 Securitization Funding are distinct subsidiaries. The bondholders of each entity have no recourse to the other's assets or the assets of Consumers. Consumers collects securitization surcharges to cover the principal and interest on the bonds as well as certain other qualified costs. The surcharges collected by Consumers on behalf of each entity are remitted to that subsidiary's account and are not available to creditors of Consumers or creditors of Consumers' affiliates other than the subsidiary that issued the bonds.

Debt Maturities: At December 31, 2024, the aggregate annual maturities for long-term debt for the next five years, based on stated maturities or earlier put dates, were:

										In Millions
		2025		2026		2027		2028		2029
CMS Energy, including Consumers										
Long-term debt										
CMS Energy, parent only	$	740	$	300	$	625	$	800	$	—
NorthStar Clean Energy		—		—		150		—		—
Consumers		452		237		263		843		1,256
Total CMS Energy[1]	$	1,192	$	537	$	1,038	$	1,643	$	1,256
NorthStar Clean Energy, including subsidiaries										
Long-term debt	$	—	$	—	$	150	$	—	$	—
Consumers										
Long-term debt	$	452	$	237	$	263	$	843	$	1,256

Credit Facilities: The following credit facilities with banks were available at December 31, 2024:

								In Millions
Expiration Date		Amount of Facility		Amount Borrowed		Letters of Credit Outstanding		Amount Available
CMS Energy, parent only								
December 14, 2027[1]	$	550	$	—	$	31	$	519
September 30, 2025		50		—		50		—
NorthStar Clean Energy, including subsidiaries								
May 7, 2027[2]	$	150	$	150	$	—	$	—
September 25, 2025[3]		37		—		37		—
Consumers[4]								
December 14, 2027	$	1,100	$	—	$	28	$	1,072
November 18, 2025		250		—		58		192

[1] There were no borrowings under this facility during the year ended December 31, 2024.

[2] Obligations under this facility are secured by certain pledged equity interests in subsidiaries of NorthStar Clean Energy; under the terms of this facility, the interests may not be sold by NorthStar Clean Energy unless there is an agreed-upon substitution for the pledged equity interests. At December 31, 2024, the net book value of the pledged equity interests was $396 million. Also under the terms of this facility, NorthStar Clean Energy may be restricted from remitting cash dividends to CMS Energy in the event of default.

[3] This letter of credit facility is available to Aviator Wind Equity Holdings. For more information regarding Aviator Wind Equity Holdings, see Note 18, Variable Interest Entities.

[4] Obligations under these facilities are secured by first mortgage bonds of Consumers. There were no borrowings under these facilities during the year ended December 31, 2024.

Short-term Borrowings: Under Consumers' commercial paper program, Consumers may issue, in one or more placements, investment-grade commercial paper notes with maturities of up to 365 days at market interest rates. These issuances are supported by Consumers' revolving credit facilities and may have an aggregate principal amount outstanding of up to $500 million. While the amount of outstanding commercial paper does not reduce the available capacity of the revolving credit facilities, Consumers does not intend to issue commercial paper in an amount exceeding the available capacity of the facilities. At December 31, 2024, there were $65 million of commercial paper notes outstanding under this program bearing a weighted-average interest rate of 4.675 percent, recorded as current notes payable on CMS Energy's and Consumers' consolidated balance sheets.

In December 2024, Consumers renewed a short-term credit agreement with CMS Energy, permitting Consumers to borrow up to $500 million at an interest rate of the prior month's average one-month Term SOFR minus 0.100 percent. At December 31, 2024, there were no outstanding borrowings under the agreement.

NorthStar Clean Energy's Supplier Financing Program: Under a supplier financing program, NorthStar Clean Energy agrees to pay a bank that is acting as its payment agent the stated amount of confirmed invoices from participating suppliers on the original maturity dates of the invoices. The bank is required to pay the supplier invoices that have been confirmed as valid under the program in full within 135 days of the invoice date. NorthStar Clean Energy does not provide collateral or a guarantee to the bank in support of its payment obligations under the agreement, nor does it pay a fee for the service. NorthStar Clean Energy or the bank may terminate the supplier financing program agreement upon

30 days prior written notice to the other party. Obligations under this program are accounted for in accounts payable on CMS Energy's consolidated balance sheets. Presented in the following table is the activity under NorthStar Clean Energy's supplier financing program during the year ended December 31, 2024:

	In Millions
Year Ended December 31	2024
Balance of payables under suppler financing program at beginning of period	$ —
Payables confirmed	22
Balance of payables under suppler financing program at end of period	$ 22

Dividend Restrictions: At December 31, 2024, payment of dividends by CMS Energy on its common stock was limited to $8.0 billion under provisions of the Michigan Business Corporation Act of 1972.

Under the provisions of its articles of incorporation, at December 31, 2024, Consumers had $2.3 billion of unrestricted retained earnings available to pay dividends on its common stock to CMS Energy. Provisions of the Federal Power Act and the Natural Gas Act appear to restrict dividends payable by Consumers to the amount of Consumers' retained earnings. Several decisions from FERC suggest that, under a variety of circumstances, dividends from Consumers on its common stock would not be limited to amounts in Consumers' retained earnings. Any decision by Consumers to pay dividends on its common stock in excess of retained earnings would be based on specific facts and circumstances and would be subject to a formal regulatory filing process.

During the year ended December 31, 2024, Consumers paid $795 million in dividends on its common stock to CMS Energy.

Capitalization: The authorized capital stock of CMS Energy consists of:

- 350 million shares of CMS Energy Common Stock, par value $0.01 per share
- 10 million shares of CMS Energy Preferred Stock, par value $0.01 per share

Issuance of Common Stock: In 2023, CMS Energy entered into an equity offering program under which it may sell shares of its common stock having an aggregate sales price of up to $1 billion in privately negotiated transactions, in "at the market" offerings, or through forward sales transactions. In January 2024, CMS Energy settled the remaining forward sale contracts issued under its previous equity offering program by issuing shares at a weighted average price of $70.31 per share, resulting in net proceeds of $266 million.

Presented in the following table are details of CMS Energy's forward sales contracts under its current equity offering program at December 31, 2024:

			Forward Price Per Share	
Contract Date	Maturity Date	Number of Shares	Initial	December 31, 2024
December 16, 2024	November 27, 2025	400,581	$ 69.43	$ 69.53

Under these contracts, CMS Energy may either settle physically by issuing shares of its common stock at the then-applicable forward sale price specified by the agreement or settle net by delivering or receiving cash or shares. CMS Energy may settle the contracts at any time through their maturity dates, and presently intends to physically settle the contracts by delivering shares of its common stock.

The initial forward price in the forward equity sale contracts includes a deduction for commissions and will be adjusted on a daily basis over the term based on an interest rate factor and decreased on certain dates by certain predetermined amounts to reflect expected dividend payments. No amounts are recorded on CMS Energy's consolidated balance sheets until settlements of the forward equity sale contracts occur. If CMS Energy had elected to net share settle or net cash settle the contracts as of December 31, 2024, it would not have been required to deliver shares or pay cash.

Preferred Stock: CMS Energy's Series C preferred stock is traded on the New York Stock Exchange under the symbol CMS PRC. Depositary shares represent a 1/1000th interest in a share of its Series C preferred stock. The Series C preferred stock has no maturity or mandatory redemption date and is not redeemable at the option of the holders. CMS Energy may, at its option, redeem the Series C preferred stock, in whole or in part, at any time on or after July 15, 2026. The Series C preferred stock ranks senior to CMS Energy's common stock with respect to dividend rights and distribution rights upon liquidation. Presented in the following table are details of CMS Energy's Series C preferred stock at December 31, 2024 and 2023:

	Depositary Share Par Value	Depositary Share Optional Redemption Price	Number of Depositary Shares Authorized	Number of Depositary Shares Outstanding
Cumulative, redeemable perpetual	$ 25	$ 25	9,200,000	9,200,000

Preferred Stock of Subsidiary: Consumers' preferred stock is traded on the New York Stock Exchange under the symbol CMS-PB. Presented in the following table are details of Consumers' preferred stock at December 31, 2024 and 2023:

	Par Value	Optional Redemption Price	Number of Shares Authorized	Number of Shares Outstanding
Cumulative, with no mandatory redemption	$ 100	$ 110	7,500,000	373,148

5: Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. When measuring fair value, CMS Energy and Consumers are required to incorporate all assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. A fair value hierarchy prioritizes inputs used to measure fair value according to their observability in the market. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 inputs are observable, market-based inputs, other than Level 1 prices. Level 2 inputs may include quoted prices for similar assets or liabilities in active markets, quoted prices in inactive markets, and inputs derived from or corroborated by observable market data.

- Level 3 inputs are unobservable inputs that reflect CMS Energy's or Consumers' own assumptions about how market participants would value their assets and liabilities.

CMS Energy and Consumers classify fair value measurements within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement in its entirety.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Presented in the following table are CMS Energy's and Consumers' assets and liabilities recorded at fair value on a recurring basis:

					In Millions
	CMS Energy, including Consumers			Consumers	
December 31	2024	2023		2024	2023
Assets[1]					
Cash equivalents	$ 27	$ 18	$	—	$ —
Restricted cash equivalents	75	21		75	21
Nonqualified deferred compensation plan assets	34	30		25	22
Derivative instruments	2	2		2	2
Total assets	$ 138	$ 71	$	102	$ 45
Liabilities[1]					
Nonqualified deferred compensation plan liabilities	$ 34	$ 30	$	25	$ 22
Total liabilities	$ 34	$ 30	$	25	$ 22

[1] All assets and liabilities were classified as Level 1 with the exception of derivative contracts, which were classified as Level 3.

Cash Equivalents: Cash equivalents and restricted cash equivalents consist of money market funds with daily liquidity.

Nonqualified Deferred Compensation Plan Assets and Liabilities: The nonqualified deferred compensation plan assets consist of mutual funds, which are bought and sold only at the discretion of plan participants. The assets are valued using the daily quoted net asset values. CMS Energy and Consumers value their nonqualified deferred compensation plan liabilities based on the fair values of the plan assets, as they reflect the amount owed to the plan participants in accordance with their investment elections. CMS Energy and Consumers report the assets in other non-current assets and the liabilities in other non-current liabilities on their consolidated balance sheets.

Derivative Instruments: CMS Energy and Consumers value their derivative instruments using either a market approach that incorporates information from market transactions, or an income approach that discounts future expected cash flows to a present value amount. CMS Energy's and Consumers' derivatives are classified as Level 3. CMS Energy and Consumers report derivatives in other non-current assets on their consolidated balance sheets.

The majority of derivatives classified as Level 3 are FTRs held by Consumers. Due to the lack of quoted pricing information, Consumers determines the fair value of its FTRs based on Consumers' average historical settlements. There was no material activity within the Level 3 category of derivatives during the periods presented.

6: Financial Instruments

Presented in the following table are the carrying amounts and fair values, by level within the fair value hierarchy, of CMS Energy's and Consumers' financial instruments that are not recorded at fair value. The table excludes cash, cash equivalents, short-term financial instruments, and trade accounts receivable and payable whose carrying amounts approximate their fair values. For information about assets and liabilities recorded at fair value and for additional details regarding the fair value hierarchy, see Note 5, Fair Value Measurements.

In Millions

	December 31, 2024					December 31, 2023				
		Fair Value					Fair Value			
			Level					Level		
	Carrying Amount	Total	1	2	3	Carrying Amount	Total	1	2	3
CMS Energy, including Consumers										
Assets										
Long-term receivables[1]	$ 9	$ 8	$ —	$ —	$ 8	$ 11	$ 11	$ —	$ —	$ 11
Liabilities										
Long-term debt[2]	16,386	14,876	1,018	11,952	1,906	15,483	14,305	1,103	11,186	2,016
Long-term payables[3]	9	9	—	—	9	11	11	—	—	11
Consumers										
Assets										
Long-term receivables[1]	$ 9	$ 8	$ —	$ —	$ 8	$ 11	$ 11	$ —	$ —	$ 11
Notes receivable – related party[4]	94	94	—	—	94	97	97	—	—	97
Liabilities										
Long-term debt[5]	11,270	9,940	—	8,034	1,906	10,762	9,757	—	7,741	2,016
Long-term debt – related party[6]	823	549	—	549	—	424	303	—	303	—
Long-term payables	4	4	—	—	4	5	5	—	—	5

1 Includes current portion of long-term accounts receivable and notes receivable of $4 million at December 31, 2024 and $6 million at December 31, 2023.

2 Includes current portion of long-term debt of $1.2 billion at December 31, 2024 and $975 million at December 31, 2023.

3 Includes current portion of long-term payables of $2 million at December 31, 2024 and December 31, 2023.

[4]   Includes current portion of notes receivable – related party of $7 million at December 31, 2024 and 2023. For more information on notes receivable – related party, see Note 17, Related-party Transactions—Consumers.

[5]   Includes current portion of long-term debt of $452 million at December 31, 2024 and $725 million at December 31, 2023.

[6]   For more information on CMS Energy's repurchases of Consumers' first mortgage bonds, see Note 4, Financings and Capitalization—CMS Energy's Purchase of Consumers' First Mortgage Bonds.

Notes receivable – related party represents Consumers' portion of the DB SERP demand note payable issued by CMS Energy to the DB SERP rabbi trust. The demand note bears interest at an annual rate of 4.10 percent and has a maturity date of 2028.

7: Plant, Property, and Equipment

Presented in the following table are details of CMS Energy's and Consumers' plant, property, and equipment:

In Millions, Except as Noted

December 31	Estimated Depreciable Life in Years	2024	2023
CMS Energy, including Consumers			
Plant, property, and equipment, gross			
Consumers	3 – 125	$ 33,434	$ 31,723
NorthStar Clean Energy			
Independent power production[1]	3 – 40	1,452	1,387
Assets under finance leases[2]		45	24
Other	3 – 5	1	1
Plant, property, and equipment, gross		$ 34,932	$ 33,135
Construction work in progress		2,098	944
Accumulated depreciation and amortization		(9,569)	(9,007)
Total plant, property, and equipment[3]		$ 27,461	$ 25,072
Consumers			
Plant, property, and equipment, gross			
Electric			
Generation	15 – 125	$ 6,576	$ 6,511
Distribution	15 – 75	12,135	11,339
Other	5 – 55	1,307	1,355
Assets under finance leases[2]		119	97
Gas			
Distribution	20 – 85	7,942	7,452
Transmission	17 – 75	3,081	2,806
Underground storage facilities[4]	29 – 75	1,405	1,295
Other	5 – 55	828	815
Assets under finance leases[2]		12	15
Other non-utility property	3 – 51	29	38
Plant, property, and equipment, gross		$ 33,434	$ 31,723
Construction work in progress		1,766	845
Accumulated depreciation and amortization		(9,310)	(8,796)
Total plant, property, and equipment[2]		$ 25,890	$ 23,772

1 A portion of independent power production assets are leased to others under operating leases. For information regarding CMS Energy's operating leases of owned assets, see Note 8, Leases.

2 For information regarding the amortization terms of CMS Energy's and Consumers' assets under finance leases, see Note 8, Leases.

3 Consumers' plant additions were $2.1 billion for the year ended December 31, 2024 and $3.1 billion for the year ended December 31, 2023. Consumers' plant retirements were $390 million for the year ended December 31, 2024 and $856 million for the year ended December 31, 2023.

Underground storage includes base natural gas of $26 million at December 31, 2024 and 2023. Base natural gas is not subject to depreciation.

Intangible Assets: Included in net plant, property, and equipment are intangible assets. Presented in the following table are details about Consumers' intangible assets:

		In Millions, Except as Noted				
		December 31, 2024			December 31, 2023	
Description	Amortization Life in Years	Gross Cost[1]	Accumulated Amortization		Gross Cost[1]	Accumulated Amortization
Consumers						
Software development	3 – 15	$ 679	$ 481		$ 772	$ 543
Rights of way	50 – 85	253	68		229	64
Franchises and consents	5 – 50	16	11		16	11
Leasehold improvements	various[2]	13	7		11	7
Other intangibles	various	28	16		24	15
Total		$ 989	$ 583		$ 1,052	$ 640

[1] Consumers' intangible asset additions were $90 million for the year ended December 31, 2024 and $80 million for the year ended December 31, 2023. Consumers' intangible asset retirements were $153 million for the year ended December 31, 2024 and $142 million for the year ended December 31, 2023.

[2] Leasehold improvements are amortized over the life of the lease, which may change whenever the lease is renewed or extended.

Capitalization: CMS Energy and Consumers record plant, property, and equipment at original cost when placed into service. The cost includes labor, material, applicable taxes, overhead such as pension and other benefits, and AFUDC, if applicable. Consumers' plant, property, and equipment is generally recoverable through its general ratemaking process.

With the exception of utility property for which the remaining book value has been securitized, mothballed utility property stays in rate base and continues to be depreciated at the same rate as before the mothball period. When utility property is retired or otherwise disposed of in the ordinary course of business, Consumers records the original cost to accumulated depreciation, along with associated cost of removal, net of salvage. CMS Energy and Consumers recognize gains or losses on the retirement or disposal of non-regulated assets in income. Consumers records cost of removal collected from customers, but not spent, as a regulatory liability.

Software: CMS Energy and Consumers capitalize the costs to purchase and develop internal-use computer software. These costs are expensed evenly over the estimated useful life of the internal-use computer software. If computer software is integral to computer hardware, then its cost is capitalized and depreciated with the hardware.

AFUDC: Consumers capitalizes AFUDC on regulated major construction projects. AFUDC represents the estimated cost of debt and authorized return-on-equity funds used to finance construction additions. Consumers records the offsetting credit as a reduction of interest for the amount representing the borrowed funds component and as other income for the equity funds component on the consolidated statements of income. When construction is completed and the property is placed in service, Consumers depreciates and recovers the capitalized AFUDC from customers over the life of the related asset. Presented in the following table are Consumers' average AFUDC capitalization rates:

Years Ended December 31	2024	2023	2022
Electric	6.9%	6.5%	6.2%
Gas	5.8	5.8	5.6

Assets Under Finance Leases: Presented in the following table are further details about changes in CMS Energy's and Consumers' assets under finance leases:

			In Millions	
Years Ended December 31		2024		2023
CMS Energy, including Consumers				
Balance at beginning of period	$	136	$	170
Additions		55		—
Net retirements and other adjustments		(15)		(34)
Balance at end of period	$	176	$	136
Consumers				
Balance at beginning of period	$	112	$	146
Additions		34		—
Net retirements and other adjustments		(15)		(34)
Balance at end of period	$	131	$	112

Assets under finance leases are presented as gross amounts. CMS Energy's, including Consumers', accumulated amortization of assets under finance leases was $57 million at December 31, 2024 and $65 million at December 31, 2023. Consumers' accumulated amortization of assets under finance leases was $55 million at December 31, 2024 and $64 million at December 31, 2023.

Depreciation and Amortization: Presented in the following table are further details about CMS Energy's and Consumers' accumulated depreciation and amortization:

			In Millions	
Years Ended December 31		2024		2023
CMS Energy, including Consumers				
Utility plant assets	$	9,307	$	8,790
Non-utility plant assets		262		217
Consumers				
Utility plant assets	$	9,307	$	8,790
Non-utility plant assets		3		6

Consumers depreciates utility property on an asset-group basis, in which it applies a single MPSC-approved depreciation rate to the gross investment in a particular class of property within the electric and gas segments. Consumers performs depreciation studies periodically to determine appropriate group lives. Presented in the following table are the composite depreciation rates for Consumers' segment properties:

Years Ended December 31	2024	2023	2022
Electric utility property	3.6%	3.8%	3.7%
Gas utility property	2.5	2.8	2.9
Other property	7.1	7.8	8.9

CMS Energy and Consumers record property repairs and minor property replacement as maintenance expense. CMS Energy and Consumers record planned major maintenance activities as operating expense unless the cost represents the acquisition of additional long-lived assets or the replacement of an existing long-lived asset.

Presented in the following table are the components of CMS Energy's and Consumers' depreciation and amortization expense:

						In Millions
Years Ended December 31		2024		2023		2022
CMS Energy, including Consumers						
Depreciation expense – plant, property, and equipment	$	1,041	$	1,050	$	990
Amortization expense						
Software		81		92		103
Other intangible assets		5		5		5
Other regulatory assets		2		—		—
Securitized regulatory assets		111		33		28
Total depreciation and amortization expense	$	1,240	$	1,180	$	1,126
Consumers						
Depreciation expense – plant, property, and equipment	$	992	$	1,007	$	952
Amortization expense						
Software		81		92		103
Other intangible assets		5		5		5
Other regulatory assets		2		—		—
Securitized regulatory assets		111		33		28
Total depreciation and amortization expense	$	1,191	$	1,137	$	1,088

Presented in the following table is Consumers' estimated amortization expense on intangible assets for each of the next five years:

										In Millions
		2025		2026		2027		2028		2029
Consumers										
Intangible asset amortization expense	$	94	$	90	$	83	$	77	$	75

Jointly Owned Regulated Utility Facilities

Presented in the following table are Consumers' investments in jointly owned regulated utility facilities at December 31, 2024:

	J.H. Campbell Unit 3	Ludington	*In Millions, Except Ownership Share* Other
Ownership share	93.3%	51.0%	various
Utility plant in service	$ 1,725	$ 621	$ 445
Accumulated provision for depreciation	(856)	(242)	(95)
Plant under construction	—	13	29
Net investment	$ 869	$ 392	$ 379

Consumers includes its share of the direct expenses of the jointly owned plants in operating expenses. Consumers shares operation, maintenance, and other expenses of these jointly owned utility facilities in proportion to each participant's undivided ownership interest. Consumers is required to provide only its share of financing for the jointly owned utility facilities.

Consumers plans to retire the J.H. Campbell coal-fueled generating units and, in 2022, removed an amount representing the projected remaining book value of the electric generating units upon their retirement from total plant, property, and equipment and recorded it as a regulatory asset on its consolidated balance sheets. For additional details, see Note 2, Regulatory Matters.

Consumers and DTE Electric are engaged in ongoing litigation with TAES and Toshiba related to TAES' incomplete, defective, and nonconforming work during a major overhaul and upgrade of Ludington. For additional details on this dispute, see Note 3, Contingencies and Commitments—Ludington Overhaul Contract Dispute.

8: Leases

Lessee

CMS Energy and Consumers lease various assets from third parties, including coal-carrying railcars, real estate, service vehicles, and gas pipeline capacity. In addition, CMS Energy and Consumers account for several of their PPAs as leases.

CMS Energy and Consumers do not record right-of-use assets or lease liabilities on their consolidated balance sheets for rentals with lease terms of 12 months or less, most of which are for the lease of real estate and service vehicles. Lease expense for these rentals is recognized on a straight-line basis over the lease term.

CMS Energy and Consumers include future payments for all renewal options, fair market value extensions, and buyout provisions reasonably certain of exercise in their measurement of lease right-of-use assets and lease liabilities. In addition, certain leases for service vehicles contain end-of-lease adjustment clauses based on proceeds received from the sale or disposition of the vehicles. CMS Energy and Consumers also include executory costs in the measurement of their right-of-use assets and lease liabilities, except for maintenance costs related to their coal-carrying railcar leases.

Most of Consumers' PPAs contain provisions at the end of the initial contract terms to renew the agreements annually under mutually agreed-upon terms at the time of renewal. Energy and capacity payments that vary depending on quantities delivered are recognized as variable lease costs when incurred. Consumers accounts for a PPA with one of CMS Energy's equity method subsidiaries as a finance lease.

Presented in the following table is information about CMS Energy's and Consumers' lease right-of-use assets and lease liabilities:

	CMS Energy, including Consumers		Consumers	
December 31	2024	2023	2024	2023
Operating leases				
Right-of-use assets[1]	$ 24	$ 26	$ 20	$ 23
Lease liabilities				
Current lease liabilities[2]	3	4	3	4
Non-current lease liabilities[3]	21	22	17	19
Finance leases				
Right-of-use assets	119	71	76	48
Lease liabilities[4]				
Current lease liabilities	4	5	4	5
Non-current lease liabilities	112	62	69	39
Weighted-average remaining lease term (in years)				
Operating leases	20	19	19	18
Finance leases	26	19	22	11
Weighted-average discount rate				
Operating leases	5.3%	5.2%	5.4%	5.3%
Finance leases[5]	5.8	5.3	4.8	1.5

In Millions, Except as Noted

[1] CMS Energy's and Consumers' operating right-of-use lease assets are reported as other non-current assets on their consolidated balance sheets.

[2] The current portion of CMS Energy's and Consumers' operating lease liabilities are reported as other current liabilities on their consolidated balance sheets.

[3] The non-current portion of CMS Energy's and Consumers' operating lease liabilities are reported as other non-current liabilities on their consolidated balance sheets.

[4] Includes related-party lease liabilities of $23 million, of which less than $1 million was current, at December 31, 2024 and 2023.

[5] This rate excludes the impact of Consumers' pipeline agreements and long-term PPAs accounted for as finance leases. The required capacity payments under these agreements, when compared to the underlying fair value of the leased assets, result in effective interest rates that exceed market rates for leases with similar terms.

CMS Energy and Consumers report operating, variable, and short-term lease costs as operating expenses on their consolidated statements of income, except for certain amounts that may be capitalized to other assets. Presented in the following table is a summary of CMS Energy's and Consumers' total lease costs:

				In Millions
Years Ended December 31		2024		2023
CMS Energy, including Consumers				
Operating lease costs	$	6	$	6
Finance lease costs				
Amortization of right-of-use assets		6		9
Interest on lease liabilities		16		15
Variable lease costs		107		107
Short-term lease costs		13		14
Total lease costs	$	148	$	151
Consumers				
Operating lease costs	$	5	$	5
Finance lease costs				
Amortization of right-of-use assets		5		8
Interest on lease liabilities		13		13
Variable lease costs		107		107
Short-term lease costs		12		14
Total lease costs	$	142	$	147

Presented in the following table is supplemental cash flow information related to CMS Energy's and Consumers' lease liabilities:

				In Millions
Years Ended December 31		2024		2023
CMS Energy, including Consumers				
Cash paid for amounts included in the measurement of lease liabilities				
Cash used in operating activities for operating leases	$	6	$	6
Cash used in operating activities for finance leases		15		15
Cash used in financing activities for finance leases		6		8
Lease liabilities arising from obtaining right-of-use assets				
Operating leases		3		1
Finance leases		55		—
Consumers				
Cash paid for amounts included in the measurement of lease liabilities				
Cash used in operating activities for operating leases	$	5	$	6
Cash used in operating activities for finance leases		13		13
Cash used in financing activities for finance leases		5		8
Lease liabilities arising from obtaining right-of-use assets				
Operating leases		1		1
Finance leases		34		—

Presented in the following table are the minimum rental commitments under CMS Energy's and Consumers' non‑cancelable leases:

									In Millions
				Finance Leases					
December 31, 2024	Operating Leases		Pipelines and PPAs		Land and Other		Total		
CMS Energy, including Consumers									
2025	$	4	$	13	$	7	$	20	
2026		3		13		7		20	
2027		2		13		5		18	
2028		2		13		5		18	
2029		2		13		5		18	
2030 and thereafter		29		13		177		190	
Total minimum lease payments	$	42	$	78	$	206	$	284	
Less discount		18		50		118		168	
Present value of minimum lease payments	$	24	$	28	$	88	$	116	
Consumers									
2025	$	4	$	13	$	4	$	17	
2026		3		13		4		17	
2027		2		13		3		16	
2028		2		13		2		15	
2029		1		13		2		15	
2030 and thereafter		23		13		71		84	
Total minimum lease payments	$	35	$	78	$	86	$	164	
Less discount		15		50		41		91	
Present value of minimum lease payments	$	20	$	28	$	45	$	73	

Lessor

CMS Energy and Consumers are the lessor under power sales and natural gas delivery agreements that are accounted for as leases.

CMS Energy has power sales agreements that are accounted for as operating leases. In addition to fixed payments, these agreements have variable payments based on energy delivered. For the year ended December 31, 2024, lease revenue from these power sales agreements was $105 million, which included variable lease payments of $61 million. For the year ended December 31, 2023, lease revenue from these power sales agreements was $116 million, which included variable lease payments of $74 million.

Presented in the following table are the minimum rental payments to be received under CMS Energy's non-cancelable operating leases:

		In Millions
December 31, 2024		
2025	$	44
2026		18
Total minimum lease payments	$	62

Consumers has a natural gas transportation agreement with a subsidiary of CMS Energy that extends through 2038, related to a pipeline owned by Consumers. This agreement is accounted for as a direct finance lease and will automatically extend annually unless terminated by either party. The effects of the lease are eliminated on CMS Energy's consolidated financial statements.

Minimum rental payments to be received under Consumers' direct financing lease are less than $1 million for each of the next five years and $6 million for the years thereafter. The lease receivable was $6 million as of December 31, 2024, which does not include unearned income of $5 million.

9:   Asset Retirement Obligations

CMS Energy and Consumers record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. If a reasonable estimate of fair value cannot be made in the period in which the ARO is incurred, such as for assets with indeterminate lives, the liability is recognized when a reasonable estimate of fair value can be made. CMS Energy and Consumers have not recorded liabilities associated with the closure of their hydroelectric facilities and certain gas wells that have an indeterminate life or for assets that have immaterial cumulative disposal costs, such as substation batteries.

CMS Energy and Consumers calculate the fair value of ARO liabilities using an expected present-value technique that reflects assumptions about costs and inflation, and uses a credit-adjusted risk-free rate to discount the expected cash flows. CMS Energy's ARO liabilities are primarily at Consumers.

Presented below are the categories of assets that CMS Energy and Consumers have legal obligations to remove at the end of their useful lives and for which they have an ARO liability recorded:

ARO Description	In-service Date	Long-lived Assets
Closure of coal ash disposal areas	various	Generating plants coal ash areas
Gas distribution cut, purge, and cap	various	Gas distribution mains and services
Asbestos abatement	1973	Electric and gas utility plant
Closure of renewable generation assets	various	Wind and solar generation facilities
Gas wells plug and abandon	various	Gas transmission and storage

Presented in the following tables are the changes in CMS Energy's and Consumers' ARO liabilities:

In Millions

Company and ARO Description	ARO Liability 12/31/2023		Incurred		Settled		Accretion		Cash Flow Revisions		ARO Liability 12/31/2024
CMS Energy, including Consumers											
Consumers	$	739	$	1	$	(69)	$	33	$	(10)	$	694
Renewable generation assets		32		—		—		2		—		34
Total CMS Energy	$	771	$	1	$	(69)	$	35	$	(10)	$	728
Consumers											
Coal ash disposal areas	$	268	$	1	$	(51)	$	12	$	—	$	230
Gas distribution cut, purge, and cap		290		—		(9)		15		(1)		295
Asbestos abatement		51		—		(7)		2		(9)		37
Renewable generation assets		102		—		—		3		—		105
Gas wells plug and abandon		28		—		(2)		1		—		27
Total Consumers	$	739	$	1	$	(69)	$	33	$	(10)	$	694

In May 2024, the EPA finalized a rule regulating CCR impoundments at electric generating facilities that became inactive prior to the effective date of a rule published in 2015 regulating CCRs under RCRA. Additionally, the EPA established groundwater monitoring, corrective action, closure, and post-closure care requirements for CCR surface impoundments and landfills closed prior to the effective date of the 2015 CCR rule, but that do not meet the closure technical and performance standards of the May 2024 rule. These include inactive CCR landfills that were previously exempted from regulation but that are now considered CCR management units. In response to the new rule, Consumers recorded an immaterial increase to its existing ARO and is performing a review of legacy impoundments and of other parts of the 2024 rule. If needed, Consumers will record an incremental ARO for legacy impoundments when a reasonable estimate of the fair value of the associated costs can be made; any resulting ARO could be material. Consumers has historically been authorized to recover in electric rates costs related to coal ash disposal sites.

In Millions

Company and ARO Description	ARO Liability 12/31/2022		Incurred		Settled		Accretion		Cash Flow Revisions		ARO Liability 12/31/2023
CMS Energy, including Consumers											
Consumers	$	722	$	4	$	(28)	$	32	$	9	$	739
Renewable generation assets		24		7		—		1		—		32
Total CMS Energy	$	746	$	11	$	(28)	$	33	$	9	$	771
Consumers											
Coal ash disposal areas	$	272	$	—	$	(15)	$	11	$	—	$	268
Gas distribution cut, purge, and cap		287		—		(10)		14		(1)		290
Asbestos abatement		39		—		(1)		3		10		51
Renewable generation assets		95		4		—		3		—		102
Gas wells plug and abandon		29		—		(2)		1		—		28
Total Consumers	$	722	$	4	$	(28)	$	32	$	9	$	739

10: Retirement Benefits

Benefit Plans: CMS Energy and Consumers provide pension, OPEB, and other retirement benefits to eligible employees under a number of different plans. These plans include:

- non-contributory, qualified DB Pension Plans (closed to new non-union participants as of July 1, 2003 and closed to new union participants as of September 1, 2005)
- a non-contributory, qualified DCCP for employees hired on or after July 1, 2003
- benefits to certain management employees under a non-contributory, nonqualified DB SERP (closed to new participants as of March 31, 2006)
- a non-contributory, nonqualified DC SERP for certain management employees hired or promoted on or after April 1, 2006
- a contributory, qualified defined contribution 401(k) plan
- health care and life insurance benefits under an OPEB Plan

DB Pension Plans: Participants in the pension plans include present and former employees of CMS Energy and Consumers, including certain present and former affiliates and subsidiaries. Pension plan trust assets are not distinguishable by company. Effective December 31, 2017, CMS Energy's and Consumers' then-existing pension plan was amended to include only retired and former employees already covered; this amended plan is referred to as DB Pension Plan B. Also effective December 31, 2017, active employees were moved to a newly created pension plan, referred to as DB Pension Plan A, whose benefits mirror those provided under DB Pension Plan B. Maintaining separate plans for the two groups allows CMS Energy and Consumers to employ a more targeted investment strategy and provides additional opportunities to mitigate risk and volatility.

DCCP: CMS Energy and Consumers provide an employer contribution to the DCCP 401(k) plan for employees hired on or after July 1, 2003. The contribution ranges from five percent to ten percent of base pay, depending on years of service and employee class. Employees are not required to contribute in order to receive the plan's employer contribution. DCCP expense for CMS Energy, including Consumers, was $53 million for the year ended December 31, 2024, $51 million for the year ended December 31, 2023, and $48 million for the year ended December 31, 2022. DCCP expense for Consumers was $52 million for the year ended December 31, 2024, $50 million for the year ended December 31, 2023, and $48 million for the year ended December 31, 2022.

DB SERP: The DB SERP is a nonqualified plan as defined by the Internal Revenue Code. DB SERP benefits are paid from a rabbi trust. The trust assets are not considered plan assets under ASC 715. DB SERP rabbi trust earnings are taxable. Presented in the following table are the fair values of trust assets and ABO for CMS Energy's and Consumers' DB SERP:

			In Millions	
Years Ended December 31		2024		2023
CMS Energy, including Consumers				
Trust assets	$	127	$	132
ABO		105		115
Consumers				
Trust assets	$	95	$	98
ABO		76		83

Neither CMS Energy nor Consumers made any contributions to the DB SERP in 2024 or 2023.

DC SERP: On April 1, 2006, CMS Energy and Consumers implemented a DC SERP and froze further new participation in the DB SERP. The DC SERP provides participants benefits ranging from five percent to 15 percent of total compensation. The DC SERP requires a minimum of five years of participation before vesting. CMS Energy's and Consumers' contributions to the plan, if any, are placed in a grantor trust. For CMS Energy and Consumers, trust assets were $17 million at December 31, 2024 and $14 million at December 31, 2023. DC SERP assets are included in other non-current assets on CMS Energy's and Consumers' consolidated balance sheets. CMS Energy's and Consumers' DC SERP expense was $1 million for the years ended December 31, 2024, 2023, and 2022.

401(k) Plan: The 401(k) plan employer match equals four to six percent of employee eligible contributions based on an employee's wages and class. The total 401(k) plan cost for CMS Energy, including Consumers, was $41 million for the years ended December 31, 2024 and 2023, and $44 million for the year ended December 31, 2022. The total 401(k) plan cost for Consumers was $39 million for the year ended December 31, 2024, $40 million for the year ended December 31, 2023, and $43 million for the year ended December 31, 2022.

Health-related OPEB Plan: Participants in the health-related OPEB Plan include regular full-time employees covered by the employee health care plan on the day before retirement from either CMS Energy or Consumers at age 55 or older with at least 10 full years of applicable continuous service and hired before January 1, 2007 for non-union participants and hired before September 1, 2010 for union participants. Regular full-time employees who qualify for disability retirement under the DB Pension Plans or are disabled and covered by the DCCP and who have 15 years of applicable continuous service may also participate in the OPEB Plan. Retiree health care costs were based on the assumption that costs would increase 8.50 percent in 2025 and 8.00 percent in 2024 for those under 65 and would increase 10.25 percent in 2025 and 8.50 percent in 2024 for those over 65. The rate of increase was assumed to decline to 4.75 percent by 2033 and thereafter for all retirees.

Assumptions: Presented in the following table are the weighted-average assumptions used in CMS Energy's and Consumers' retirement benefit plans to determine benefit obligations and net periodic benefit cost:

December 31	2024	2023	2022
CMS Energy, including Consumers			
Weighted average for benefit obligations[1]			
Discount rate[2]			
DB Pension Plan A	5.73%	5.05%	5.24%
DB Pension Plan B	5.59	4.95	5.14
DB SERP	5.56	4.94	5.13
OPEB Plan	5.69	5.02	5.21
Rate of compensation increase			
DB Pension Plan A	3.70	3.60	3.60
DB SERP[3]	—	—	5.50
Weighted average for net periodic benefit cost[1]			
Service cost discount rate[2,4]			
DB Pension Plan A	5.08%	5.27%	3.09%
DB SERP[3]	—	5.18	3.09
OPEB Plan	5.12	5.31	3.23
Interest cost discount rate[2,4]			
DB Pension Plan A	4.93	5.12	2.44
DB Pension Plan B	4.87	5.06	2.21
DB SERP	4.87	5.06	2.21
OPEB Plan	4.91	5.10	2.45
Expected long-term rate of return on plan assets[5]			
DB Pension Plans	7.50	7.20	6.50
OPEB Plan	7.50	7.20	6.50
Rate of compensation increase			
DB Pension Plan A	3.60	3.60	3.60
DB SERP[3]	—	5.50	5.50

[1]   The mortality assumption for benefit obligations was based on the Pri-2012 Mortality Table, with improvement scale MP-2021. The mortality assumption for net periodic benefit cost was based on the Pri-2012 Mortality Table, with improvement scale MP-2021.

[2]   The discount rate reflects the rate at which benefits could be effectively settled and is equal to the equivalent single rate resulting from a yield-curve analysis. This analysis incorporated the projected benefit payments specific to CMS Energy's and Consumers' DB Pension Plans and OPEB Plan and the yields on high-quality corporate bonds rated Aa or better.

[3]   The last active participant in the DB SERP retired in 2023. Thus, the determination of the associated benefit obligation and net periodic benefit cost no longer assumes a rate of compensation increase nor a service cost discount rate.

[4]   CMS Energy and Consumers have elected to use a full-yield-curve approach in the estimation of service cost and interest cost; this approach applies individual spot rates along the yield curve to future projected benefit payments based on the time of payment.

CMS Energy and Consumers determined the long-term rate of return using historical market returns, the present and expected future economic environment, the capital market principles of risk and return, and the expert opinions of individuals and firms with financial market knowledge. CMS Energy and Consumers considered the asset allocation of the portfolio in forecasting the future expected total return of the portfolio. The goal was to determine a long-term rate of return that could be incorporated into the planning of future cash flow requirements in conjunction with the change in the liability. Annually, CMS Energy and Consumers review for reasonableness and appropriateness the forecasted returns for various classes of assets used to construct an expected return model. CMS Energy's and Consumers' expected long-term rate of return on the assets of the DB Pension Plans was 7.50 percent in 2024. The actual return (loss) on the assets of the DB Pension Plans was 3.6 percent in 2024, 12.6 percent in 2023, and (15.9) percent in 2022.

Costs: Presented in the following table are the costs (credits) and other changes in plan assets and benefit obligations incurred in CMS Energy's and Consumers' retirement benefit plans:

						In Millions
	DB Pension Plans and DB SERP			OPEB Plan		
Years Ended December 31	2024	2023	2022	2024	2023	2022
CMS Energy, including Consumers						
Net periodic credit						
Service cost	$ 28	$ 29	$ 41	$ 11	$ 12	$ 17
Interest cost	109	112	84	43	44	28
Settlement loss	—	—	1	—	—	—
Expected return on plan assets	(234)	(220)	(206)	(115)	(103)	(115)
Amortization of:						
Net loss	12	12	40	4	12	1
Prior service cost (credit)	4	4	4	(31)	(41)	(51)
Settlement loss	11	11	9	—	—	—
Net periodic credit	$ (70)	$ (52)	$ (27)	$ (88)	$ (76)	$ (120)
Consumers						
Net periodic credit						
Service cost	$ 27	$ 28	$ 39	$ 11	$ 11	$ 17
Interest cost	102	105	79	41	42	27
Expected return on plan assets	(221)	(208)	(194)	(107)	(95)	(107)
Amortization of:						
Net loss	11	11	37	4	12	—
Prior service cost (credit)	4	4	4	(30)	(40)	(50)
Settlement loss	11	11	9	—	—	—
Net periodic credit	$ (66)	$ (49)	$ (26)	$ (81)	$ (70)	$ (113)

In Consumers' electric and gas rate cases, the MPSC approved a mechanism allowing Consumers to defer for future recovery or refund pension and OPEB expenses above or below the amounts used to set existing rates. Amounts deferred will be collected from or refunded to customers over ten years. At December 31, 2024, CMS Energy, including Consumers, had deferred $15 million of pension credits and $11 million of OPEB credits under this mechanism related to 2024 expense. At December 31, 2023, CMS Energy, including Consumers, had deferred $11 million of pension credits and $23 million of OPEB costs under this mechanism related to 2023 expense.

CMS Energy and Consumers amortize net gains and losses in excess of ten percent of the greater of the PBO or the MRV over the average remaining service period for DB Pension Plan A and the OPEB Plan and over the average remaining life expectancy of participants for DB Pension Plan B. For DB Pension Plan A, the estimated period of amortization of gains and losses was eight years for the years ended December 31, 2024, 2023, and 2022. For DB Pension Plan B, the estimated period of amortization of gains and losses was 17 years for the years ended December 31, 2024 and 2023, and 18 years for the year ended December 31, 2022. For the OPEB Plan, the estimated amortization period was nine years for the years ended December 31, 2024, 2023, and 2022.

Prior service cost (credit) amortization is established in the year in which the prior service cost (credit) first occurred, and is based on the same amortization period for all future years until the prior service cost (credit) is fully amortized. CMS Energy and Consumers had new prior service costs for OPEB in 2024. The estimated period of amortization of these new prior service costs is seven years.

CMS Energy and Consumers determine the MRV for the assets of the DB Pension Plans as the fair value of plan assets on the measurement date, adjusted by the gains or losses that will not be admitted into the MRV until future years. CMS Energy and Consumers reflect each year's gain or loss in the MRV in equal amounts over a five-year period beginning on the date the original amount was determined. CMS Energy and Consumers determine the MRV for OPEB Plan assets as the fair value of assets on the measurement date.

Reconciliations: Presented in the following table are reconciliations of the funded status of CMS Energy's and Consumers' retirement benefit plans with their retirement benefit plans' liabilities:

In Millions

Years Ended December 31	DB Pension Plans		DB SERP		OPEB Plan	
	2024	2023	2024	2023	2024	2023
CMS Energy, including Consumers						
Benefit obligation at beginning of period	$ 2,195	$ 2,169	$ 114	$ 117	$ 900	$ 889
Service cost	28	29	—	—	11	12
Interest cost	104	106	5	6	43	44
Plan amendments	—	—	—	—	(25)	—
Actuarial loss (gain)	(91) [1]	52 [1]	(4)	1	(40) [1]	9 [1]
Benefits paid	(142)	(161)	(10)	(10)	(58)	(54)
Benefit obligation at end of period	$ 2,094	$ 2,195	$ 105	$ 114	$ 831	$ 900
Plan assets at fair value at beginning of period	$ 3,004	$ 2,820	$ —	$ —	$ 1,559	$ 1,446
Actual return on plan assets	102	345	—	—	86	165
Company contribution	—	—	10	10	—	—
Actual benefits paid	(142)	(161)	(10)	(10)	(57)	(52)
Plan assets at fair value at end of period	$ 2,964	$ 3,004	$ —	$ —	$ 1,588	$ 1,559
Funded status	$ 870 [2]	$ 809 [2]	$ (105)	$ (114)	$ 757	$ 659
Consumers						
Benefit obligation at beginning of period			$ 83	$ 85	$ 867	$ 856
Service cost			—	—	11	11
Interest cost			4	4	41	42
Plan amendments			—	—	(24)	—
Actuarial loss (gain)			(4)	1	(38) [1]	10 [1]
Benefits paid			(7)	(7)	(56)	(52)
Benefit obligation at end of period			$ 76	$ 83	$ 801	$ 867
Plan assets at fair value at beginning of period			$ —	$ —	$ 1,453	$ 1,350
Actual return on plan assets			—	—	80	154
Company contribution			7	7	—	—
Actual benefits paid			(7)	(7)	(54)	(51)
Plan assets at fair value at end of period			$ —	$ —	$ 1,479	$ 1,453
Funded status			$ (76)	$ (83)	$ 678	$ 586

[1] The actuarial gains for 2024 for the DB Pension Plans and OPEB Plans were primarily the result of higher discount rates. The actuarial losses for 2023 for the DB Pension Plans and OPEB Plan were primarily the result of lower discount rates.

[2] The total funded status of the DB Pension Plans attributable to Consumers, based on an allocation of expenses, was $836 million at December 31, 2024 and $781 million at December 31, 2023.

Presented in the following table is the classification of CMS Energy's and Consumers' retirement benefit plans' assets and liabilities:

					In Millions
December 31			2024		2023
CMS Energy, including Consumers					
Non-current assets					
DB Pension Plans		$	870	$	809
OPEB Plan			757		659
Current liabilities					
DB SERP			10		10
Non-current liabilities					
DB SERP			95		104
Consumers					
Non-current assets					
DB Pension Plans		$	836	$	781
OPEB Plan			678		586
Current liabilities					
DB SERP			7		7
Non-current liabilities					
DB SERP			69		76

The ABO for the DB Pension Plans was $1.9 billion at December 31, 2024 and $2.0 billion at December 31, 2023. At December 31, 2024 and 2023, the PBO and ABO did not exceed plan assets for any of the defined benefit pension plans.

Items Not Yet Recognized as a Component of Net Periodic Benefit Cost: Presented in the following table are the amounts recognized in regulatory assets and AOCI that have not been recognized as components of net periodic benefit cost. For additional details on regulatory assets see Note 2, Regulatory Matters.

								In Millions
	DB Pension Plans and DB SERP				OPEB Plan			
December 31	2024		2023		2024		2023	
CMS Energy, including Consumers								
Regulatory assets								
Net loss	$	653	$	634	$	176	$	191
Prior service cost (credit)		12		16		(94)		(100)
Regulatory assets	$	665	$	650	$	82	$	91
AOCI								
Net loss (gain)		60		65		(3)		(3)
Prior service cost (credit)		—		1		(2)		(2)
Total amounts recognized in regulatory assets and AOCI	$	725	$	716	$	77	$	86
Consumers								
Regulatory assets								
Net loss	$	653	$	634	$	176	$	191
Prior service cost (credit)		12		16		(94)		(100)
Regulatory assets	$	665	$	650	$	82	$	91
AOCI								
Net loss		15		20		—		—
Total amounts recognized in regulatory assets and AOCI	$	680	$	670	$	82	$	91

Plan Assets: Presented in the following tables are the fair values of the assets of CMS Energy's DB Pension Plans and OPEB Plan, by asset category and by level within the fair value hierarchy. For additional details regarding the fair value hierarchy, see Note 5, Fair Value Measurements.

In Millions

| | DB Pension Plans | | | | | | |
| | December 31, 2024 | | | December 31, 2023 | | | |
	Total	Level 1	Level 2	Total	Level 1	Level 2
CMS Energy, including Consumers						
Cash and short-term investments	$ 148	$ 148	$ —	$ 178	$ 178	$ —
Mutual funds	—	—	—	47	47	—
	$ 148	$ 148	$ —	$ 225	$ 225	$ —
Pooled funds	2,816			2,779		
Total	$ 2,964			$ 3,004		

In Millions

| | OPEB Plan | | | | | | |
| | December 31, 2024 | | | December 31, 2023 | | | |
	Total	Level 1	Level 2	Total	Level 1	Level 2
CMS Energy, including Consumers						
Cash and short-term investments	$ 35	$ 35	$ —	$ 82	$ 82	$ —
U.S. government and agencies securities	13	—	13	16	—	16
Corporate debt	68	—	68	67	—	67
State and municipal bonds	2	—	2	1	—	1
Foreign bonds	15	—	15	15	—	15
Common stocks	170	170	—	161	161	—
Mutual funds	53	53	—	60	60	—
	$ 356	$ 258	$ 98	$ 402	$ 303	$ 99
Pooled funds	1,232			1,157		
Total	$ 1,588			$ 1,559		

Cash and Short-term Investments: Cash and short-term investments consist of money market funds with daily liquidity.

U.S. Government and Agencies Securities: U.S. government and agencies securities consist of U.S. Treasury notes and other debt securities backed by the U.S. government and related agencies. These securities are valued based on quoted market prices.

Corporate Debt: Corporate debt investments consist of investment grade bonds of U.S. issuers from diverse industries. These securities are valued based on quoted market prices, when available, or yields available on comparable securities of issuers with similar credit ratings.

State and Municipal Bonds: State and municipal bonds are valued using a matrix-pricing model that incorporates Level 2 market-based information. The fair value of the bonds is derived from various observable inputs, including benchmark yields, reported securities trades, broker/dealer quotes, bond ratings, and general information on market movements for investment grade state and municipal securities normally considered by market participants when pricing such debt securities.

Foreign Bonds: Foreign corporate and government debt securities are valued based on quoted market prices, when available, or on yields available on comparable securities of issuers with similar credit ratings.

Common Stocks: Common stocks in the OPEB Plan consist of equity securities that are actively managed and tracked to the S&P 500 Index and MSCI All Country World ex-US. These securities are valued at their quoted closing prices.

Mutual Funds: Mutual funds represent shares in registered investment companies that are priced based on the daily quoted net asset values that are publicly available and are the basis for transactions to buy or sell shares in the funds.

Pooled Funds: Pooled funds include both common and collective trust funds as well as special funds that contain only employee benefit plan assets from two or more unrelated benefit plans. These funds primarily consist of U.S. and foreign equity securities, but also include U.S. and foreign fixed-income securities and multi-asset investments. Since these investments are valued at their net asset value as a practical expedient, they are not classified in the fair value hierarchy.

Asset Allocations: Presented in the following table are the investment components of the assets of CMS Energy's DB Pension Plans and OPEB Plan as of December 31, 2024:

	DB Pension Plans	OPEB Plan
Fixed-income securities	39.0%	38.0%
Equity securities	38.0	42.0
Real asset investments	10.0	9.0
Return-seeking fixed income	7.0	6.0
Liquid alternative investments	4.0	4.0
Cash and cash equivalents	2.0	1.0
	100.0%	100.0%

CMS Energy's target 2024 asset allocation for the assets of the DB Pension Plans was 40-percent fixed income, 38-percent equity, 11-percent real assets, 7-percent return-seeking fixed income, and 4-percent liquid alternatives.

CMS Energy established union and non-union VEBA trusts to fund future retiree health and life insurance benefits known as OPEB. These trusts are funded through the ratemaking process for Consumers and through direct contributions from the non-utility subsidiaries. CMS Energy's target 2024 asset allocation for OPEB trusts was 40-percent fixed income, 38-percent equity, 11-percent real assets, 7-percent return-seeking fixed income, and 4-percent liquid alternatives.

The goal of these target allocations was to maximize the long-term return on plan assets, while maintaining a prudent level of risk. The level of acceptable risk is a function of the liabilities of the plans. Equity investments are diversified mostly across the S&P 500 Index, with lesser allocations to the S&P MidCap and SmallCap Indexes and Foreign Equity Funds. Fixed-income investments are diversified across investment grade instruments of government and corporate issuers, as well as high-yield and global bond funds. Return-seeking fixed-income investments are diversified exposure to high-yield bonds, emerging market debt, and bank loans. Real asset investments are diversified across core real estate and real estate investment trusts. Liquid alternatives are investments in private funds comprised of different and independent hedge funds with various investment strategies. CMS Energy uses annual liability measurements, quarterly portfolio reviews, and periodic asset/liability studies to evaluate the need for adjustments to the portfolio allocations.

Contributions: Contributions comprise required amounts and discretionary contributions. Neither CMS Energy nor Consumers made any contributions in 2024 or 2023, or plans to contribute to the DB Pension Plans or OPEB Plan in 2025. Actual future contributions will depend on future investment performance, discount rates, and various factors related to the participants of the DB Pension Plans and OPEB Plan. CMS Energy and Consumers will, at a minimum, contribute to the plans as needed to comply with federal funding requirements.

Benefit Payments: Presented in the following table are the expected benefit payments for each of the next five years and the five-year period thereafter:

	DB Pension Plans		DB SERP		OPEB Plan
CMS Energy, including Consumers					
2025	$ 162	$	10	$	59
2026	161		10		61
2027	162		10		62
2028	162		9		63
2029	162		9		63
2030-2034	802		42		309
Consumers					
2025	$ 152	$	7	$	56
2026	152		7		58
2027	152		7		59
2028	152		7		60
2029	153		6		60
2030-2034	757		29		296

In Millions

Collective Bargaining Agreements: At December 31, 2024, unions represented 44 percent of CMS Energy's employees and 46 percent of Consumers' employees. The UWUA represents Consumers' operating, maintenance, construction, and customer contact center employees. The USW represents Zeeland plant employees. The UWUA and USW agreements expire in 2025.

11: Stock-based Compensation

CMS Energy and Consumers provide a PISP to officers, employees, and non-employee directors based on their contributions to the successful management of the company. The PISP has a ten-year term, expiring in May 2030.

In 2024, all awards were in the form of restricted stock or restricted stock units. The PISP also allows for unrestricted common stock, stock options, stock appreciation rights, phantom shares, performance units, and incentive options, none of which was granted in 2024, 2023, or 2022.

Shares awarded or subject to stock options, phantom shares, or performance units may not exceed 6.5 million shares from June 2020 through May 2030. CMS Energy and Consumers may issue awards of up to 4,469,391 shares of common stock under the PISP as of December 31, 2024. Shares for which payment or exercise is in cash, as well as shares that expire, terminate, or are canceled or forfeited, may be awarded or granted again under the PISP.

All awards under the PISP vest fully upon death. Upon a change of control of CMS Energy or termination under an officer separation agreement, the awards will vest in accordance with specific officer agreements. If stated in the award, for restricted stock recipients who terminate employment due to retirement or disability, a pro-rata portion of the award will vest upon termination, with any market-based award also contingent upon the outcome of the market condition and any performance-based award contingent upon the outcome of the performance condition. The pro-rata portion is equal to the portion of the service period served between the award grant date and the employee's termination date. The remaining portion of the awards will be forfeited. All awards for directors vest fully upon retirement. Restricted shares may be forfeited if employment terminates for any other reason or if the minimum service requirements are not met, as described in the award document.

Restricted Stock Awards: Restricted stock awards for employees under the PISP are in the form of performance-based, market-based, and time-lapse restricted stock. Award recipients receive shares of CMS Energy common stock that have dividend and voting rights. The dividends on time-lapse restricted stock are paid in cash or in CMS Energy common stock. The dividends on performance-based and market-based restricted stock are paid in restricted shares equal to the value of the dividends. These additional restricted shares are subject to the same vesting conditions as the underlying restricted stock shares.

Performance-based restricted stock vesting is contingent on meeting at least a 36-month service requirement and a performance condition. The performance condition is based on an adjusted measure of CMS Energy's EPS growth relative to a peer group over a three-year period. The awards granted in 2024, 2023, and 2022 require a 38-month service period. Market-based restricted stock vesting is generally contingent on meeting a three-year service requirement and a market condition. The market condition is based on a comparison of CMS Energy's total shareholder return with the median total shareholder return of a peer group over the same three-year period. Depending on the outcome of the performance condition or the market condition, a recipient may earn a total award ranging from zero to 200 percent of the initial grant. Time-lapse restricted stock generally vests after a service period of three years.

Restricted Stock Units: In 2024, 2023, and 2022, CMS Energy and Consumers granted restricted stock units to certain non-employee directors who elected to defer their restricted stock awards. The restricted stock units generally vest after a service period of one year or, if earlier, at the next annual meeting. The restricted stock units will be distributed to the recipients as shares in accordance with the directors' deferral agreements. Restricted stock units do not have voting rights, but do have dividend rights. In lieu of cash dividend payments, the dividends on restricted stock units are paid in additional units equal to the value of the dividends. These additional restricted stock units are subject to the same vesting and distribution conditions as the underlying restricted stock units. No restricted stock units were forfeited during 2024.

Presented in the following tables is the activity for restricted stock and restricted stock units under the PISP:

Year Ended December 31, 2024	CMS Energy, including Consumers		Consumers	
	Number of Shares	Weighted-average Grant Date Fair Value Per Share	Number of Shares	Weighted-average Grant Date Fair Value Per Share
Nonvested at beginning of period	1,158,102	$ 59.50	1,094,366	$ 59.50
Granted				
Restricted stock	606,746	44.76	562,139	44.49
Restricted stock units	26,704	52.43	25,677	52.46
Vested				
Restricted stock	(467,039)	45.88	(441,913)	45.89
Restricted stock units	(19,350)	49.62	(18,572)	49.64
Forfeited – restricted stock	(142,376)	42.68	(140,124)	43.37
Nonvested at end of period	1,162,787	$ 59.34	1,081,573	$ 59.35

Year Ended December 31, 2024	CMS Energy, including Consumers	Consumers
Granted		
Time-lapse awards	130,512	117,525
Market-based awards	165,238	153,513
Performance-based awards	176,655	164,324
Restricted stock units	22,744	21,880
Dividends on market-based awards	14,518	13,634
Dividends on performance-based awards	15,860	14,905
Dividends on restricted stock units	3,960	3,797
Additional performance-based shares based on achievement of condition	103,963	98,238
Total granted	633,450	587,816

CMS Energy and Consumers charge the fair value of the restricted stock awards to expense over the required service period and charge the fair value of the restricted stock units to expense immediately. For performance-based awards, CMS Energy and Consumers estimate the number of shares expected to vest at the end of the performance period based on the probable achievement of the performance objective. Performance-based and market-based restricted stock awards have graded vesting features for retirement-eligible employees, and CMS Energy and Consumers recognize expense for those awards on a graded vesting schedule over the required service period. Expense for performance-based and market-based restricted stock awards for non-retirement-eligible employees and time-lapse awards is recognized on a straight-line basis over the required service period.

The fair value of performance-based and time-lapse restricted stock and restricted stock units is based on the price of CMS Energy's common stock on the grant date. The fair value of market-based restricted stock awards is calculated on the grant date using a Monte Carlo simulation. CMS Energy and Consumers base expected volatilities on the historical volatility of the price of CMS Energy common stock. The risk-free rate for valuation of the market-based restricted stock awards was based on the three-year U.S. Treasury yield at the award grant date.

Presented in the following table are the most significant assumptions used to estimate the fair value of the market-based restricted stock awards:

Years Ended December 31	2024	2023	2022
Expected volatility	20.2%	30.3%	27.3%
Expected dividend yield	3.5	2.9	2.8
Risk-free rate	4.1	3.9	1.4

Presented in the following table is the weighted-average grant-date fair value of all awards under the PISP:

			In Millions
Years Ended December 31	2024	2023	2022
CMS Energy, including Consumers			
Weighted-average grant-date fair value per share			
Restricted stock granted	$ 44.76	$ 52.62	$ 48.69
Restricted stock units granted	52.43	50.32	56.13
Consumers			
Weighted-average grant-date fair value per share			
Restricted stock granted	$ 44.49	$ 52.42	$ 48.57
Restricted stock units granted	52.46	50.34	56.07

Presented in the following table are amounts related to restricted stock awards and restricted stock units:

			In Millions
Years Ended December 31	2024	2023	2022
CMS Energy, including Consumers			
Fair value of shares that vested during the year	$ 28	$ 20	$ 27
Compensation expense recognized	27	28	26
Income tax benefit recognized	3	3	—
Consumers			
Fair value of shares that vested during the year	$ 27	$ 19	$ 25
Compensation expense recognized	25	26	25
Income tax benefit recognized	3	2	—

At December 31, 2024, $28 million of total unrecognized compensation cost was related to restricted stock for CMS Energy, including Consumers, and $26 million of total unrecognized compensation cost was related to restricted stock for Consumers. CMS Energy and Consumers expect to recognize this cost over a weighted-average period of two years.

12: Income Taxes

CMS Energy and its subsidiaries file a consolidated U.S. federal income tax return as well as a Michigan Corporate Income Tax return for the unitary business group and various other state unitary group combined income tax returns. Income taxes are allocated based on each company's separate taxable income in accordance with the CMS Energy tax sharing agreement.

Presented in the following table is the difference between actual income tax expense on continuing operations and income tax expense computed by applying the statutory U.S. federal income tax rate:

						In Millions, Except Tax Rate
Years Ended December 31		2024		2023		2022
CMS Energy, including Consumers						
Income from continuing operations before income taxes	$	1,123	$	954	$	902
Income tax expense at statutory rate		236		200		189
Increase (decrease) in income taxes from:						
State and local income taxes, net of federal effect[1]		60		31		51
Renewable energy tax credits		(72)		(58)		(51)
TCJA excess deferred taxes		(43)		(40)		(65)
Deferred tax adjustment[2]		(16)		—		—
Taxes attributable to noncontrolling interests		12		17		5
Accelerated flow-through of regulatory tax benefits[3]		—		—		(39)
Other, net		(1)		(3)		3
Income tax expense	$	176	$	147	$	93
Effective tax rate		15.7%		15.4%		10.3%
Consumers						
Income from continuing operations before income taxes	$	1,209	$	1,028	$	1,085
Income tax expense at statutory rate		254		216		228
Increase (decrease) in income taxes from:						
State and local income taxes, net of federal effect[1]		59		36		59
Renewable energy tax credits		(54)		(46)		(46)
TCJA excess deferred taxes		(43)		(40)		(65)
Deferred tax adjustment[2]		(16)		—		—
Accelerated flow-through of regulatory tax benefits[3]		—		—		(39)
Other, net		—		(5)		3
Income tax expense	$	200	$	161	$	140
Effective tax rate		16.5%		15.7%		12.9%

[1]   CMS Energy initiated a plan to divest immaterial business activities in a non-Michigan jurisdiction and will no longer have a taxable presence within that jurisdiction. As a result of these actions, during 2023, CMS Energy reversed a $13 million non-Michigan reserve, all of which was recognized at Consumers.

[2]   During 2024, Consumers recognized a $16 million tax benefit resulting from the expiration of the statute of limitations associated with audit points for the 2018 and 2019 tax years.

[3]   In 2020, the MPSC authorized Consumers to accelerate the amortization of income tax benefits associated with the cost to remove gas plant assets. These tax benefits were fully amortized in 2022.

Renewable Energy Tax Credits: Under the Inflation Reduction Act of 2022, renewable energy tax credits produced after 2022 are eligible to be transferred to third parties. These sales are accounted for under ASC 740 with the discount from the sale of the tax credits included as a component of income tax expense. Renewable energy tax credits that have been generated and sold are presented as accounts receivable on CMS Energy's and Consumers' consolidated balance sheets until proceeds from the sale are received. Proceeds from the sale of tax credits are presented as operating activities on their consolidated statements of cash flows, consistent with the presentation of cash taxes paid.

During 2024, CMS Energy sold renewable energy tax credits generated in 2023 and received proceeds of $37 million, all of which was recognized at Consumers. CMS Energy also sold renewable energy tax credits generated in 2024, receiving proceeds of $59 million in 2024, of which $39 million was recognized at Consumers. CMS Energy will receive an additional $13 million in 2025, all of which will be recognized at Consumers.

Presented in the following table are the significant components of income tax expense on continuing operations:

							In Millions
Years Ended December 31		2024		2023		2022
CMS Energy, including Consumers						
Current income taxes						
Federal	$	34	$	5	$	6
State and local		—		1		—
	$	34	$	6	$	6
Deferred income taxes						
Federal		70		107		4
State and local		76		38		65
	$	146	$	145	$	69
Deferred income tax credit		(4)		(4)		18
Tax expense	$	176	$	147	$	93
Consumers						
Current income taxes						
Federal	$	78	$	3	$	(2)
State and local		7		2		8
	$	85	$	5	$	6
Deferred income taxes						
Federal		51		117		50
State and local		68		43		66
	$	119	$	160	$	116
Deferred income tax credit		(4)		(4)		18
Tax expense	$	200	$	161	$	140

Presented in the following table are the principal components of deferred income tax assets (liabilities) recognized:

December 31		2024		2023
				In Millions
CMS Energy, including Consumers				
Deferred income tax assets				
Tax loss and credit carryforwards	$	258	$	428
Net regulatory tax liability		307		305
Reserves and accruals		27		28
Total deferred income tax assets	$	592	$	761
Valuation allowance		(1)		(2)
Total deferred income tax assets, net of valuation allowance	$	591	$	759
Deferred income tax liabilities				
Plant, property, and equipment	$	(2,682)	$	(2,520)
Employee benefits		(507)		(473)
Gas inventory		(38)		(66)
Securitized costs		(167)		(194)
Other		(122)		(121)
Total deferred income tax liabilities	$	(3,516)	$	(3,374)
Total net deferred income tax liabilities	$	(2,925)	$	(2,615)
Consumers				
Deferred income tax assets				
Net regulatory tax liability	$	307	$	305
Tax loss and credit carryforwards		37		175
Reserves and accruals		24		27
Total deferred income tax assets	$	368	$	507
Deferred income tax liabilities				
Plant, property, and equipment	$	(2,658)	$	(2,498)
Employee benefits		(489)		(459)
Gas inventory		(38)		(66)
Securitized costs		(167)		(194)
Other		(69)		(79)
Total deferred income tax liabilities	$	(3,421)	$	(3,296)
Total net deferred income tax liabilities	$	(3,053)	$	(2,789)

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts on CMS Energy's and Consumers' consolidated financial statements.

Presented in the following table are the tax loss and credit carryforwards at December 31, 2024:

		Tax Attribute	Expiration
			In Millions
CMS Energy, including Consumers			
Michigan net operating loss carryforwards	$	38	2030 – 2033
Arkansas net operating loss carryforwards		2	2033 - 2034
Local net operating loss carryforwards		2	2025 – 2040
General business credits[1]		216	2038 – 2044
Total tax attributes	$	258	
Consumers			
Michigan net operating loss carryforwards	$	29	2030 – 2033
General business credits[1]		8	2038 – 2044
Total tax attributes	$	37	

[1] General business credits comprise research and development tax credits and renewable energy tax credits that are not expected to be transferred to third parties.

CMS Energy has provided a valuation allowance of $1 million for the local tax loss carryforward. CMS Energy and Consumers expect to utilize fully their tax loss and credit carryforwards for which no valuation allowance has been provided. It is reasonably possible that further adjustments will be made to the valuation allowances within one year.

Presented in the following table is a reconciliation of the beginning and ending amount of uncertain tax benefits:

						In Millions
Years Ended December 31		2024		2023		2022
CMS Energy, including Consumers						
Balance at beginning of period	$	26	$	28	$	27
Additions for current-year tax positions		1		1		1
Additions for prior-year tax positions		2		—		1
Reductions for prior-year tax positions		—		—		(1)
Reductions for lapse of statute of limitations		(5)		(3)		—
Balance at end of period	$	24	$	26	$	28
Consumers						
Balance at beginning of period	$	36	$	36	$	34
Additions for current-year tax positions		6		1		3
Additions for prior-year tax positions		1		2		1
Reductions for prior-year tax positions		—		—		(2)
Reductions for lapse of statute of limitations		(11)		(3)		—
Balance at end of period	$	32	$	36	$	36

If recognized, all of these uncertain tax benefits would affect CMS Energy's and Consumers' annual effective tax rates in future years. One uncertain tax benefit relates to the methodology of state apportionment for Consumers' electricity sales to MISO. The Michigan Tax Tribunal heard oral arguments on this methodology during 2022. A final conclusion is not anticipated in the next 12 months.

CMS Energy and Consumers recognize accrued interest and penalties, where applicable, as part of income tax expense. CMS Energy, including Consumers, recognized immaterial interest and penalties for each of the years ended December 31, 2024, 2023, and 2022.

The amount of income taxes paid is subject to ongoing audits by federal, state, local, and foreign tax authorities, which can result in proposed assessments. CMS Energy's federal income tax returns for 2021 and subsequent years remain subject to examination by the IRS. CMS Energy's Michigan Corporate Income Tax returns for 2013-2016 and 2020 and subsequent years remain subject to examination by the State of Michigan. CMS Energy's and Consumers' estimate of the potential outcome for any uncertain tax issue is highly judgmental. CMS Energy and Consumers believe that their accrued tax liabilities at December 31, 2024 were adequate for all years.

13: Earnings Per Share—CMS Energy

Presented in the following table are CMS Energy's basic and diluted EPS computations based on income from continuing operations:

		In Millions, Except Per Share Amounts				
Years Ended December 31		2024		2023		2022
Income available to common stockholders						
Income from continuing operations	$	947	$	807	$	809
Less loss attributable to noncontrolling interests		(56)		(79)		(24)
Less preferred stock dividends		10		10		10
Income from continuing operations available to common stockholders – basic and diluted	$	993	$	876	$	823
Average common shares outstanding						
Weighted-average shares – basic		297.6		291.2		289.5
Add dilutive nonvested stock awards		0.7		0.5		0.3
Add dilutive forward equity sale contracts		—		—		0.2
Weighted-average shares – diluted		298.3		291.7		290.0
Income from continuing operations per average common share available to common stockholders						
Basic	$	3.34	$	3.01	$	2.84
Diluted		3.33		3.01		2.84

Nonvested Stock Awards

CMS Energy's nonvested stock awards are composed of participating and non-participating securities. The participating securities accrue cash dividends when common stockholders receive dividends. Since the recipient is not required to return the dividends to CMS Energy if the recipient forfeits the award, the nonvested stock awards are considered participating securities. As such, the participating nonvested stock awards were included in the computation of basic EPS. The non-participating securities accrue stock dividends that vest concurrently with the stock award. If the recipient forfeits the award, the stock dividends accrued on the non-participating securities are also forfeited. Accordingly, the non-participating awards and stock dividends were included in the computation of diluted EPS, but not in the computation of basic EPS.

Forward Equity Sale Contracts

CMS Energy has entered into forward equity sale contracts. These forward equity sale contracts are non-participating securities. While the forward sale price in the forward equity sale contract is decreased on certain dates by certain predetermined amounts to reflect expected dividend payments, these price adjustments were set upon inception of the agreement and the forward contract does not give the owner the right to participate in undistributed earnings. Accordingly, the forward equity sale contracts were included in the computation of diluted EPS, but not in the computation of basic EPS.

The potentially dilutive impact from these forward equity sale contracts is reflected in diluted EPS using the treasury stock method. There will be a dilutive effect on EPS when the average market price of common stock shares is above the applicable adjusted forward sale price. Additionally, any physical settlement or net share settlement of the agreements would dilute EPS. The forward equity sale contracts were anti-dilutive for the year ended December 31, 2024. For further details on the forward equity sale contracts, see Note 4, Financings and Capitalization.

Convertible Securities

In May 2023, CMS Energy issued convertible senior notes. Potentially dilutive common shares issuable upon conversion of the convertible senior notes are determined using the if-converted method for calculating diluted EPS. Upon conversion, the convertible senior notes are required to be paid in cash with only amounts exceeding the principal permitted to be settled in shares. The convertible senior notes were anti-dilutive for the year ended December 31, 2024.

14: Revenue

Presented in the following tables are the components of operating revenue:

			NorthStar				
				Clean			
	Electric		Gas Utility		Energy[1]	Consolidated	
Year Ended December 31, 2024	Utility						
CMS Energy, including Consumers							
Consumers utility revenue	$	4,995	$	2,114	$	—	$	7,109
Other		—		—	211		211
Revenue recognized from contracts with customers	$	4,995	$	2,114	$	211	$	7,320
Leasing income		—		—	105		105
Financing income		10		5	—		15
Consumers alternative-revenue programs		56		19	—		75
Total operating revenue – CMS Energy	$	5,061	$	2,138	$	316	$	7,515
Consumers							
Consumers utility revenue							
Residential	$	2,318	$	1,429			$	3,747
Commercial		1,674		440			2,114
Industrial		670		50			720
Other		333		195			528
Revenue recognized from contracts with customers	$	4,995	$	2,114			$	7,109
Financing income		10		5			15
Alternative-revenue programs		56		19			75
Other non-segment revenue		—		—			1
Total operating revenue – Consumers	$	5,061	$	2,138			$	7,200

In Millions

[1] Amounts represent NorthStar Clean Energy's operating revenue from independent power production and its sales of energy commodities.

Year Ended December 31, 2023	Electric Utility		Gas Utility		NorthStar Clean Energy[1]		Consolidated	
CMS Energy, including Consumers								
Consumers utility revenue	$	4,686	$	2,394	$	—	$	7,080
Other		—		—		181		181
Revenue recognized from contracts with customers	$	4,686	$	2,394	$	181	$	7,261
Leasing income		—		—		116		116
Financing income		10		6		—		16
Consumers alternative-revenue programs		49		20		—		69
Total operating revenue – CMS Energy	$	4,745	$	2,420	$	297	$	7,462
Consumers								
Consumers utility revenue								
Residential	$	2,236	$	1,619			$	3,855
Commercial		1,550		489				2,039
Industrial		660		60				720
Other		240		226				466
Revenue recognized from contracts with customers	$	4,686	$	2,394			$	7,080
Financing income		10		6				16
Alternative-revenue programs		49		20				69
Other non-segment revenue		—		—				1
Total operating revenue – Consumers	$	4,745	$	2,420			$	7,166

[1]   Amounts represent NorthStar Clean Energy's operating revenue from independent power production and its sales of energy commodities.

Year Ended December 31, 2022	Electric Utility	Gas Utility	NorthStar Clean Energy[1]	Consolidated
CMS Energy, including Consumers				
Consumers utility revenue	$ 5,395	$ 2,720	$ —	$ 8,115
Other	—	—	205	205
Revenue recognized from contracts with customers	$ 5,395	$ 2,720	$ 205	$ 8,320
Leasing income	—	—	240	240
Financing income	10	6	—	16
Consumers alternative-revenue programs	43	14	—	57
Consumers revenues to be refunded	(29)	(8)	—	(37)
Total operating revenue – CMS Energy	$ 5,419	$ 2,732	$ 445	$ 8,596
Consumers				
Consumers utility revenue				
Residential	$ 2,523	$ 1,879		$ 4,402
Commercial	1,733	559		2,292
Industrial	792	75		867
Other	347	207		554
Revenue recognized from contracts with customers	$ 5,395	$ 2,720		$ 8,115
Financing income	10	6		16
Alternative-revenue programs	43	14		57
Revenues to be refunded	(29)	(8)		(37)
Total operating revenue – Consumers	$ 5,419	$ 2,732		$ 8,151

[1] Amounts represent NorthStar Clean Energy's operating revenue from independent power production and its sales of energy commodities.

Electric and Gas Utilities

Consumers Utility Revenue: Consumers recognizes revenue primarily from the sale of electric and gas utility services at tariff-based rates regulated by the MPSC. Consumers' customer base consists of a mix of residential, commercial, and diversified industrial customers. Consumers' tariff-based sales performance obligations are described below.

- Consumers has performance obligations for the service of standing ready to deliver electricity or natural gas to customers, and it satisfies these performance obligations over time. Consumers recognizes revenue at a fixed rate as it provides these services. These arrangements generally do not have fixed terms and remain in effect as long as the customer consumes the utility service. The rates are set by the MPSC through the rate-making process and represent the stand-alone selling price of Consumers' service to stand ready to deliver.

- Consumers has performance obligations for the service of delivering the commodity of electricity or natural gas to customers, and it satisfies these performance obligations upon delivery. Consumers recognizes revenue at a price per unit of electricity or natural gas delivered, based on the tariffs established by the MPSC. These arrangements generally do not have fixed terms and remain in effect as long as the customer consumes the utility service. The rates are set by the MPSC through the rate-making process and represent the stand-alone selling price of a bundled product comprising the commodity, electricity or natural gas, and the service of delivering such commodity.

In some instances, Consumers has specific fixed-term contracts with large commercial and industrial customers to provide electricity or gas at certain tariff rates or to provide gas transportation services at contracted rates. The amount of electricity and gas to be delivered under these contracts and the associated future revenue to be received are generally dependent on the customers' needs. Accordingly, Consumers recognizes revenues at the tariff or contracted rate as electricity or gas is delivered to the customer. Consumers also has other miscellaneous contracts with customers related to pole and other property rentals and utility contract work. Generally, these contracts are short term or evergreen in nature.

Accounts Receivable and Unbilled Revenues: Accounts receivable comprise trade receivables and unbilled receivables. CMS Energy and Consumers record their accounts receivable at cost less an allowance for uncollectible accounts. The allowance is increased for uncollectible accounts expense and decreased for account write-offs net of recoveries. CMS Energy and Consumers establish the allowance based on historical losses, management's assessment of existing economic conditions, customer payment trends, and reasonable and supported forecast information. CMS Energy and Consumers assess late payment fees on trade receivables based on contractual past-due terms established with customers. Accounts are written off when deemed uncollectible, which is generally when they become six months past due.

CMS Energy and Consumers recorded uncollectible accounts expense of $33 million for the year ended December 31, 2024, $34 million for the year ended December 31, 2023, and $50 million for the year ended December 31, 2022. Uncollectible accounts expense for the year ended December 31, 2022 included a commitment to contribute $10 million to directly assist vulnerable customers with utility bills.

Consumers' customers are billed monthly in cycles having billing dates that do not generally coincide with the end of a calendar month. This results in customers having received electricity or natural gas that they have not been billed for as of the month-end. Consumers estimates its unbilled revenues by applying an average billed rate to total unbilled deliveries for each customer class. Unbilled revenues, which are recorded as accounts receivable and accrued revenue on CMS Energy's and Consumers' consolidated balance sheets, were $584 million at December 31, 2024 and $494 million at December 31, 2023.

Alternative-revenue Programs: Consumers accounts for its energy waste reduction incentive mechanism, financial compensation mechanism, and demand response incentive mechanism as alternative-revenue programs.

Consumers recognizes revenue related to the energy waste reduction incentive as soon as energy savings exceed the annual targets established by the MPSC. Revenue related to the financial compensation mechanism is recognized as payments are made on MPSC-approved PPAs. Under a demand response incentive mechanism, Consumers earns a financial incentive when it meets demand response targets set by the MPSC. Consumers recognizes revenue related to this program once demand response incentive objectives are complete, the incentive amount is calculable, and the incentive revenue will be collected within a 24-month period. For additional information on these mechanisms, see Note 2, Regulatory Matters.

Consumers does not reclassify revenue from its alternative-revenue program to revenue from contracts with customers at the time the amounts are collected from customers.

Revenues to Be Refunded: In 2022, the MPSC issued an order authorizing Consumers to refund $22 million voluntarily to utility customers. Additionally, in the settlement of its 2022 electric rate case,

Consumers agreed to refund voluntarily $15 million of 2022 revenues to utility customers through a one-time bill credit.

15: Other Income and Other Expense

Presented in the following table are the components of other income and other expense at CMS Energy and Consumers:

						In Millions	
Years Ended December 31		2024		2023		2022	
CMS Energy, including Consumers							
Other income							
Gain on extinguishment of debt[1]	$	110	$	131	$	—	
Interest income		50		37		5	
Allowance for equity funds used during construction		29		7		6	
Income from equity method investees		7		7		3	
All other		11		13		5	
Total other income – CMS Energy	$	207	$	195	$	19	
Consumers							
Other income							
Interest income	$	42	$	25	$	2	
Interest income – related parties		5		5		5	
Allowance for equity funds used during construction		29		7		6	
All other		9		12		4	
Total other income – Consumers	$	85	$	49	$	17	
CMS Energy, including Consumers							
Other expense							
Donations	$	(18)	$	(1)	$	(9)	
Civic and political expenditures		(5)		(5)		(6)	
All other		(9)		(7)		(12)	
Total other expense – CMS Energy	$	(32)	$	(13)	$	(27)	
Consumers							
Other expense							
Donations	$	(18)	$	(1)	$	(9)	
Civic and political expenditures		(5)		(5)		(6)	
All other		(7)		(6)		(10)	
Total other expense – Consumers	$	(30)	$	(12)	$	(25)	

[1]   For information regarding the gain on extinguishment of debt, see Note 4, Financings and Capitalization—CMS Energy's Purchase of Consumers' First Mortgage Bonds.

16: Reportable Segments

Reportable segments consist of business units defined by the products and services they offer. CMS Energy's and Consumers' chief operating decision-maker is the CEO. The chief operating decision-maker evaluates segment performance and profitability using net income available to CMS Energy's common stockholders. This metric provides a clear, consistent basis for analyzing the financial results of each segment and supports decision-making regarding the allocation of resources.

Resource allocation to CMS Energy's and Consumers' segments begins with the annual budgeting process, which establishes initial funding and resource levels for each segment. The budget incorporates key financial and operational inputs, including anticipated revenues, expenses, and capital requirements, aligning with CMS Energy's and Consumers' strategic objectives and regulatory obligations. The chief operating decision-maker reviews budget-to-actual variances on a monthly basis and makes interim decisions to reallocate resources among segments as needed, ensuring a timely and effective response to changing conditions. For the electric utility and gas utility segments, the chief operating decision-maker uses this assessment to determine whether the segments are achieving their regulatory authorized return on equity.

Accounting policies for CMS Energy's and Consumers' segments are as described in Note 1, Significant Accounting Policies. The consolidated financial statements reflect the assets, liabilities, revenues, and expenses of the individual segments when appropriate. Accounts are allocated among the segments when common accounts are attributable to more than one segment. The allocations are based on certain measures of business activities, such as revenue, labor dollars, customers, other operating and maintenance expense, construction expense, leased property, taxes, or functional surveys. For example, customer receivables are allocated based on revenue, and pension provisions are allocated based on labor dollars.

Inter-segment sales and transfers are accounted for at current market prices and are eliminated in consolidated net income available to common stockholders by segment. Inter-segment sales and transfers were immaterial for all periods presented.

CMS Energy

The segments reported for CMS Energy are:

- electric utility, consisting of regulated activities associated with the generation, purchase, distribution, and sale of electricity in Michigan
- gas utility, consisting of regulated activities associated with the purchase, transmission, storage, distribution, and sale of natural gas in Michigan
- NorthStar Clean Energy, consisting of various subsidiaries engaging in domestic independent power production, including the development and operation of renewable generation, and the marketing of independent power production

CMS Energy presents corporate interest and other expenses, discontinued operations, and Consumers' other consolidated entities within other reconciling items.

Consumers

The segments reported for Consumers are:

- electric utility, consisting of regulated activities associated with the generation, purchase, distribution, and sale of electricity in Michigan
- gas utility, consisting of regulated activities associated with the purchase, transmission, storage, distribution, and sale of natural gas in Michigan

Consumers' other consolidated entities are presented within other reconciling items.

Presented in the following tables is financial information by segment:

In Millions

Year Ended December 31, 2024	Electric Utility	Gas Utility	NorthStar Clean Energy	Segments Total	Other Reconciling Items	Consolidated
CMS Energy, including Consumers						
Operating revenue	$ 5,061	$ 2,138	$ 316	$ 7,515	$ —	$ 7,515
Operating expenses						
Power supply cost[1]	1,867	—	161	2,028	—	2,028
Cost of gas sold	—	637	3	640	—	640
Maintenance and other operating expenses	1,066	454	101	1,621	17	1,638
Depreciation and amortization	865	325	49	1,239	1	1,240
General taxes	281	188	12	481	1	482
Total operating expenses	4,079	1,604	326	6,009	19	6,028
Operating Income (Loss)	982	534	(10)	1,506	(19)	1,487
Other income[2]	126	86	14	226	118	344
Interest charges	324	192	4	520	188	708
Income (Loss) Before Income Taxes	784	428	—	1,212	(89)	1,123
Income tax expense (benefit)	102	99	(5)	196	(20)	176
Income (Loss) From Continuing Operations	682	329	5	1,016	(69)	947
Other segment items[3]	(1)	(1)	58	56	(10)	46
Net Income (Loss) Available to Common Stockholders	$ 681	$ 328	$ 63	$ 1,072	$ (79)	$ 993
Property, plant, and equipment, gross	$ 20,137 [4]	$ 13,268 [4]	$ 1,506	$ 34,911	$ 21	$ 34,932
Investments in equity method investees	—	—	64	64	—	64
Total assets	20,710 [4]	13,247 [4]	1,893	35,850	70	35,920
Capital expenditures[5]	1,871 [6]	1,141 [6]	288	3,300	1	3,301

[1] Power supply costs comprise of fuel for electric generation, purchased and interchange power, and purchased power – related parties.

[2] Includes income from equity method investees of $7 million attributable to NorthStar Clean Energy. See Note 15, Other Income and Other Expense

3   Other segment items comprise of loss attributable to noncontrolling interests and preferred stock dividends.

4   Amounts include a portion of Consumers' other common assets attributable to both the electric and gas utility businesses.

5   Amounts include assets placed under finance lease.

6   Amounts include a portion of Consumers' capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

In Millions

Year Ended December 31, 2024	Electric Utility	Gas Utility	Segments Total	Other Reconciling Items	Consolidated
Consumers					
Operating revenue	$ 5,061	$ 2,138	$ 7,199	$ 1	$ 7,200
Operating expenses					
Power supply cost[1]	1,867	—	1,867	—	1,867
Cost of gas sold	—	637	637	—	637
Maintenance and other operating expenses	1,066	454	1,520	—	1,520
Depreciation and amortization	865	325	1,190	1	1,191
General taxes	281	188	469	1	470
Total operating expenses	4,079	1,604	5,683	2	5,685
Operating Income (Loss)	982	534	1,516	(1)	1,515
Other income	126	86	212	—	212
Interest charges	324	192	516	2	518
Income (Loss) Before Income Taxes	784	428	1,212	(3)	1,209
Income tax expense (benefit)	102	99	201	(1)	200
Net Income (Loss)	682	329	1,011	(2)	1,009
Other segment items[2]	(1)	(1)	(2)	—	(2)
Net Income (Loss) Available to Common Stockholder	$ 681	$ 328	$ 1,009	$ (2)	$ 1,007
Property, plant, and equipment, gross	$ 20,137 [3]	$ 13,268 [3]	$ 33,405	$ 29	$ 33,434
Total assets	20,767 [3]	13,289 [3]	34,056	32	34,088
Capital expenditures[4]	1,871 [5]	1,141 [5]	3,012	—	3,012

1   Power supply costs comprise of fuel for electric generation, purchased and interchange power, and purchased power – related parties.

2   Other segment items comprise of preferred stock dividends.

3   Amounts include a portion of Consumers' other common assets attributable to both the electric and gas utility businesses.

4   Amounts include assets placed under finance lease.

5   Amounts include a portion of Consumers' capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

Year Ended December 31, 2023	Electric Utility	Gas Utility	NorthStar Clean Energy	Segments Total	Other Reconciling Items	Consolidated
CMS Energy, including Consumers						
Operating revenue	$ 4,745	$ 2,420	$ 297	$ 7,462	$ —	$ 7,462
Operating expenses						
Power supply cost[1]	1,841	—	170	2,011	—	2,011
Cost of gas sold	—	897	5	902	—	902
Maintenance and other operating expenses	1,075	511	88	1,674	13	1,687
Depreciation and amortization	797	338	43	1,178	2	1,180
General taxes	260	176	10	446	1	447
Total operating expenses	3,973	1,922	316	6,211	16	6,227
Operating Income (Loss)	772	498	(19)	1,251	(16)	1,235
Other income[2]	131	77	12	220	142	362
Interest charges	285	161	2	448	195	643
Income (Loss) Before Income Taxes	618	414	(9)	1,023	(69)	954
Income tax expense (benefit)	67	98	4	169	(22)	147
Income (Loss) From Continuing Operations	551	316	(13)	854	(47)	807
Other segment items[3]	(1)	(1)	80	78	(8)	70
Net Income (Loss) Available to Common Stockholders	$ 550	$ 315	$ 67	$ 932	$ (55)	$ 877
Property, plant, and equipment, gross	$ 19,302 [4]	$ 12,383 [4]	$ 1,420	$ 33,105	$ 30	$ 33,135
Investments in equity method investees	—	—	74	74	—	74
Total assets	19,358 [4]	12,353 [4]	1,604	33,315	202	33,517
Capital expenditures[5]	2,081 [6]	1,041 [6]	156	$ 3,278	2	3,280

[1]   Power supply costs comprise of fuel for electric generation, purchased and interchange power, and purchased power – related parties.

[2]   Includes income from equity method investees of $7 million attributable to NorthStar Clean Energy. See Note 15, Other Income and Other Expense.

[3]   Other segment items comprise of income from discontinued operations, net of tax, loss attributable to noncontrolling interests, and preferred stock dividends.

[4]   Amounts include a portion of Consumers' other common assets attributable to both the electric and gas utility businesses.

[5]   Amounts include assets placed under finance lease.

[6]   Amounts include a portion of Consumers' capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

Year Ended December 31, 2023	Electric Utility		Gas Utility		Segments Total		Other Reconciling Items	Consolidated	
Consumers									
Operating revenue	$	4,745	$	2,420	$	7,165	$ 1	$	7,166
Operating expenses									
Power supply cost[1]		1,841		—		1,841	—		1,841
Cost of gas sold		—		897		897	—		897
Maintenance and other operating expenses		1,075		511		1,586	—		1,586
Depreciation and amortization		797		338		1,135	2		1,137
General taxes		260		176		436	1		437
Total operating expenses		3,973		1,922		5,895	3		5,898
Operating Income (Loss)		772		498		1,270	(2)		1,268
Other income		131		77		208	—		208
Interest charges		285		161		446	2		448
Income (Loss) Before Income Taxes		618		414		1,032	(4)		1,028
Income tax expense (benefit)		67		98		165	(4)		161
Net Income		551		316		867	—		867
Other segment items[2]		(1)		(1)		(2)	—		(2)
Net Income Available to Common Stockholder	$	550	$	315	$	865	$ —	$	865
Property, plant, and equipment, gross	$	19,302 [3]	$	12,383 [3]	$	31,685	$ 38	$	31,723
Total assets		19,417 [3]		12,397 [3]		31,814	38		31,852
Capital expenditures[4]		2,081 [5]		1,041 [5]		3,122	23		3,145

[1] Power supply costs comprise of fuel for electric generation, purchased and interchange power, and purchased power – related parties.

[2] Other segment items comprise of preferred stock dividends.

[3] Amounts include a portion of Consumers' other common assets attributable to both the electric and gas utility businesses.

[4] Amounts include assets placed under finance lease.

[5] Amounts include a portion of Consumers' capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

Year Ended December 31, 2022	Electric Utility	Gas Utility	NorthStar Clean Energy	Segments Total	Other Reconciling Items	Consolidated
CMS Energy, including Consumers						
Operating revenue	$ 5,419	$ 2,732	$ 445	$ 8,596	$ —	$ 8,596
Operating expenses						
Power supply cost[1]	2,605	—	304	2,909	—	2,909
Cost of gas sold	—	1,243	13	1,256	—	1,256
Maintenance and other operating expenses	1,028	554	76	1,658	11	1,669
Depreciation and amortization	757	330	38	1,125	1	1,126
General taxes	240	159	12	411	1	412
Total operating expenses	4,630	2,286	443	7,359	13	7,372
Operating Income (Loss)	789	446	2	1,237	(13)	1,224
Other income (expense)[2]	106	81	12	199	(2)	197
Interest charges	218	116	3	337	182	519
Income (Loss) Before Income Taxes	677	411	11	1,099	(197)	902
Income tax expense (benefit)	109	32	3	144	(51)	93
Income (Loss) From Continuing Operations	568	379	8	955	(146)	809
Other segment items[3]	(1)	(1)	26	24	(6)	18
Net Income (Loss) Available to Common Stockholders	$ 567	$ 378	$ 34	$ 979	$ (152)	$ 827

[1] Power supply costs comprise of fuel for electric generation, purchased and interchange power, and purchased power – related parties.

[2] Includes income from equity method investees of $3 million attributable to NorthStar Clean Energy. See Note 15, Other Income and Other Expense.

[3] Other segment items comprise of income from discontinued operations, net of tax, loss attributable to noncontrolling interests, and preferred stock dividends.

Year Ended December 31, 2022	Electric Utility	Gas Utility	Segments Total	Other Reconciling Items	Consolidated
Consumers					
Operating revenue	$ 5,419	$ 2,732	$ 8,151	$ —	$ 8,151
Operating expenses					
Power supply cost[1]	2,605	—	2,605	—	2,605
Cost of gas sold	—	1,243	1,243	—	1,243
Maintenance and other operating expenses	1,028	554	1,582	—	1,582
Depreciation and amortization	757	330	1,087	1	1,088
General taxes	240	159	399	1	400
Total operating expenses	4,630	2,286	6,916	2	6,918
Operating Income (Loss)	789	446	1,235	(2)	1,233
Other income	106	81	187	—	187
Interest charges	218	116	334	1	335
Income (Loss) Before Income Taxes	677	411	1,088	(3)	1,085
Income tax expense (benefit)	109	32	141	(1)	140
Net Income (Loss)	568	379	947	(2)	945
Other segment items[2]	(1)	(1)	(2)	—	(2)
Net Income (Loss) Available to Common Stockholder	$ 567	$ 378	$ 945	$ (2)	$ 943

[1] Power supply costs comprise of fuel for electric generation, purchased and interchange power, and purchased power – related parties.

[2] Other segment items comprise of preferred stock dividends.

17: Related-party Transactions—Consumers

Consumers enters into a number of transactions with related parties in the normal course of business. These transactions include but are not limited to:

- purchases of electricity from affiliates of NorthStar Clean Energy
- payments to and from CMS Energy related to parent company overhead costs
- payments of principal and interest when due to CMS Energy related to borrowings under certain credit agreements and CMS Energy's repurchase of Consumers' first mortgage bonds

Transactions involving power supply purchases from certain affiliates of NorthStar Clean Energy are based on avoided costs under PURPA, state law, and competitive bidding. The payment of parent company overhead costs is based on the use of accepted industry allocation methodologies. These payments are for costs that occur in the normal course of business.

Presented in the following table is Consumers' expense recorded from related-party transactions for the years ended December 31:

							In Millions
Description	Related Party		2024		2023		2022
Purchases of capacity and energy	Affiliates of NorthStar Clean Energy	$	71	$	75	$	76

Amounts payable to related parties for purchased power and other services were $20 million at December 31, 2024 and $19 million at December 31, 2023. Accounts receivable from related parties were $15 million at December 31, 2024 and $9 million at December 31, 2023.

CMS Energy has a demand note payable to the DB SERP rabbi trust. The demand note bears interest at an annual rate of 4.10 percent and has a maturity date of 2028. The portion of the demand note attributable to Consumers was recorded as a note receivable – related party on Consumers' consolidated balance sheets at December 31, 2024 and 2023. For more information about Consumers' note receivable – related party, see Note 6, Financial Instruments.

Consumers has a natural gas transportation agreement with a subsidiary of CMS Energy that extends through 2038, related to a pipeline owned by Consumers. For additional details about the agreement, see Note 8, Leases.

CMS Energy has repurchased certain of Consumers' first mortgage bonds. Interest payable to related parties was $7 million at December 31, 2024 and $3 million at December 31, 2023. For more information about these repurchases, see Note 4, Financings and Capitalization—CMS Energy's Purchase of Consumers' First Mortgage Bonds.

In December 2024, Consumers renewed a short-term credit agreement with CMS Energy, permitting Consumers to borrow up to $500 million. For additional details about the agreement, see Note 4, Financings and Capitalization—Short-term Borrowings.

18: Variable Interest Entities

Consolidated VIEs: NorthStar Clean Energy consolidates certain entities that it does not wholly own, but for which it manages and controls the entities' operating activities. NorthStar Clean Energy is the primary beneficiary of these entities because it has the power to direct the activities that most significantly impact the economic performance of the companies, as well as the obligation to absorb losses or the right to receive benefits from the companies. Presented in the following table is information about the VIEs NorthStar Clean Energy consolidates:

Consolidated VIE	NorthStar Clean Energy's ownership interest	Description of VIE
Aviator Wind Equity Holdings	51-percent ownership interest[1]	Holds a Class B membership interest in Aviator Wind
Aviator Wind	Class B membership interest[2]	Holding company of a 525-MW wind generation project in Coke County, Texas
Newport Solar Holdings	Class B membership interest[2]	Holding company of a 180-MW solar generation project in Jackson County, Arkansas
NWO Holdco	Class B membership interest[2]	Holding company of a 100-MW wind generation project in Paulding County, Ohio

[1]   The remaining 49-percent interest is presented as noncontrolling interest on CMS Energy's consolidated balance sheets.

[2]   The Class A membership interest in the entity is held by a tax equity investor and is presented as noncontrolling interest on CMS Energy's consolidated balance sheets. Under the associated limited liability company agreement, the tax equity investor is guaranteed preferred returns from the entity.

Earnings, tax attributes, and cash flows generated by the entities in which NorthStar Clean Energy holds a Class B membership are allocated among and distributed to the membership classes in accordance with the ratios specified in the associated limited liability company agreements; these ratios change over time and are not representative of the ownership interest percentages of each membership class. Since these entities' income and cash flows are not distributed among their investors based on ownership interest percentages, NorthStar Clean Energy allocates the entities' income (loss) among the investors by applying the hypothetical liquidation at book value method. This method calculates each investor's earnings based on a hypothetical liquidation of the entities at the net book value of underlying assets as of the balance sheet date. The liquidation tax gain (loss) is allocated to each investor's capital account, resulting in income (loss) equal to the period change in the investor's capital account balance.

Presented in the following table are the carrying values of the VIEs' assets and liabilities included on CMS Energy's consolidated balance sheets:

			In Millions	
December 31		2024		2023
Current				
Cash and cash equivalents	$	18	$	28
Accounts receivable		4		3
Prepayments and other current assets		3		4
Non-current				
Plant, property, and equipment, net		1,024		1,064
Other non-current assets		3		3
Total assets[1]	$	1,052	$	1,102
Current				
Accounts payable	$	8	$	12
Non-current				
Non-current portion of finance leases		23		23
Asset retirement obligations		33		32
Total liabilities	$	64	$	67

[1] Assets may be used only to meet VIEs' obligations and commitments.

NorthStar Clean Energy is obligated under certain indemnities that protect the tax equity investors against losses incurred as a result of breaches of representations and warranties under the associated limited liability company agreements. For additional details on these indemnity obligations, see Note 3, Contingencies and Commitments—Guarantees.

Consumers' wholly-owned subsidiaries, Consumers 2014 Securitization Funding and Consumers 2023 Securitization Funding, are VIEs designed to collateralize Consumers' securitization bonds. These entities are considered VIEs primarily because their equity capitalization is insufficient to support their operations. Consumers is the primary beneficiary of and consolidates these VIEs, as it has the power to direct the activities that most significantly impact the economic performance of the companies, as well as the obligation to absorb losses or the right to receive benefits from the companies. The VIEs' primary assets and liabilities comprise regulatory assets and long-term debt. For more information on these assets and liabilities, see Note 2, Regulatory Matters—Securitized Costs and Note 4, Financings and Capitalization—Securitization Bonds.

Non-consolidated VIEs: NorthStar Clean Energy has variable interests in T.E.S. Filer City, Grayling, Genesee, and Craven. While NorthStar Clean Energy owns 50 percent of each partnership, it is not the primary beneficiary of any of these partnerships because decision making is shared among unrelated parties, and no one party has the ability to direct the activities that most significantly impact the entities' economic performance, such as operations and maintenance, plant dispatch, and fuel strategy. The partners must agree on all major decisions for each of the partnerships.

Presented in the following table is information about these partnerships:

Name	Nature of the Entity	Nature of NorthStar Clean Energy's Involvement
T.E.S. Filer City	Coal-fueled power generator	Long-term PPA between partnership and Consumers Employee assignment agreement
Grayling	Wood waste-fueled power generator	Long-term PPA between partnership and Consumers Reduced dispatch agreement with Consumers[1] Operating and management contract
Genesee	Wood waste-fueled power generator	Long-term PPA between partnership and Consumers Reduced dispatch agreement with Consumers[1] Operating and management contract
Craven	Wood waste-fueled power generator	Operating and management contract

[1] Reduced dispatch agreements allow the facilities to be dispatched based on the market price of power compared with the cost of production of the plants. This results in fuel cost savings that each partnership shares with Consumers' customers.

The creditors of these partnerships do not have recourse to the general credit of CMS Energy, NorthStar Clean Energy, or Consumers. NorthStar Clean Energy's maximum risk exposure to these partnerships is generally limited to its investment in the partnerships, which is included in investments on CMS Energy's consolidated balance sheets in the amount of $64 million at December 31, 2024 and $74 million at December 31, 2023.

19: Exit Activities and Asset Sales

Retention Incentive Program: In accordance with its Clean Energy Plan, Consumers plans to retire the J.H. Campbell coal-fueled generating units in 2025. In order to ensure necessary staffing at J.H. Campbell through retirement, Consumers has implemented a retention incentive program. The aggregate cost of the J.H. Campbell program through 2025 is estimated to be less than $50 million. The MPSC has approved deferred accounting treatment for these costs; these expenses are deferred as a regulatory asset.

As of December 31, 2024, the cumulative cost incurred and deferred as a regulatory asset related to the J.H. Campbell retention incentive program was $43 million. Amounts deferred under the program are subsequently collected from customers over three years.

Presented in the following table is a reconciliation of the retention benefit liability recorded in other liabilities on Consumers' consolidated balance sheets:

			In Millions	
Year Ended December 31		2024		2023 [1]
Retention benefit liability at beginning of period	$	16	$	21
Costs deferred as a regulatory asset		8		16
Costs paid or settled		(10)		(21)
Retention benefit liability at the end of the period[2]	$	14	$	16

[1] Includes amounts associated with a retention incentive program at the D.E. Karn coal-fueled generating units; this program concluded following the units' retirement in June 2023.

Includes current portion of other liabilities of $14 million at December 31, 2024 and $7 million at December 31, 2023.

Sale of ASP Business: In April 2024, Consumers sold its unregulated ASP business to a non-affiliated company. Consumers received proceeds of $124 million from the transaction, which resulted in a $110 million gain on the transaction. In its order approving the settlement of Consumers' 2023 gas rate case, the MPSC authorized sharing the gain, net of transaction costs, with customers. Accordingly, Consumers recorded the gain on the transaction as a regulatory liability on its consolidated balance sheets. For additional information, see Note 2, Regulatory Matters.

In conjunction with the sale, Consumers executed a long-term services agreement, under which it will continue to provide certain services associated with the ASP business for a fee, including billing, collection, and call center services.

Other Sale Activity: In December 2024, NorthStar Clean Energy entered into an agreement to sell, for approximately $40 million, a noncontrolling interest in the holding company of a 100-MW wind project located in Paulding County, Ohio. Additionally, in January 2025, NorthStar Clean Energy signed an agreement to sell, for approximately $10 million, a noncontrolling interest in the holding company of a 24-MW solar project located in Delta Township, Michigan and all interest in the holding company of a 3-MW solar project located in Phillips, Wisconsin. These sales are expected to close in the first half of 2025.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CMS Energy Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CMS Energy Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedules listed in the index appearing under Item 15 (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of New Regulatory Matters

As described in Note 2 to the consolidated financial statements, the Company is a utility and must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, the Company records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by a non-regulated business. As of December 31, 2024, the Company has recognized a total of $3,798 million of regulatory assets, $4,178 million of regulatory liabilities, and $38 million of accrued rate refunds. As described by management, there are multiple participants to rate case proceedings who often challenge various aspects of those proceedings, including the prudence of the Company's policies and practices. These participants often seek cost disallowances and other relief and have appealed significant decisions reached by the regulators. The recovery of regulatory assets and the settlement of regulatory liabilities are contingent upon the outcomes of rate cases and regulatory proceedings. The principal considerations for our determination that performing procedures relating to accounting for the effects of new regulatory matters is a critical audit matter are (i) the high degree of auditor judgment and subjectivity applied to evaluate management's assessment of the potential outcomes and related accounting impacts associated with pending rate case proceedings; (ii) in some cases, the significant audit effort necessary to assess contrary evidence from various parties involved in rate case proceedings; and (iii) the significant audit effort necessary to evaluate audit evidence related to the recovery of regulatory assets and the settlement of regulatory liabilities. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including the probability of recovering incurred costs and the related accounting and disclosure impacts. These procedures also included, among others, (i) evaluating the Company's correspondence with regulators; (ii) evaluating the reasonableness of management's assessment regarding whether recovery of regulatory assets and settlement of regulatory liabilities is probable; (iii) evaluating the sufficiency of the disclosures in the consolidated financial statements; and (iv) testing, on a sample basis, the regulatory assets and liabilities, including those subject to pending rate cases and regulatory proceedings, based on (a) provisions and formulas outlined in rate orders; (b) other regulatory correspondence; and (c) application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 11, 2025

We have served as the Company's auditor since 2007.

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Consumers Energy Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Consumers Energy Company and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15 (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of New Regulatory Matters

As described in Note 2 to the consolidated financial statements, the Company is a utility and must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, the Company records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by a non-regulated business. As of December 31, 2024, the Company has recognized a total of $3,798 million of regulatory assets, $4,178 million of regulatory liabilities, and $38 million of accrued rate refunds. As described by management, there are multiple participants to rate case proceedings who often challenge various aspects of those proceedings, including the prudence of the Company's policies and practices. These participants often seek cost disallowances and other relief and have appealed significant decisions reached by the regulators. The recovery of regulatory assets and the settlement of regulatory liabilities are contingent upon the outcomes of rate cases and regulatory proceedings. The principal considerations for our determination that performing procedures relating to accounting for the effects of new regulatory matters is a critical audit matter are (i) the high degree of auditor judgment and subjectivity applied to evaluate management's assessment of the potential outcomes and related accounting impacts associated with pending rate case proceedings; (ii) in some cases, the significant audit effort necessary to assess contrary evidence from various parties involved in rate case proceedings; and (iii) the significant audit effort necessary to evaluate audit evidence related to the recovery of regulatory assets and the settlement of regulatory liabilities. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including the probability of recovering incurred costs and the related accounting and disclosure impacts. These procedures also included, among others, (i) evaluating the Company's correspondence with regulators; (ii) evaluating the reasonableness of management's assessment regarding whether recovery of regulatory assets and settlement of regulatory liabilities is probable; (iii) evaluating the sufficiency of the disclosures in the consolidated financial statements; and (iv) testing, on a sample basis, the regulatory assets and liabilities, including those subject to pending rate cases and regulatory proceedings, based on (a) provisions and formulas outlined in rate orders; (b) other regulatory correspondence; and (c) application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 11, 2025

We have served as the Company's auditor since 2007.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

CMS Energy

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: Under the supervision and with the participation of management, including its CEO and CFO, CMS Energy conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, CMS Energy's CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control Over Financial Reporting: CMS Energy's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). CMS Energy's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CMS Energy

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of CMS Energy are being made only in accordance with authorizations of management and directors of CMS Energy

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of CMS Energy's assets that could have a material effect on its financial statements

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, CMS Energy conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024. In making this evaluation, management used the criteria set forth in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, CMS Energy's management concluded that its internal control over financial reporting was effective as of December 31, 2024. The effectiveness of CMS Energy's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting: There have not been any changes in CMS Energy's internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to affect materially, its internal control over financial reporting.

Consumers

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, Consumers' CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control Over Financial Reporting: Consumers' management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Consumers' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consumers

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Consumers are being made only in accordance with authorizations of management and directors of Consumers

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Consumers' assets that could have a material effect on its financial statements

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024. In making this evaluation, management used the criteria set forth in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, Consumers' management concluded that its internal control over financial reporting was effective as of December 31, 2024. The effectiveness of Consumers' internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting: There have not been any changes in Consumers' internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to affect materially, its internal control over financial reporting.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

CMS Energy

CMS Energy has adopted an insider trading compliance policy and program applicable to directors, executive officers and employees, as well as CMS Energy itself. CMS Energy believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the New York Stock Exchange listing standards. A copy of the insider trading policy is filed as Exhibit 19.1 to this Form 10-K. Additional information that is required in Item 10 of this Form 10-K regarding executive officers is included in the Item 1. Business—Information About CMS Energy's and Consumers' Executive Officers section, which is incorporated by reference herein.

Information that is required in Item 10 of this Form 10-K regarding directors, executive officers, and corporate governance is incorporated by reference from CMS Energy's and Consumers' definitive proxy statement for their 2025 Annual Meetings of Shareholders to be held May 2, 2025. The proxy statement will be filed with the SEC, pursuant to Regulation 14A under the Exchange Act, within 120 days after the end of the fiscal year covered by this Form 10-K, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Code of Ethics

CMS Energy has adopted an employee code of ethics, entitled "CMS Energy 2024 Code of Conduct and Guide to Ethical Business Behavior" (Employee Code) that applies to its CEO, CFO, and CAO, as well as all other officers and employees of CMS Energy and its affiliates. The Employee Code is administered by the Chief Compliance Officer of CMS Energy, who reports directly to the Audit Committee. CMS Energy has also adopted a director code of ethics entitled "2024 Board of Directors Code of Conduct and Guide to Ethical Business Behavior" (Director Code) that applies to its directors. The Director Code is administered by the Audit Committee. Any alleged violation of the Director Code by a director will be investigated by disinterested members of the Audit Committee, or if none, by disinterested members of the entire Board. The Employee Code and Director Code and any waivers of, or amendments or exceptions to, a provision of the Employee Code that applies to CMS Energy's CEO, CFO, CAO or persons performing similar functions and any waivers of, or amendments or exceptions to, a provision of CMS Energy's Director Code will be disclosed on CMS Energy's website at www.cmsenergy.com/corporate-governance/compliance-and-ethics.

Consumers

Consumers has adopted an insider trading compliance policy and program applicable to directors, executive officers and employees, as well as Consumers itself. Consumers believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the New York Stock Exchange listing standards. A copy of the insider trading policy is filed as Exhibit 19.1 to this Form 10-K. Additional information that is required in Item 10 of this Form 10-K regarding executive officers is included in the Item 1. Business—Information About CMS Energy's and Consumers' Executive Officers section, which is incorporated by reference herein.

Information that is required in Item 10 of this Form 10-K regarding directors, executive officers, and corporate governance is incorporated by reference from CMS Energy's and Consumers' definitive proxy statement for their 2025 Annual Meetings of Shareholders to be held May 2, 2025. The proxy statement will be filed with the SEC, pursuant to Regulation 14A under the Exchange Act, within 120 days after the end of the fiscal year covered by this Form 10-K, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Code of Ethics

Consumers has adopted an employee code of ethics, entitled "CMS Energy 2024 Code of Conduct and Guide to Ethical Business Behavior" (Employee Code) that applies to its CEO, CFO, and CAO, as well as all other officers and employees of Consumers and its affiliates. The Employee Code is administered by the Chief Compliance Officer of Consumers, who reports directly to the Audit Committee. Consumers has also adopted a director code of ethics entitled "2024 Board of Directors Code of Conduct and Guide to Ethical Business Behavior" (Director Code) that applies to its directors. The Director Code is administered by the Audit Committee. Any alleged violation of the Director Code by a director will be investigated by disinterested members of the Audit Committee, or if none, by disinterested members of the entire Board. The Employee Code and Director Code and any waivers of, or amendments or exceptions to, a provision of the Employee Code that applies to Consumers' CEO, CFO, CAO or persons performing similar functions and any waivers of, or amendments or exceptions to, a provision of Consumers' Director Code will be disclosed on Consumers' website at www.cmsenergy.com/corporate-governance/compliance-and-ethics.

Item 11.   Executive Compensation

See the note below.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

Presented in the following table is information regarding CMS Energy's equity compensation plans as of December 31, 2024:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plan approved by shareholders	—	$ —	4,469,391

Also see the note below.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See the note below.

Item 14. Principal Accountant Fees and Services

See the note below.

NOTE: Information that is required by Part III—Items 11, 12, 13, and 14 of this Form 10-K is incorporated by reference from CMS Energy's and Consumers' definitive proxy statement for their 2025 Annual Meetings of Shareholders to be held May 2, 2025. The proxy statement will be filed with the SEC, pursuant to Regulation 14A under the Exchange Act, within 120 days after the end of the fiscal year covered by this Form 10-K, all of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

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Part IV

Item 15.   Exhibits and Financial Statement Schedules

The following financial statements are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

- Consolidated Statements of Income of CMS Energy for the years ended December 31, 2024, 2023, and 2022
- Consolidated Statements of Comprehensive Income of CMS Energy for the years ended December 31, 2024, 2023, and 2022
- Consolidated Statements of Cash Flows of CMS Energy for the years ended December 31, 2024, 2023, and 2022
- Consolidated Balance Sheets of CMS Energy at December 31, 2024 and 2023
- Consolidated Statements of Changes in Equity of CMS Energy for the years ended December 31, 2024, 2023, and 2022
- Consolidated Statements of Income of Consumers for the years ended December 31, 2024, 2023, and 2022
- Consolidated Statements of Comprehensive Income of Consumers for the years ended December 31, 2024, 2023, and 2022
- Consolidated Statements of Cash Flows of Consumers for the years ended December 31, 2024, 2023, and 2022
- Consolidated Balance Sheets of Consumers at December 31, 2024 and 2023
- Consolidated Statements of Changes in Equity of Consumers for the years ended December 31, 2024, 2023, and 2022
- Notes to the Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm for CMS Energy
- Report of Independent Registered Public Accounting Firm for Consumers

The following financial statement schedules are included below:

- Schedule I — Condensed Financial Information of Registrant, CMS Energy—Parent Company at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022
- Schedule II — Valuation and Qualifying Accounts and Reserves of CMS Energy for the years ended December 31, 2024, 2023, and 2022
- Schedule II — Valuation and Qualifying Accounts and Reserves of Consumers for the years ended December 31, 2024, 2023, and 2022

Schedule I — Condensed Financial Information of Registrant

CMS Energy—Parent Company
Condensed Statements of Income

							In Millions
Years Ended December 31		2024		2023		2022
Operating Expenses						
Other operating expenses	$	10	$	10	$	7
Total operating expenses		10		10		7
Operating Loss		(10)		(10)		(7)
Other Income (Expense)						
Equity earnings of subsidiaries		1,061		929		980
Nonoperating retirement benefits, net		(1)		(1)		(1)
Other income		45		31		5
Other expense		—		—		(1)
Total other income		1,105		959		983
Interest Charges						
Interest on long-term debt		205		201		181
Intercompany interest expense and other		10		10		8
Total interest charges		215		211		189
Income Before Income Taxes		880		738		787
Income Tax Benefit		(19)		(20)		(50)
Net Income Attributable to CMS Energy		899		758		837
Preferred Stock Dividends		10		10		10
Net Income Available to Common Stockholders	$	889	$	748	$	827

The accompanying notes are an integral part of these statements.

Schedule I — Condensed Financial Information of Registrant (Continued)

CMS Energy—Parent Company
Condensed Statements of Cash Flows

						In Millions
Years Ended December 31		2024		2023		2022
Cash Flows from Operating Activities						
Net cash provided by operating activities	$	774	$	595	$	565
Cash Flows from Investing Activities						
Capital expenditures		(1)		—		—
Investment in subsidiaries		(535)		(630)		(796)
Investment in debt securities – intercompany		(288)		(293)		—
Decrease (increase) in notes receivable – intercompany		21		55		286
Net cash used in investing activities		(803)		(868)		(510)
Cash Flows from Financing Activities						
Proceeds from issuance of debt		490		800		—
Issuance of common stock		286		192		69
Retirement of long-term debt		(250)		—		—
Payment of dividends on common and preferred stock		(626)		(579)		(544)
Debt issuance costs and financing fees		(10)		(20)		(11)
Change in notes payable – intercompany		(6)		(7)		77
Net cash provided by (used in) financing activities		(116)		386		(409)
Net Increase (Decrease) in Cash and Cash Equivalents, Including Restricted Amounts		(145)		113		(354)
Cash and Cash Equivalents, Including Restricted Amounts, Beginning of Period		149		36		390
Cash and Cash Equivalents, Including Restricted Amounts, End of Period	$	4	$	149	$	36

The accompanying notes are an integral part of these statements.

Schedule I — Condensed Financial Information of Registrant (Continued)

CMS Energy—Parent Company

Condensed Balance Sheets

ASSETS

		In Millions
December 31	2024	2023
Current Assets		
Cash and cash equivalents	$ 4	$ 149
Notes and accrued interest receivable – intercompany	40	60
Accounts receivable – intercompany and related parties	8	9
Taxes receivable	—	11
Prepayments and other current assets	1	—
Total current assets	53	229
Other Non-current Assets		
Construction work in progress	1	—
Deferred income taxes	150	137
Investments in subsidiaries	12,400	11,701
Investment in debt securities – intercompany	591	296
Other investments	9	8
Other	21	24
Total other non-current assets	13,172	12,166
Total Assets	$ 13,225	$ 12,395

LIABILITIES AND EQUITY

	In Millions	
December 31	2024	2023
Current Liabilities		
Current portion of long-term debt	$ 740	$ 250
Accounts and notes payable – intercompany	74	75
Accrued interest, including intercompany	34	37
Accrued taxes	16	—
Other current liabilities	6	9
Total current liabilities	870	371
Non-current Liabilities		
Long-term debt	4,226	4,471
Notes payable – intercompany	100	105
Postretirement benefits	14	15
Other non-current liabilities	17	18
Total non-current liabilities	4,357	4,609
Equity		
Common stock	3	3
Other stockholders' equity	7,771	7,188
Total common stockholders' equity	7,774	7,191
Preferred stock	224	224
Total equity	7,998	7,415
Total Liabilities and Equity	$ 13,225	$ 12,395

The accompanying notes are an integral part of these statements.

Schedule I — Condensed Financial Information of Registrant (Continued)

CMS Energy—Parent Company
Notes to the Condensed Financial Statements

1:   Basis of Presentation

CMS Energy's condensed financial statements have been prepared on a parent-only basis. In accordance with Rule 12-04 of Regulation S-X, these parent-only financial statements do not include all of the information and notes required by GAAP for annual financial statements, and therefore these parent-only financial statements and other information included should be read in conjunction with CMS Energy's audited consolidated financial statements contained within Item 8. Financial Statements and Supplementary Data.

2:   Guarantees

CMS Energy has issued guarantees with a maximum potential obligation of $1.1 billion on behalf of some of its wholly owned subsidiaries and related parties. CMS Energy's maximum potential obligation consists primarily of potential payments:

- to third parties under certain commodity purchase and sales agreements entered into by CMS ERM and other subsidiaries of NorthStar Clean Energy
- to tax equity investors that hold membership interests in certain VIEs held by NorthStar Clean Energy
- to EGLE on behalf of CMS Land and CMS Capital, for environmental remediation obligations at Bay Harbor
- to the U.S. Department of Energy on behalf of Consumers, in connection with Consumers' 2011 settlement agreement with the U.S. Department of Energy regarding damages resulting from the department's failure to accept spent nuclear fuel from nuclear power plants formerly owned by Consumers

The expiration dates of these guarantees vary, depending upon contractual provisions or upon the statute of limitations under the relevant governing law.

Schedule II — Valuation and Qualifying Accounts and Reserves

CMS Energy Corporation

Years Ended December 31, 2024, 2023, and 2022

										In Millions	
Description		Balance at Beginning of Period		Charged to Expense		Charged to Other Accounts		Deductions		Balance at End of Period	
Allowance for uncollectible accounts[1]											
2024	$	21	$	33	$	—	$	31	$	23	
2023		27		34		—		40		21	
2022		20		50		—		43		27	
Deferred tax valuation allowance											
2024	$	2	$	—	$	—	$	1	$	1	
2023		2		—		—		—		2	
2022		2		—		—		—		2	

[1] Deductions represent write-offs of uncollectible accounts, net of recoveries.

Consumers Energy Company

Years Ended December 31, 2024, 2023, and 2022

										In Millions	
Description		Balance at Beginning of Period		Charged to Expense		Charged to Other Accounts		Deductions		Balance at End of Period	
Allowance for uncollectible accounts[1]											
2024	$	21	$	33	$	—	$	31	$	23	
2023		27		34		—		40		21	
2022		20		50		—		43		27	

[1] Deductions represent write-offs of uncollectible accounts, net of recoveries.

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Exhibit Index

The agreements included as exhibits to this Form 10-K filing are included solely to provide information regarding the terms of the agreements and are not intended to provide any other factual or disclosure information about CMS Energy, Consumers, or other parties to the agreements. The agreements may contain representations and warranties made by each of the parties to each of the agreements that were made exclusively for the benefit of the parties involved in each of the agreements and should not be treated as statements of fact. The representations and warranties were made as a way to allocate risk if one or more of those statements prove to be incorrect. The statements were qualified by disclosures of the parties to each of the agreements that may not be reflected in each of the agreements. The agreements may apply standards of materiality that are different than standards applied to other investors. Additionally, the statements were made as of the date of the agreements or as specified in the agreements and have not been updated. The representations and warranties may not describe the actual state of affairs of the parties to each agreement.

Additional information about CMS Energy and Consumers may be found in this filing, at www.cmsenergy.com, at www.consumersenergy.com, and through the SEC's website at www.sec.gov.

Exhibits	Previously Filed With File Number	As Exhibit Number		Description
3.1[1]	1-9513	3.1	—	Restated Articles of Incorporation of CMS Energy, effective June 1, 2004, as amended from time to time (Form 10-Q for the quarterly period ended June 30, 2024)
3.2[1]	1-9513	3.2	—	CMS Energy Bylaws, amended and restated effective February 8, 2016 (Form 8-K filed February 8, 2016)
3.3	1-5611	3(c)	—	Restated Articles of Incorporation of Consumers effective June 7, 2000 (Form 10-K for the fiscal year ended December 31, 2000)
3.4	1-5611	3.2	—	Consumers Bylaws, amended and restated as of January 24, 2013 (Form 8-K filed January 29, 2013)
4.1	2-65973	(b)(1)–4	—	Indenture dated as of September 1, 1945 between Consumers and Chemical Bank (successor to Manufacturers Hanover Trust Company), as Trustee, including therein indentures supplemental thereto through the Forty-third Supplemental Indenture dated as of May 1, 1979 (Form S-16 filed November 13, 1979)
				Indentures Supplemental thereto:
4.1.a	1-5611	4.2	—	104th dated as of 8/11/05 (Form 8-K filed August 11, 2005)
4.1.b	1-5611	4.1	—	112th dated as of 9/1/10 (Form 8-K filed September 7, 2010)
4.1.c	1-5611	4.1	—	113th dated as of 10/15/10 (Form 8-K filed October 20, 2010)
4.1.d	1-5611	4.1	—	114th dated as of 3/31/11 (Form 8-K filed April 6, 2011)
4.1.e	1-5611	4.1	—	120th dated as of 12/17/12 (Form 8-K filed December 20, 2012)
4.1.f	1-5611	4.1	—	121st dated as of 5/17/13 (Form 8-K filed May 17, 2013)
4.1.g	1-5611	4.1	—	123rd dated as of 12/20/13 (Form 8-K filed December 27, 2013)
4.1.h	1-5611	4.1	—	124th dated as of 8/18/2014 (Form 8-K filed August 18, 2014)
4.1.i	1-5611	4.1	—	125th dated as of 11/6/2015 (Form 8-K filed November 6, 2015)

Exhibits	Previously Filed With File Number	As Exhibit Number		Description
4.1.j	1-5611	4.1	—	126th dated as of 11/23/2015 (Form 8-K filed November 25, 2015)
4.1.k	1-5611	4.1	—	127th dated as of 8/10/16 (Form 8-K filed August 10, 2016)
4.1.l	1-5611	4.1	—	128th dated as of 2/22/17 (Form 8-K filed February 22, 2017)
4.1.m	1-5611	4.1	—	129th dated as of 9/28/17 (Form 8-K filed September 28, 2017)
4.1.n	1-5611	4.1	—	130th dated as of 11/15/17 (Form 8-K filed November 15, 2017)
4.1.o	1-5611	4.1	—	131st dated as of 5/14/18 (Form 8-K filed May 14, 2018)
4.1.p	1-5611	4.1	—	132nd dated as of 6/5/18 (Form 8-K filed June 5, 2018)
4.1.q	1-5611	4.1	—	133rd dated as of 10/1/18 (Form 8-K filed October 1, 2018)
4.1.r	1-5611	4.1	—	134th dated as of 11/13/18 (Form 8-K filed November 13, 2018)
4.1.s	1-5611	4.1	—	135th dated as of 5/28/19 (Form 8-K filed May 28, 2019)
4.1.t	1-5611	4.1	—	136th dated as of 9/3/19 (Form 8-K filed September 3, 2019)
4.1.u	1-5611	4.1	—	137th dated as of 9/19/19 (Form 8-K filed September 19, 2019)
4.1.v	1-5611	4.3	—	138th dated as of 10/1/19 (Form 10-Q for the quarterly period ended September 30, 2019)
4.1.w	1-5611	4.1	—	139th dated as of 3/26/20 (Form 8-K filed March 26, 2020)
4.1.x	1-5611	4.1	—	140th dated as of 5/13/20 (Form 8-K filed May 13, 2020)
4.1.y	1-5611	4.1	—	141st dated as of 5/20/20 (Form 8-K filed May 20, 2020)
4.1.z	1-5611	4.1	—	142nd dated as of 10/7/20 (Form 8-K filed October 7, 2020)
4.1.aa	1-5611	4.1	—	144th dated as of 8/12/21 (Form 8-K filed August 12, 2021)
4.1.bb	1-5611	4.1	—	145th dated as of 8/11/22 (Form 8-K filed August 11, 2022)
4.1.cc	1-5611	4.1	—	146th dated as of 12/14/22 (Form 8-K filed December 15, 2022)
4.1.dd	1-5611	4.1	—	147th dated as of 1/10/23 (Form 8-K filed January 10, 2023)
4.1.ee	1-5611	4.1	—	148th dated as of 2/23/23 (Form 8-K filed February 23, 2023)
4.1.ff	1-5611	4.1	—	149th dated as of 5/30/23 (Form 8-K filed May 30, 2023)
4.1.gg	1-5611	4.1	—	150th dated as of 8/4/23 (Form 8-K filed August 4, 2023)
4.1.hh	1-5611	4.1	—	151st dated as of 1/9/24 (Form 8-K filed January 9, 2024)
4.1.ii	1-5611	4.1	—	152nd dated as of 8/5/24 (Form 8-K filed August 5, 2024)
4.2	1-5611	(4)(b)	—	Indenture dated as of January 1, 1996 between Consumers and The Bank of New York Mellon, as Trustee (Form 10-K for the fiscal year ended December 31, 1995)
4.3	1-5611	(4)(c)	—	Indenture dated as of February 1, 1998 between Consumers and The Bank of New York Mellon (formerly The Chase Manhattan Bank), as Trustee (Form 10-K for the fiscal year ended December 31, 1997)
4.4[1]	33-47629	(4)(a)	—	Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as Trustee (Form S-3 filed May 1, 1992)
				Indentures Supplemental thereto:
4.4.a[1]	1-9513	4.1	—	29th dated as of 3/22/13 (Form 8-K filed March 22, 2013)
4.4.b[1]	1-9513	4.2	—	31st dated as of 2/27/14 (Form 8-K filed February 27, 2014)
4.4.c[1]	1-9513	4.1	—	32nd dated as of 11/9/15 (Form 8-K filed November 9, 2015)

Exhibits	With File Number	As Exhibit Number	Description
4.4.d[1]	1-9513	4.1	— 33rd dated as of 5/5/16 (Form 8-K filed May 5, 2016)
4.4.e[1]	1-9513	4.1	— 34th dated as of 11/3/16 (Form 8-K filed November 3, 2016)
4.4.f[1]	1-9513	4.1	— 35th dated as of 2/13/17 (Form 8-K filed February 13, 2017)
4.5[1]	1-9513	(4a)	— Indenture dated as of June 1, 1997 between CMS Energy and The Bank of New York Mellon, as Trustee (Form 8-K filed July 1, 1997)
			Indentures Supplemental thereto:
4.5.a[1]	1-9513	4.5.a	— 5th dated as of 2/13/18 (Form 10-K for the fiscal year ended December 31, 2017)
4.5.b[1]	1-9513	4.1	— 6th dated as of 3/8/18 (Form 8-K filed March 8, 2018)
4.5.c[1]	1-9513	4.1	— 7th dated as of 9/26/18 (Form 8-K filed September 26, 2018)
4.5.d[1]	1-9513	4.1	— 8th dated as of 2/20/19 (Form 8-K filed February 20, 2019)
4.5.e[1]	1-9513	4.1	— 9th dated as of 5/28/20 (Form 8-K filed May 28, 2020)
4.5.f[1]	1-9513	4.1	— 10th dated as of 11/25/20 (Form 8-K filed November 25, 2020)
4.6[1]	1-9513	4.1	— Indenture dated as of May 5, 2023 between CMS Energy and The Bank of New York Mellon, as Trustee (Form 8-K filed May 5, 2023)
4.7[1]	1-9513	4.6	— Description of CMS Energy Securities (Form 10-K for the fiscal year ended December 31, 2021)
4.8	1-5611	4.7	— Description of Consumers Securities (Form 10-K for the fiscal year ended December 31, 2019)
4.9[1]	1-9513	4.2	— Deposit Agreement, dated as of July 1, 2021, among CMS Energy, Equiniti Trust Company, and the holders from time to time of the depositary receipts described therein, including Form of Depositary Receipt (Form 8-K filed July 1, 2021)
10.1[2]	1-9513	10.1	— CMS Energy 2020 Performance Incentive Stock Plan, effective June 1, 2020 (Form 8-K filed May 5, 2020)
10.2[2]	1-9513	10.2	— CMS Energy's Deferred Salary Savings Plan, as amended and restated, effective January 1, 2022 (Form 10-K for the fiscal year ended December 31, 2023)
10.3[2]	1-9513	10.5	— CMS Energy and Consumers Directors' Deferred Compensation Plan, effective as of November 30, 2007 (Form 10-K for the fiscal year ended December 31, 2014)
10.4[2]	1-9513	10.6	— Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers effective on January 1, 1982 and as amended effective April 1, 2011 (Form 10-Q for the quarterly period ended March 31, 2011)
10.5[2]	1-9513	10.5	— Defined Contribution Supplemental Executive Retirement Plan, amended December 21, 2023, effective January 1, 2024 (Form 10-K for the fiscal year ended December 31, 2023)
10.6[2]	1-9513	10.2	— Form of Officer Separation Agreement as of July 1, 2023 (Form 10-Q for the quarterly period ended June 30, 2023)

Previously Filed

Exhibits	Previously Filed With File Number	As Exhibit Number	Description
10.7[1]	1-9513	(10)(y)	— Environmental Agreement dated as of June 1, 1990 made by CMS Energy to The Connecticut National Bank and Others (Form 10-K for the fiscal year ended December 31, 1990)
10.8[1,2]	1-9513	(10)(a)	— Form of Indemnification Agreement between CMS Energy and its Directors, effective as of November 1, 2007 (Form 10-Q for the quarterly period ended September 30, 2007)
10.9[2]	1-5611	(10)(b)	— Form of Indemnification Agreement between Consumers and its Directors, effective as of November 1, 2007 (Form 10-Q for the quarterly period ended September 30, 2007)
10.10[2]	1-9513	10.10	— CMS Incentive Compensation Plan for CMS Energy and Consumers Officers as amended, effective as of January 27, 2022 (Form 10-K for the fiscal year ended December 31, 2021)
10.11[2]	1-9513	10.3	— Form of Change in Control Agreement as of July 1, 2023 (Form 10-Q for the quarterly period ended June 30, 2023)
10.12[2]	1-9513	10.12	— Annual Employee Incentive Compensation Plan for Consumers amended December 11, 2023, effective July 1, 2023 (Form 10-K for the fiscal year ended December 31, 2023)
10.13[1,2]	1-9513	10.2	— Annual NorthStar Clean Energy Employee Incentive Compensation Plan as amended, effective as of July 1, 2023 (Form 10-Q for the quarterly period ended September 30, 2023)
10.14[1]	1-9513	10.1	— $550 million Fifth Amended and Restated Revolving Credit Agreement dated as of December 14, 2022 among CMS Energy, the Banks, as defined therein, and Barclays Bank PLC, as Agent (Form 8-K filed December 15, 2022)
10.15	1-5611	10.2	— $1.1 billion Sixth Amended and Restated Revolving Credit Agreement dated as of December 14, 2022 among Consumers, the Banks, as defined therein, and JPMorgan Chase Bank, N.A., as Agent (Form 8-K filed December 15, 2022)
10.16	1-5611	10.1	— $250 million Amended and Restated Revolving Credit Agreement dated as of November 19, 2018 among Consumers, the Banks, as defined therein, and The Bank of Nova Scotia, as Agent (Form 8-K filed November 20, 2018)
10.16.a	1-5611	10.1	— Description of the Extension to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 19, 2019)
10.16.b	1-5611	10.1	— Description of the Second Extension to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 19, 2020)
10.16.c	1-5611	10.1	— Description of the Third Extension to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 22, 2021)
10.16.d	1-5611	10.1	— First Amendment to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 29, 2022)

Exhibits	Previously Filed With File Number	As Exhibit Number		Description
10.16.e	1-5611	10.1	—	Amendment No. 2 to the Amended and Restated $250 million Secured Revolving Credit Agreement (Form 8-K filed November 29, 2023)
10.17[2]	1-9513	10.1	—	Consumers and other CMS Energy Companies Retired Executives Survivor Benefit Plan for Management/Executive Employees, distributed July 1, 2011 (Form 10-Q for the quarterly period ended September 30, 2011)
10.18	1-5611	10.1	—	Form of Commercial Paper Dealer Agreement between Consumers, as Issuer, and the Dealer party thereto (Form 10-Q for the quarterly period ended September 30, 2014)
10.19	1-5611	10.1	—	Purchase and Sale Agreement dated June 21, 2021 by and among Consumers and New Covert Generating Company, LLC (Form 8-K filed June 23, 2021)
10.19.a	1-5611	10.4	—	Amendment No. 1 dated as of May 31, 2023 to the Purchase and Sale Agreement, dated June 21, 2021 by and among Consumers and New Covert Generating Company, LLC (Form 10-Q for the quarterly period ending June 30, 2023)
10.20	1-5611	10.1	—	$1 billion unsecured Term Loan Credit Agreement dated as of July 22, 2022 among Consumers, the Banks defined therein, and U.S. Bank National Association, as Agent (Form 10-Q for the quarterly period ended June 30, 2022)
10.21[2]	1-9513	10.22	—	Annual Employee Incentive Compensation Plan for Consumers amended and restated effective January 1, 2024 (Form 10-K for the fiscal year ended December 31, 2023)
19.1			—	Policy Prohibiting Illegal Insider Trading
21.1			—	Subsidiaries of CMS Energy and Consumers
23.1			—	Consent of PricewaterhouseCoopers LLP for CMS Energy
23.2			—	Consent of PricewaterhouseCoopers LLP for Consumers
31.1			—	CMS Energy's certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2			—	CMS Energy's certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.3			—	Consumers' certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4			—	Consumers' certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1			—	CMS Energy's certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2			—	Consumers' certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1[2]	1-9513	97.1	—	CMS Energy/Consumers Clawback Policy (Form 10-K for the fiscal year ended December 31, 2023)

| Exhibits | Previously Filed | | Description |
	With File Number	As Exhibit Number	
99.1[1]	333-275106	99.1	— CMS Energy Stock Purchase Plan, as amended and restated October 20, 2023 (Form S-3ASR filed October 20, 2023)
101.INS			— Inline XBRL Instance Document
101.SCH			— Inline XBRL Taxonomy Extension Schema
101.CAL			— Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF			— Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB			— Inline XBRL Taxonomy Extension Labels Linkbase
101.PRE			— Inline XBRL Taxonomy Extension Presentation Linkbase
104			— Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

[1]   Obligations of CMS Energy or its subsidiaries, but not of Consumers.

[2]   Management contract or compensatory plan or arrangement.

Exhibits that have been previously filed with the SEC, designated above, are incorporated herein by reference and made a part hereof.

Item 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, CMS Energy Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Garrick J. Rochow
_____

 Name: Garrick J. Rochow

 Title: President and Chief Executive Officer

 Date: February 11, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of CMS Energy Corporation and in the capacities indicated and on February 11, 2025.

/s/ Garrick J. Rochow	/s/ John G. Russell
Garrick J. Rochow	John G. Russell, Director
President, Chief Executive Officer, and Director (Principal Executive Officer)	
	/s/ Suzanne F. Shank
	Suzanne F. Shank, Director
/s/ Rejji P. Hayes	
Rejji P. Hayes	
Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Myrna M. Soto
	Myrna M. Soto, Director
	/s/ John G. Sznewajs
	John G. Sznewajs, Director
/s/ Scott B. McIntosh	
Scott B. McIntosh	
Vice President, Controller, and Chief Accounting Officer	/s/ Ronald J. Tanski
(Controller)	Ronald J. Tanski, Director
/s/ Deborah H. Butler	/s/ Laura H. Wright
Deborah H. Butler, Director	Laura H. Wright, Director
/s/ Kurt L. Darrow	
Kurt L. Darrow, Director	
/s/ Ralph Izzo	
Ralph Izzo, Director	

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Consumers Energy Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Garrick J. Rochow
_____

Name: Garrick J. Rochow

Title: President and Chief Executive Officer

Date: February 11, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of Consumers Energy Company and in the capacities indicated and on February 11, 2025.

/s/ Garrick J. Rochow	/s/ John G. Russell
Garrick J. Rochow	John G. Russell, Director
President, Chief Executive Officer, and Director (Principal Executive Officer)	
	/s/ Suzanne F. Shank
	Suzanne F. Shank, Director
/s/ Rejji P. Hayes	
Rejji P. Hayes	
Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Myrna M. Soto
	Myrna M. Soto, Director
	/s/ John G. Sznewajs
	John G. Sznewajs, Director
/s/ Scott B. McIntosh	
Scott B. McIntosh	
Vice President, Controller, and Chief Accounting Officer (Controller)	/s/ Ronald J. Tanski
	Ronald J. Tanski, Director
/s/ Deborah H. Butler	/s/ Laura H. Wright
Deborah H. Butler, Director	Laura H. Wright, Director
/s/ Kurt L. Darrow	
Kurt L. Darrow, Director	
/s/ Ralph Izzo	
Ralph Izzo, Director	

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CMS Energy Corporation
Consumers Energy Company
One Energy Plaza
Jackson, MI 49201-2357